Exhibit (f)

Description of New South Wales and New South Wales Treasury Corporation

Forward-Looking Information

This Report contains forward-looking statements. Statements that are not historical facts, including statements about the New South Wales Treasury Corporation’s (the “Corporation”) and New South Wales’s (the “State,” “Government”, “New South Wales” or “NSW”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor NSW undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and NSW believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

•	the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, Europe’s economic, banking and sovereign debt situation and any stalling of the protracted United States recovery and failure to resolve the budgetary deadlock in the United States (the “fiscal cliff”);

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in the credit ratings of NSW and Australia;

•	changes in the rate of inflation in NSW;

•	changes in environmental and other regulation; and

•	changes to the distribution of revenue from the Commonwealth of Australia Government to the States.

Presentation of Financial and Other Information

The fiscal year of the Corporation and NSW is July 1 to June 30. Unless otherwise indicated, annual information presented in this report is based on fiscal years. In this report, the fiscal year that began on July 1, 2012 and ended on June 30, 2013 is referred to as “2012-13” and previous and subsequent fiscal years are referred to using the same convention.

The financial statements of the Corporation and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”) under the Public Finance and Audit Act 1983 of New South Wales. For reporting periods beginning on or after January 1, 2005, the AAS include the Australian Equivalents to International Financial Reporting Standards (“AEIFRS”).

Furthermore, financial reporting of the General Government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard was applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis.

Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales (the “Auditor-General”) has audited the financial statements included elsewhere in this report of the Corporation and the NSW Total State Sector Accounts, in each case, for the fiscal years ended June 30, 2011, 2012 and 2013.

In respect of the financial statements of the Corporation for the fiscal years ended June 30, 2011, 2012 and 2013, the Auditor-General issued unmodified independent audit reports.

In respect of the NSW Total State Sector Accounts for the fiscal year ended June 30, 2013, the Auditor-General issued an unmodified independent audit report. This eliminates the audit qualifications reported for the fiscal years ended June 30, 2012 and 2011, including audit qualifications regarding building valuations, land and infrastructure holdings and the recognition of archives, as follows:

•	Building Valuations – during 2012-13 another revaluation of school buildings was undertaken using a new depreciated replacement cost, mass valuation methodology, consistent with AAS and NSW’s Treasury requirements. This resolved the previous audit qualification to the Total State Accounts and resulted in a fall in the buildings reported by the State of A$1.2 billion.

•	Land and Infrastructure Holdings – various qualifications were resolved as a result of work determining the control of certain parcels of land within NSW. As a result, during 2012-13, the State recognized an additional A$475 million of land and was able to provide sufficient evidence that all material controlled land has been recognized.

•	State Archives – a detailed stock-take and extensive review of the value of the State’s archives was performed during 2012-13 to resolve the previous audit qualification to the Total State Accounts. This resulted in a revised valuation of A$818 million (compared to A$938 million in 2011-12). While the evidence to support this valuation is not yet complete, sufficient audit evidence has been obtained for the Auditor-General to conclude that any further adjustments will not materially impact the Total State Sector Accounts.

For further details, see note (1) — “Principles of Consolidation” to the NSW Total State Sector Accounts for the fiscal years ended June 30, 2011, 2012 and 2013.

For fiscal years ending on or after June 30, 2014, the Total State Sector Accounts will be impacted by an amendment to AASB 119 Employee Benefits (based on International Accounting Standard IAS 19), which is effective from July 1, 2013. This new standard has already been incorporated as part of the State’s 2013-14 Budget and modifies the measurement of defined benefit superannuation expenses in the statement of comprehensive income. This change will also be incorporated in the State’s audited financial statements for 2013-14.

The change to AASB 119 is expected to substantially increase the net superannuation interest expense and make the expense more volatile, as the amended standard will calculate the net interest superannuation expense using a single discount rate based on the government bond rate. In contrast, the net superannuation interest expense was previously calculated as the difference between the gross interest cost, based on the government bond rate and the expected return on plan assets. The net superannuation interest expense is expected to increase as the expected return on plan assets is normally higher than the government bond rate, thereby reducing gross interest income and increasing the net superannuation interest expense.

It is estimated that if the State had adopted the revised AASB 119 in 2012-13, the General Government Budget Result and Total State Sector Net Operating Balance for the 2012-13 year would have been negatively impacted by approximately A$1.5 billion and A$1.8 billion, respectively. However, the overall estimated cost of defined benefit superannuation liabilities will not change, as any increase in net superannuation interest expense is expected to be offset by a corresponding increase in “other comprehensive income”. The estimated superannuation liabilities recognized in the Statement of Financial Position will also remain unchanged under the revised standard.

For further details, see note (1) — “New Accounting Standards issued but not effective” to the NSW Total State Sector Accounts for the fiscal year ended June 30, 2013.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State, including its Treasury, the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology.

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Certain historical statistical information contained herein is based on estimates that the Corporation and/or NSW, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Corporation nor NSW currently expects any such revisions to be material, no assurance can be given that material changes will not be made.

Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State, including its Treasury, is from New South Wales Treasury’s 2013-14 Budget, released on June 18, 2013. Updates to the financial projections and forward estimates to 2016-17 contained in the 2013-14 Budget, along with a discussion of performance against the 2013-14 Budget, were reported in the 2013-14 Half-Yearly Review released on December 12, 2013 (the “2013-14 Half-Yearly Review”). A copy of the 2013-14 Half-Yearly Review is filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW. Please refer to the 2013-14 Half-Yearly Review for the updated information. A summary of the 2013-14 Half-Yearly Review is set forth below under “2013-14 Half-Yearly Review Summary”.

Since the ABS adopted the Australian and New Zealand Standard Industrial Classification (“ANZSIC”) 2006 industry classifications, the “Property & Business Services” sector has been broken down into “Rental, Hiring & Real Estate Services”, “Professional, Scientific & Technical Services” and “Administrative & Support Services”. These three industries are re-aggregated herein to more accurately analyze impacts on NSW’s predominantly service-based economy.

Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS stated their belief that the survey would remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size would be progressively reinstated to previous levels between July 2009 and December 2009. Since the release of December 2009 labor force data in January 2010 the labor force survey has been based on a fully reinstated sample.

Any discrepancies between totals and sums of components in this Report are due to rounding.

Certain Terms and Conventions

In this report, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for preceding periods.

In this report, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

Except as otherwise required by the context, references in this Report to the “Corporation,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to “NSW” are to New South Wales.

2013-14 Half-yearly review summary

For more current economic information and analysis, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW.

Below is a summary of the highlights from the 2013-14 Half-Yearly Review:

•	Economy. The global economic outlook in the 2013-14 Half-Yearly Review is that an economic recovery is expected over 2013-14, but more gradually than previously anticipated. This softer global economic outlook has weakened both Australian and NSW economic prospects since the time the 2013-14 Budget was released. Weaker terms of trade and modest employment and wages growth are expected to constrain income and demand growth and delay the transition to non-mining related business investment as a growth driver. Consequently, the NSW economy is expected to expand at a slightly slower pace than forecast at the time the 2013-14 Budget was released.
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NSW Real Gross State Product (“GSP”) growth forecasts for both 2013-14 and 2014-15 have been revised down by 0.25% to 2.50%, with the unemployment rate now forecast to drift higher to average 6.25% in 2014-15, from a previous forecast of 5.50%. However, activity is still expected to lift over the course of 2014-15, driven by an ongoing strong rise in housing investment, strengthening exports, solid public final demand growth led by State infrastructure spending and an emerging recovery in non-mining business investment.

There remains a high level of uncertainty around both the global and Australian economic outlooks. While the Government has a significant infrastructure program over the forward estimates which will boost activity, the timing and extent to which non-mining business investment becomes a major source of growth, both in Australia as a whole and in New South Wales, remains a key uncertainty.

•	Revised Budget Forecasts. The weaker economic prospects are reflected in the fiscal aggregates. A weaker fiscal position in 2013-14 and across the forward estimates reflects expected softer revenues and expense revisions.

Consistent with the presentation in the 2013-14 Budget, the 2013-14 Half-Yearly Review provides estimates of the 2013-14 Budget aggregates incorporating amendments to AASB 119 ‘Employee Benefits’, as well as on a ‘traditional’ basis (i.e., excluding the impact of amendments to AASB 119). An explanation of the budgetary impact of amendments to AASB 119 can be found in Box 1.1, Budget Paper No. 2, of the 2013-14 Budget Papers.

According to the 2013-14 Half-Yearly Review, the budget result for 2013-14 is now forecast to be in deficit by A$2,546 million. This is A$656 million, or approximately 1% of revenues, weaker than the 2013-14 Budget forecast of a A$1,890 million deficit. Across the forward estimates (2014-15 to 2016-17), the budget result is now forecast to worsen by approximately A$1,182 million.

Excluding the effects of the amendments to AASB 119, the 2013-14 Half-Yearly Review forecasts the budget result for 2013-14 to be a deficit of A$1,043 million, compared with a deficit of A$329 million in the 2013-14 Budget. A return to surplus on this basis is still projected for 2014-15, with increasing surpluses expected to continue over the forward estimates.

At an aggregate level, both revenues and expenses are expected to be impacted over the forward estimates by a restructure of the transport sector. Certain transport entity employee expenses are now reflected within the general government sector, with a recoupment of fees through a matching payment by the Public Trading Enterprises (“PTE”) into general government revenues (under sale of goods and services). This is forecast to add around A$100 million each year to expenses and revenues, with minimal net impact on the expected budget result.

Revenues are forecast to increase by A$46 million in 2013-14 and decrease by A$279 million over the forward estimates, 2014-15 to 2016-17. Abstracting from the transport impact above, revenues in 2013-14 are slightly softer than expected in the 2013-14 Budget, with lower revenues expected from weaker payroll tax, Commonwealth National Partnership Payments (“NPPs”) and dividends broadly offset by higher than expected transfer duty revenue and goods and services (“GST”) payments. From 2014-15, while transfer duties remain slightly higher than anticipated in the 2013-14 Budget, they are expected to be more than offset by declines in other State taxes, primarily payroll tax. In total, State taxation revenues have been revised down by A$979 million across the 2013-14 Budget and forward estimates, 2013-14 to 2016-17.

Relative to the 2013-14 Budget, expenses are forecast to increase by A$703 million in 2013-14 and A$903 million across the forward estimates, 2014-15 to 2016-17. As mentioned above, expenses, like revenues, have been inflated by transport changes. Abstracting from this effect, expenses are forecast to rise by A$601 million in 2013-14, and around $600 million over the forward estimates. Upward revisions to estimated superannuation expenses account for the bulk of the variations, with a further contribution from revisions to depreciation expenses and long service leave provisions as well as the carry forward of unspent funds from 2012-13. The contribution from new policy measures is modest at around A$271 million across the 2013-14 Budget and forward estimates, 2013-14 to 2016-17.

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The table below shows the revised estimates for the 2013-14 Budget result. The estimates continue to show an upwards trajectory of improving fiscal results, with increasing surpluses (excluding the effects of the amendments to AASB 119) across the forward estimates.

General Government Budget Results

General Government Budget Results	2012-13[1]	2013-14	2014-15	2015-16	2016-17
	(A$ million)
2013-14 Budget	(374)	(1,890)	(563)	157	535
2013-14 Half-Yearly Review	239	(2,546)	(1,051)	(323)	320
Traditional Budget Result - 2013-14 Budget[2]	(374)	(329)	829	1,305	1,526
Traditional Budget Result - 2013-14 Half-Yearly Review[2]	239	(1,043)	364	934	1,499

(1)	The 2012-13 General Government Budget Results have been presented above on the basis of applicable Accounting Standards at the time of presentation. The restatement of the 2012-13 Budget Result, including the retrospective application of AASB 119, can be found in Table 2.1 of the 2013-14 Half -Yearly Review, filed as exhibit (g) to the Annual Report for 2012-13 of the Corporation and NSW.
(2)	Budget results for the 2013-14 Half-Yearly Review and the 2013-14 Budget have been calculated on a traditional basis (i.e., excluding effects of the amendments to AASB 119).

The State believes a better than expected net lending result for 2012-13 provides a stronger base for 2013-14 and beyond. The softer budget position relative to the 2013-14 Budget forecast is reflected in the State’s revised net lending position, which has also weakened over the forward estimates (see the table below). Excluding the effects of the amendments to AASB 119, the expected increase in net lending totals approximately A$1 billion over the five years from 2012-13.

General Government Net Lending Results

General Government Net Lending Results	2012-13[1]	2013-14	2014-15	2015-16	2016-17
	(A$ million)
2013-14 Budget	(2,970)	(4,527)	(3,803)	(2,311)	(1,454)
2013-14 Half-Yearly Review	(2,168)	(5,264)	(4,419)	(2,825)	(1,691)
Traditional Budget Result - 2013-14 Budget[2]	(2,970)	(2,966)	(2,411)	(1,163)	(463)
Traditional Budget Result - 2013-14 Half-Yearly Review[2]	(2,168)	(3,760)	(3,005)	(1,569)	(512)
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(1)	The 2012-13 Net Lending Results have been presented above on the basis of applicable Accounting Standards at the time of presentation. The restatement of the 2012-13 Net Lending Result, including the retrospective application of AASB 119, can be found in Table 2.1 of the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2012-13 of the Corporation and NSW.
(2)	Net Lending Results for the 2013-14 Half-Yearly Review and the 2013-14 Budget have been calculated on a traditional basis (i.e., excluding the effects of the amendments to AASB 119).

Net financial liabilities for the General Government sector are projected to be A$60.3 billion at June 30, 2014 by the 2013-14 Half-Yearly Review, which is A$7.1 billion lower than the 2013-14 Budget estimate. The expected improvement mainly reflects the impact of the revised actuarial valuation of superannuation liabilities following changes to underlying assumptions and the higher forecast return on superannuation investments in 2013-14.

Net debt has improved and is now projected to be A$14 billion at June 30, 2014 by the 2013-14 Half-Yearly Review, A$1.8 billion lower than the 2013-14 Budget estimate. This variance recognizes the flow-on impact of the final budget result for 2012-13 partially offset by the lower forecast 2013-14 budget result in the 2013-14 Half-Yearly Review.

The 2013-14 Half-Yearly Review projects net debt to be A$20.2 billion at June 30, 2017, slightly below the A$20.3 billion estimated in the 2013-14 Budget.

General Government Net Financial Liabilities and Net Debt

	As at June 30,
	2013	2014	2015	2016	2017
Net Financial Liabilities
2013-14 Budget (A$ million)	69,228	67,463	63,659	61,153	59,777
2013-14 Budget (% of GSP)	14.7	13.6	12.2	11.1	10.4
2013-14 Half-Yearly Review (A$ million)	62,963	60,330	59,355	59,140	57,866
2013-14 Half-Yearly Review (% of GSP)	13.2	12.3	11.6	11.0	10.2
Change	(6,265)	(7,133)	(4,303)	(2,013)	(1,911)
Net Debt
2013-14 Budget (A$ million)	13,032	15,720	18,199	19,873	20,323
2013-14 Budget (% of GSP)	2.8	3.2	3.5	3.6	3.5
2013-14 Half-Yearly Review (A$ million)	11,907	13,966	17,222	19,401	20,161
2013-14 Half-Yearly Review (% of GSP)	2.5	2.8	3.4	3.6	3.6
Change	(1,125)	(1,754)	(978)	(472)	(162)

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Restraining annual expense growth to equal to or less than long term revenue growth continues to be a focus of the Government. Four-year forecast average revenue growth (2013-14 to 2016-17) has declined since the release of the 2013-14 Budget by 0.3% to 4.2%, largely due to expected weaker tax revenues and lower NPPs. At the same time, annual expense growth over the same four year period is estimated at 3.6%, only marginally higher than the 3.5% forecast in the 2013-14 Budget, and well below revenue growth.

Growth in Revenue and Expenses

	Four year average growth 2013-14 to 2016-17
	Revenue %	Expense %
2013-14 Budget	4.5	3.5
2013-14 Half-Yearly Review	4.2	3.6

Expected average annual growth in employee expenses in the 2013-14 Half-Yearly Review around the same level as published in the 2013-14 Budget.

Expense growth continues to be impacted by large capital grants for rail infrastructure projects. In line with agency reform in the transport sector, the treatment of the rail sector grants is being reviewed. See Section 2.3 (Box 2.1) of the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2012-13 of the Corporation and NSW, for more information.

•	Infrastructure Investment. Over the four years to 2016-17, the 2013-14 Half-Yearly Review estimates State infrastructure investment to total A$59.3 billion, which is roughly the same as the 2013-14 Budget estimate. Minor amendments across the sectors relate to revised timing of expenditures across 2013-14 and the forward estimates. Lower PTE expenditures expected in 2013-14 mostly relate to project delivery delays for major projects and project savings.

The Government believes that challenging economic and fiscal circumstances highlight the importance of its strategy of recycling assets on its balance sheet in order to invest in new infrastructure. The long-term lease of Port Botany and Port Kembla allowed the Government to fund its commitment to the WestConnex motorway. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for more details. Current transactions involve the long-term lease of the Port of Newcastle and the sale of Macquarie Generation. See “New South Wales Government Finances — Business Asset Transactions —Upcoming Transactions” for more details. The State believes these reforms are essential if the State’s infrastructure backlog is to be remedied without placing further pressure on net debt and the cost of borrowing.

New South Wales Treasury Corporation

New South Wales Treasury Corporation was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the principle objective of the Corporation is “to

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provide financial services for, or for the benefit of, the Government, public authorities and other public bodies”. The Corporation is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-government authorities involved in productive activities including electricity supply, water supply, rail and road transport and highway construction.

The Corporation is empowered to enter into all forms of financial accommodation, and funds borrowed by the Corporation are lent to the relevant public authorities or the NSW Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Corporation to any public authority of NSW is guaranteed by The Crown in Right of New South Wales pursuant to section 22A(1) of the PAFA Act. Funds raised by the Corporation are invested by it pending advances to such borrowers. The Corporation also provides liability and asset management services for authorities and the NSW Government.

Investors in the securities of the Corporation issued in respect of borrowings obtained by the Corporation are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Corporation. All funds lent by the Corporation to public authorities are in turn secured on the income and revenue of those authorities.

Securities issued by the Corporation issued in respect of borrowings obtained by the Corporation are guaranteed by The Crown in Right of New South Wales under the PAFA Act. NSW’s guarantee for the borrowings of the Corporation is payable from the fund formed under Part 5 of the Constitution Act of 1902 (NSW) constituting all public moneys collected, received or held by any person for or on behalf of NSW (the “Consolidated Fund”) without the need for further legislative approvals.

The Corporation is not subject to any direct Federal income taxes in the Commonwealth of Australia or NSW State taxes. The Corporation is subject to the Commonwealth of Australia GST which commenced on July 1, 2000 and the Commonwealth of Australia Fringe Benefit Tax.

The Corporation is not regulated by the Australian Prudential Regulation Authority (“APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Corporation’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the Auditor-General. The Corporation is committed to governance matters by working with its Board of Directors and an external professional accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.

The board policies of the Corporation are determined by its Board of Directors. The operations of the Corporation are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Corporation by the Chief Executive, or with his authority, is taken to have been performed by the Corporation. The Corporation is subject to the control and direction of the Treasurer of New South Wales.

The principal office of the Corporation is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

Board Members

The present Board Members of the Corporation are as follows:

•	Philip Gaetjens BA (Hons), Grad Dip Prof Acc - Chairperson of the Board; also Secretary of New South Wales Treasury. Over 30 years of experience in the Commonwealth of Australia Government and State Government.

•	Tim Spencer BEc (Hons) - Deputy Chairman of the Board, Member of Human Resources Committee. Deputy Secretary of Commercial Policy and Financing within NSW Treasury since 2012. Previously held senior appointments in Queensland Treasury, the South Australian Department of Treasury and Finance, the ACT Office of Financial Management and the Queensland Departments of Energy and Premier and Cabinet; Director, Port Botany Lessor Pty Ltd; and Director, Port Kembla Lessor Pty Ltd.

•	Ilana Atlas BJuris (Hons) (WAust), LLB (Hons) (WAust), LLM (Syd) - Non-executive Director, Member of Human Resources Committee. Former Group Executive at Westpac Group and former Partner at King & Wood Mallesons. Director, Suncorp Group Limited; Director, Coca-Cola Amatil Limited; Director,
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Westfield Holdings Limited; Director, Human Rights Law Centre; Chairman, Bell Shakespeare Company; Pro-Chancellor, Australian National University; Director, Oakridge Wines Pty Limited; and Member, Commonwealth Public Service Medal Committee.

•	Philip Chronican BCom (Hons), MBA - Non-executive Director, Chairperson of Audit and Risk Committee. Over 30 years of experience in banking and finance industry. Chief Executive Officer Australia, Australia and New Zealand Banking Group Limited. Former Group Executive, Westpac Institutional Bank and former Chief Financial Officer, Westpac Banking Corporation.

•	Stephen Knight BA, FAICD - Chief Executive of the Corporation and Chairman, TCorp Nominees Pty Limited. Over 30 years of experience in banking and public sector, financial management. Director, Australian Financial Markets Association Limited; Committee Member, Financial Services Council Investment Board; and Member, CEDA NSW Advisory Council.

•	Hon. Alan Stockdale BA, LLB - Non-executive Director, Member of Audit and Risk Committee. Barrister for 12 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited; Chairman, Medical Research Commercialisation Fund Pty Ltd; Federal President, Liberal Party of Australia; Member of the Advisory Board of Lazard Australia Pty Ltd ; Chairman, Master Builders’ Association of Victoria Foundation; Chairman, City West Water; Syndicate Chairman, CEO Institute; Consultant, Yarris Pty Ltd; Consultant, Maddocks Lawyers; Strategic Adviser to the CEO, Metro Trains Melbourne Pty Ltd; Director, EC Strategies Pty Ltd; and Chairman, Advisory Board of CareerLounge Pty Ltd (Voluntary).

•	Kerry Schott BA (Hons), MA, DPhil - Non-executive Director, Chairperson of Human Resources Committee. Director, Infrastructure Australia; Director; Whitlam Institute; Patron, National Advisory Board of Infrastructure Partnerships Australia; Board Member, Advisory Board of RREEF Infrastructure; Board Member of NBN Co and Chair, Moorebank Intermodal Company Ltd.. Former Managing Director and Chief Executive of Sydney Water; Deputy Secretary of NSW Treasury; Managing Director Of Deutsche Bank Australia and Executive Vice President of Bankers Trust Australia.

.•	Peter Warne BA, FAICD - Non-executive Director, Member of Audit and Risk Committee. Director, Macquarie Group Ltd and Macquarie Bank Ltd; Director, ASX Limited; ASX Clearing Corporation Ltd; ASX Clear Pty Ltd; ASX Settlement Pty Ltd; Chairman, ASX Clear (Futures) Pty Ltd; Chairman, ALE Property Group; Deputy Chairman, Director, Crowe Horwath Australasia Ltd; Director, Securities Exchanges Guarantee Corporation Limited; Director, Securities Research Centre of Asia Pacific; Director, Macquarie University Foundation; Member, Advisory Board of the Australian Office of Financial Management; Chairman, St. Andrew’s Cathedral School Foundation and School Foundation and Chairman, OzForex Group Limited. Former head of Bankers Trust Australia Limited Financial Markets Group for 11 years.

Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.

Directors must monitor and disclose any actual or potential conflicts of interest as they arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Corporation’s Board are also directors of other New South Wales Government entities which may also be clients of the Corporation.

Audit and Risk Committee

The Corporation’s Audit and Risk Committee is an advisory body to the Corporation’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities.

The objective of the Audit and Risk Committee is to provide independent assistance to the Board by overseeing, monitoring and reporting on:

•	the Corporation’s governance, risk and control frameworks (including internal and external audit functions) and its external accountability requirements; and

•	the Corporation’s annual financial statements.
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The present members of the Audit and Risk Committee of the Corporation are Peter Warne, Philip Chronican and Hon. Alan Stockdale.

Subsidiaries

The Corporation owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’s directors are Stephen Knight, Chief Executive of the Corporation, Clare Mifsud, General Counsel of the Corporation, and Paul Smith, Chief Operating Officer of the Corporation.

The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Corporation. There were no substantial transactions between the Corporation and TCorp Nominees during the year ended June 30, 2013. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Corporation’s balance sheet.

Financial Information

As at June 30, 2013, the Corporation had approximately A$72.7 billion in assets and approximately A$72.6 billion in liabilities compared to A$70.3 billion in assets and A$70.2 billion in liabilities at June 30, 2012.

The Corporation’s Compliance and Risk Management Strategy

The Corporation’s compliance and risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Corporation’s business. The compliance and risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.

As part of the Corporation’s governance framework, the Audit and Risk Committee acts as an advisory body to the Corporation’s Board on internal and external audit functions, operational risk management and financial reporting.

The Corporation operates under self-imposed capital requirements based on prudential statements published by Australia’s prudential regulator. Within these Corporation specific capital constraints, the Corporation manages market, credit and operational risks to ensure that the level of its capital is sufficient to cover the financial risks incurred in the Corporation’s daily business.

Market Risk

The Corporation uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Corporation’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.

Credit Risk

In conducting its business, the Corporation invests in high-grade financial assets issued by parties external to the whole of the New South Wales Government grouping. Credit exposures are monitored daily against Board approved limits.

Operational Risk

Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Corporation reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. The Corporation uses “Cura” software to aid the identification and measurement of risk and implementation of associated internal controls. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover and business continuity plans. The Corporation allocates capital to cover operational risk.

External Independent Auditor

The Corporation is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The Public Finance and Audit Act 1983 (NSW) further promotes independence of the Audit Office by ensuring that Parliament, not the Executive Government, can remove the Auditor-General and by precluding the provision of non-audit services to all public sector agencies. PricewaterhouseCoopers is engaged by the Corporation to undertake

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internal audit projects as agreed by the Audit and Risk Committee under the Corporation’s Audit and Risk Committee and Internal Audit Charters and to report findings independently to the Audit and Risk Committee.

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The State of New South Wales

General

New South Wales is Australia’s largest state by population, with approximately 7.4 million people, or about 32% of Australia’s total population as at June 31, 2013 (latest available). The majority of NSW’s population, approximately 4.3 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (421,000) and Wollongong (283, 000).1

QUEENSLAND
SOUTH AUSTRALIA
VICTORIA
Tweed Heads
Lismore
Moree
Glen Innes
Grafton
Armidale
Coffs Harbour
Walgett
Bourke
Tamworth
Port Macquarie
Taree
Cobar
Nyngan
Broken Hill
Dubbo
Maitland
NEWCASTLE
Orange
Bathurst
Lithgow
Katoomba
Gosford
SYDNEY
Cowra
Young
WOLLONGONG
Griffith
Hay
Narrandera
Yass
Goulburn
Wagga Wagga
CANBERRA
ACT
Queanbeyan
Deniliquin
Albury
Cooma
Bega
Eden
0
100
200
300
Kilometres
Department of Lands
© NSW DEPARTMENT OF LANDS 2009

NSW has the largest and most diversified economy of all the Australian States. In 2012-13 (the latest fiscal year for which data is available), NSW made up 30.9% of the national economy in terms of real output, significantly more than the next two largest States of Victoria (21.9%) and Queensland (19.3%). In terms of real output share (defined as an industry’s share of real Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Finance and Insurance Services, Property and Business Services2 and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally.

[1]	Populations for Sydney, Newcastle and Wollongong are approximate and as at June 30, 2012 (latest available,).
[2]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.
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The State has a large, skilled and multi-lingual workforce. At May 31, 2012 (latest available), approximately 60.6% of NSW’s working age population held tertiary qualifications — higher than the national average of 58.8%. This included over 1.5 million people with vocational qualifications.3

Government of NSW

NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and Federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.

NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.

The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the NSW Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

Currently the party holding Government is the Liberal Party of Australia, which came to office in March 2011, following the March 26, 2011 election. The current Premier of NSW is the Honorable Barry O’Farrell, who was sworn in as Premier in April 2011.

The next State election will be held in 2015.

The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.

In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.

Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.

The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Corporation) are audited on an annual basis by the Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.

NSW’s judicial system is made up of three tiers — the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.

[3]	Source: Australian Bureau of Statistics, Education and Work, Australia, May 2013, (ABS 6227.0.).
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A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.

Public enterprises are generally commercially focused entities and include PTEs and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the General Government sector, in accordance with normal commercial principles.

Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the General Government sector to provide these services.

Local Government is the third tier of government in Australia (the other two being Federal and State). In NSW, local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, Federal grants and borrowings.

The NSW Government’s responsibility for local government funding is limited to the following areas:

•	Distributing Federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.

On June 4, 2010, the then NSW Government transferred to the Independent Pricing and Regulatory Tribunal (“IPART”) the following responsibilities regarding local government funding:

•	Setting and overseeing the rate pegging system — this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg;

•	Reviewing selected section 94 Council contribution plans (that is, payments by developers to councils that are used to fund community facilities and infrastructure for new developments) on behalf of the Minister of Planning.

The transfers of these responsibilities are effective from fiscal year 2011.

In the 2009-10 Budget, the then NSW Government announced the Local Infrastructure Fund, a temporary measure providing A$200 million in interest free loans to local governments for infrastructure projects that local governments are unable to undertake due to funding constraints. Approved projects had to commence during the 2009-10 year and be completed within 18 months. Local governments alone are responsible for any ongoing costs and the management of the approved projects. Over 2009-10, 33 local councils participated in the program, borrowing around A$179 million. These loans have a term of ten years, but can vary depending on individual contracts. In general, the final repayments of these loans will be in December 2019.

The Corporation does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

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The following depicts the structure of the Total State sector:

Economic Outlook

International Economy

New South Wales is linked to the global economy through both financial and trade channels. Thus, it is affected by the global economic developments, especially in the United States and Asia. The global economy is expected to recover over 2013-14, but more gradually than previously anticipated. Growth is somewhat uneven between regions and risks remain to the downside.

In their latest reports,4 both the IMF and OECD have projected moderate global growth. However, they revised their projected rate of growth down when compared to their earlier forecasts.

In October 2013, the IMF revised their world growth forecasts down by 0.4% for both 2013 and 2014 to 2.9% and 3.6%, respectively, compared to their forecasts in April 2013. The reasons for the downgrade by the IMF were China and other emerging economies coming off cyclical peaks and the belief that the United States may begin to taper its quantitative easing measures.

In its November 2013 Economic Outlook, the OECD revised its world GDP growth forecasts down by 0.4% in 2013 to 2.7% and by 0.4% in 2014 to 3.6%, in each case compared to its May 2013 forecasts. The OECD noted that the global economy continues to expand at a moderate pace, with some acceleration of growth anticipated in 2014 and 2015. But global growth forecasts have been revised down significantly for this year and 2014, in large part due to weaker prospects in many emerging market economies. Downside risks dominate and policy must address them.

[4]	IMF, World Economic Outlook, October 2013
OECD, Economic Outlook, November 2013
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In the 2013-14 Half-Yearly Review, major trading partner growth is forecast to be slightly weaker than at the time of the 2013-14 Budget, but it is still forecast to remain stronger than overall global growth. The expectation in the 2013-14 Half-Yearly Review is for global growth to be slightly below its longer run average in 2013, and for it to improve slightly in 2014.

In the 2013-14 Half-Yearly Review, NSW revised its emerging economy growth forecasts relative to previous estimates provided in the 2013-14 Budget. For China, NSW believes its outlook has improved and stabilized. Economic growth strengthened to 7.8% through the year to the September quarter 2013, partly reflecting the increase in state-supported infrastructure spending that was introduced in the middle of the year. Following this third quarter growth, China is now predicted to achieve its 7.5% growth target for 2013. Chinese growth is expected to continue into 2014 (though not at pre-global financial crisis rates), as the Chinese economy transitions towards more consumption-led growth. NSW believes China’s long-term prospects depend on whether authorities can successfully implement necessary structural reforms, including those related to the financial system. While supporting economic growth in 2013, state-led investment is expected to progressively give way to a more market-driven system of allocating capital.

NSW expects growth in the advanced economies is expected to improve in 2014 relative to 2013, albeit staying at relatively low rates. The United States has continued its modest but steady recovery since 2008. Barring further adverse developments, NSW believes the United States is poised for stronger economic outcomes. In the short term, the recent fiscal issues had only a relatively minor impact on the United States’ overall economic recovery and the budget deal announced on December 10, 2013 will most likely avert another government shutdown in 2014. Of greater concern is the ability of the United States political system to compromise and achieve workable solutions to longer-term fiscal challenges.

On December 18, 2013, the United States Federal Reserve (the “Federal Reserve”) announced it planned to decrease the quantitative easing that it has done through various asset purchase programs. Specifically, the Federal Reserve announced it planned to decrease the amount of United States government bonds its purchases every month from US$85 billion to US$75 billion. The economic data over coming months will likely determine to what extent the United States will continue to taper its quantitative easing. NSW believes that the normalization of United States monetary policy would likely be accompanied by financial market adjustments, which could be beneficial to other countries.

However, these adjustments may also introduce volatility into the global markets, particularly for emerging markets. For instance, expectations that the Federal Reserve would taper its quantitative easing have led to large capital outflows and currency depreciation in a number of emerging market economies. Economies with large current account deficits and a large presence of foreign investors in their equity and bond markets, such as India and Indonesia, have been particularly affected. However, NSW believes that a stronger United States economy would be beneficial for the global economy overall.

Amid these developments, NSW has also reassessed the medium-term growth prospects of emerging market economies. While economies located in the Association of South East Asian Nations (ASEAN) also face tight financial conditions and structural impediments to growth, NSW believes that a gradual improvement in exports to advanced economies and relatively resilient domestic demand and policy settings should support continued growth at reasonably robust levels in these markets.

The euro area has experienced a departure from its recent volatility, with the most sustained period of financial market calm since the start of the global financial crisis in 2008. In the June quarter 2013, the euro area recorded its first positive gross domestic product (“GDP”) growth after six consecutive quarters of contraction. Still, NSW believes the euro area remains subject to considerable risk, as its unemployment rate remains at record highs, credit conditions continue to be tight and fiscal consolidation weighs on growth.

For Japan, NSW’s short-term outlook has been substantially boosted due to the fiscal and monetary stimulus. However, NSW believes sustained recovery is dependent on structural reforms that lift long-term growth being enacted. The benefits and the prospects for any further reform remain unclear. NSW also believes that the Bank of Japan could conduct further quantitative easing if it becomes necessary to support growth and meet its 2% inflation target for 2015.

Domestic Australian Economy

The largest impact of the subdued global growth for Australia has been the decline in prices for iron ore and coal, which are Australia’s two largest exports. Amidst these declining commodity prices and the global easing of monetary policy, the Australian dollar has weakened slightly, which is expected to support overall NSW growth.

In 2012-13, the Australian economy grew by 2.6%, driven by increases in exports and household consumption, which both contributed 1.3%. In the September quarter 2013, real GDP grew by 0.6% from the June quarter 2013 and bv

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2.3% through the year. This quarterly growth was driven by changes in inventories, which increased 0.3%, and household final expenditure, which increased 0.2%.

In its 2013-14 Mid-Year Economic and Fiscal Outlook (“MYEFO”), the Australian Government indicated that since the 2013 Pre-Election Economic and Fiscal Outlook (“PEFO”), there has been a significant downgrade to its forecast nominal GDP growth, reflecting lower forecast growth in the real economy, wages and domestic prices. The downward revision to forecast nominal GDP growth flows through to lower forecast tax receipts nationally and a further deterioration in the federal budget bottom line.

In the 2013-14 MYEFO, the Australian economy is forecast to grow by 2.5% in both 2013-14 and 2014-15 as its primary drivers of growth transition from resource related to non-resource related sectors of the economy. This transition is unlikely to be seamless, with data since the 2013 PEFO suggesting a slower than anticipated recovery in the non-resources sectors of the economy and a sharper decline in resources investment over the forecast period. As a consequence, employment growth is expected to remain subdued, and wage growth is forecast to remain well below trend.

The key driver of economic growth in recent years has been strong investment in the resources sector. Over the past decade, investment in the resources sector has more than quadrupled as a share of GDP and the value of the capital stock of companies in the resources sector is now three times larger. The Australian government’s latest Private New Capital Expenditure and Expected Expenditure (“CAPEX”) survey suggests that resources investment will remain at elevated levels in 2013-14, supported by investment in liquefied natural gas (“LNG”) projects. However, from 2014-15, resources investment is expected to start sharply detracting from growth. The forecast decline in resources investment is now steeper than it was at the 2013 PEFO, as the sector has become increasingly focused on containing costs.

As more resources projects continue to transition from the exploratory and development stages to the production phase, resources exports are expected to begin to make up a greater share of real GDP growth. Already, they make a sizeable contribution to growth, underpinned by rapidly expanding iron ore supply. LNG exports are also expected to make a significant contribution to export growth from around the middle of the decade.

While the Australian Government expects resources exports to grow strongly over the forecast period, activity outside the resources sector will need to increase to fill the gap created by falling resources investment. The Australian Government expects that recovering global economic growth, low interest rates and a somewhat lower exchange rate are expected to support this expected increase in activity. There are signs that confidence is picking up in the business sector, including in the National Australia Bank’s indicator of business confidence and other private sector business surveys.

Nevertheless, this expected increase in activity outside the resources sector is yet to be fully reflected in current levels of activity. Accordingly, business investment has been downgraded since the 2013 PEFO. Businesses in the non-resources sectors are continuing to exercise caution in their investment decisions. While the latest CAPEX data suggest that investment intentions in the non-resources sectors of the economy have improved in recent months, firms outside of the resources sectors only expect to invest around the same amount (in nominal terms) as they did in 2006-07.

Dwelling investment nationally has also been weaker than expected at the 2013 PEFO, with investment falling unexpectedly in the September quarter 2013. Despite this, established house prices, auction clearance rates and new dwellings approvals have all grown strongly recently, and suggest a pick-up in investment in coming months. Finance commitments for new dwellings are now higher than a year ago and building approvals have improved noticeably from their trough in early 2012. Higher house prices could initiate a stronger investment response, in part by encouraging the development of existing land holdings. The Commonwealth of Australia Treasury notes that suggestions of risks emanating from an over-exuberant housing sector remain premature.

With the slower than expected recovery in the non-resources sectors, employment growth across the Australian economy remains subdued. Forecast employment growth has been revised down to 0.75% through the year to the June quarter 2014, but is still expected to strengthen in 2014-15, supported by lower forecast wage growth and the additional incentive this creates for firms to employ workers. The unemployment rate is expected to drift up to 6.25% by the June quarter 2015. The recent rise in the unemployment rate has been limited by the fall in the participation rate. The fall in the participation rate reflects both demographic factors, as the first of the baby-boomer generation reach retirement age, and a ‘discouraged worker’ effect, with some younger workers opting out of the difficult search for work in the non-resources sectors of the economy.

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Forecast wage growth has been revised down to 2.75% through the year to the June quarters of both 2014 and 2015. Wage flexibility is an important adjustment mechanism that supports employment during periods of slower economic growth. The current environment of slow wage growth is the opposite of the experience in the mid-2000s, when wages grew strongly and capacity constraints emerged as the resources investment boom gathered steam. The subdued outlook for employment and wage growth means that total compensation of employees is expected to continue growing at its slowest rate since the early 1990s.

Slowing wage growth and household concerns around rising unemployment are restraining consumer spending, though growth in household consumption has been supported by growth in household wealth as house and equity prices rise. Still, with wages growing at their slowest rate since the March quarter 2000 in through the year terms, forecast growth in consumer spending in 2013-14 has been revised lower to 2.0%. The household saving ratio has remained high relative to the period immediately before the global financial crisis, and it is clear that there has been a structural increase in household savings. The household saving ratio is forecast to drift down over the forecast period, but remain well above levels seen before the global financial crisis. There is a risk of weaker consumption spending should households continue to save at current levels.

The easing in wage growth and softness in the non-resources sectors is helping to contain inflationary pressure. Headline and underlying inflation are expected to be 2.75% through the year to the June quarter 2014. Domestic price growth is expected to remain well below average over the forecast period, consistent with weak wage growth and ongoing competitive pressure, particularly in the trade sectors.

Forecasts of the terms of trade have been revised upward in the near-term, with robust industrial production in China supporting commodity prices, in particular iron ore. Despite this, over the coming years, prices for Australia’s key commodity exports are expected to ease, in line with increasing world supply. The removal of the carbon tax is expected to lower headline and underlying inflation by less than 0.25% in 2014-15 compared to the 2013 PEFO, which had factored in the previous government’s policy of moving to a carbon trading system. The removal of the carbon tax is also expected to support household consumption growth in the short term and make a small contribution to national income growth over the longer term.

Forecast nominal GDP growth has been revised downward since the 2013 PEFO. This reflects the weaker outlook for real GDP, wages and domestic prices. Nominal GDP is expected to grow by 3.5% in 2013-14 and 3.5 % in 2014-15.

The Commonwealth of Australia Treasury notes that there are some clear risks to the domestic outlook. Should the pace of rebalancing toward non-resources drivers of growth disappoint further, real GDP growth and employment growth can be expected to be weaker and the unemployment rate higher. The anticipated fall in resources investment could also be sharper than expected, which would require a greater contribution from the non-resources sectors to maintain forecast real GDP growth. Other risks could result in stronger outcomes. The non-resources sectors could rebound more quickly than expected in response to continued low interest rates or a further depreciation of the Australian dollar. Australian exports may be stronger than anticipated if global growth surprises on the upside, or if resources production ramps up more quickly than expected.

Underlying inflation pressures have been well contained within the lower half of the RBA’s target range through 2012-13. Price deflation for tradable goods and services, driven by the high exchange rate and competitive pressures, offset increases in non-tradables prices, with the latter being boosted by the introduction of the carbon tax and means testing of the private health insurance rebate.

Over the next two years, domestic price pressures are expected to ease slightly, consistent with moderate wages growth and the recent improvement in productivity growth. However, the disinflationary effects of lower import prices from the earlier appreciation of the Australian dollar are expected to wane.

At the time of the 2013-14 Budget, Sydney CPI inflation was expected to moderate to 2% in 2013-14 in year average terms, reflecting low underlying inflation pressures and the pass through of the impact of the carbon tax. The Sydney CPI was expected to then pick-up to 2.5% in 2014-15, in line with trend growth in output and employment. Australia’s CPI rose by 1.2% in the September quarter 2013, driven by higher tobacco, education and domestic and household services prices. As a result of the higher than expected September quarter 2013 outcome as well as the expected impact of the tobacco excise increase in the December quarter 2013, through the year growth in Sydney’s CPI has been revised upward for 2013-14 in the 2013-14 Half-Yearly Review to 2.50%. The proposed abolition of carbon pricing is expected to detract from the headline CPI in 2014-15, resulting in a lower outcome than forecast at the time of the 2013-14 Budget.

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The RBA lowered official domestic interest rates on four occasions in 2012, lowering them by 0.50% in May and 0.25% each in June, October, and December in response to weaker than expected inflation results in the first half of the year, a moderating domestic growth outlook and a deteriorating global growth outlook. In 2013, the RBA lowered the official domestic interest rates on two more occasions, in May and August, by 0.25% each time, bringing the official cash rate to its record low of 2.50% as at December 18, 2013. This rate is 0.50% lower than during the global financial crisis, when the official rate was set at 3.00% between April and October 2009.

NSW Economy

Following lower than expected growth of 1.8% in 2012-13, NSW GSP growth is forecast to strengthen, but remain slightly below trend at 2.5% in both 2013-14 and 2014-15. This expectation is broadly in line with the expected national average. This is 0.25% downward revision for both years compared to the 2013-14 Budget, reflecting downward revisions to global and national growth, with a more gradual transition to non-mining investment growth now expected. A return to trend growth is expected in 2015-16 and 2016-17.

Compared to the 2013-14 Budget, the economic outlook is now slightly weaker. This is mostly due to an earlier than expected peak in mining investment and softer consumption growth resulting from weaker employment and wages growth. As a consequence, demand and capacity utilization is forecast to be lower than expected, which is what leads to the delay in expected non-mining investment increases.

Although a weaker currency and increases in tobacco excise will add to inflation, weaker domestic economic activity is expected to lead to some abatement in domestic price pressures. Compared to the 2013-14 Budget, the expected terms of trade over the two years to 2014-15 are expected to decline as more mining output comes to market and major trading partner growth remains moderate. Additionally, the softer labor market has seen wage forecasts revised lower. Nominal GSP growth forecasts have also been revised lower relative to the 2013-14 Budget, from 5.25 % to 3.25% in 2013-14 and from 5.25 % to 4.0% in 2014-15.

Underpinning growth, however, are expected positive contributions from net exports, as imports weaken due to lower demand growth and the Australian dollar weakens, expected solid public final demand growth, driven mostly by NSW’s capital spending, an expected increase in dwelling investment, as interest rates remain at historical lows, an expected improvement in asset prices, which would support solid consumer spending.

NSW final demand (“SFD”) growth is expected to pick-up, but remain slightly below trend over the forecast period. The composition of NSW SFD is also expected to change. This reflects expectations of softer household consumption growth due to relatively slow income growth and subdued business investment growth as gaps emerge between the decrease in mining investment and the expected pick-up in non-mining business investment. Stronger dwelling investment growth and modest contributions from public demand are expected to partially offset these factors and support NSW SFD growth.

As a result of weaker activity, employment growth is expected to slow further than forecast at the time of the 2013-14 Budget, resulting in unemployment rates of 6% in 2013-14 and 6.25% in 2014-15, compared to 2013-14 Budget estimates of 5.50% for both years.

NSW believes a number of factors put it in a relatively strong position as the Australian economy transitions from primarily mining investment-led growth to growth from various sources. These include an initial lower reliance on mining and a more diversified industry structure than other States. Historically low interest rates and an exchange rate declining in line with the terms of trade and strong housing fundamentals have provided opportunities for growth. Nevertheless, downside risks to the outlook remain, in particular the timing and extent of the non-mining recovery.

Factors Affecting the Economic Outlook

There are a number of main risks that could affect the outlook described above, namely:

•	global risks to the economic outlook remain significant, even though they seem to be less tilted to the downside than in 2012, with a number of short term risks avoided. Such downside risks include an escalation of the European sovereign and banking debt crisis or a failure to resolve any budgetary deadlock in the United States, which would trigger mandatory spending cuts and tax increases. If global downside risks were realized it would materially weaken the outlook for the national and NSW economies;

•	domestically, the timing and degree of the transition from mining to non-mining-related business investment is a key risk; and

•	the risk of lower than expected farm production has increased with well below average rainfall over recent months.
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NEW SOUTH WALES ECONOMY

Introduction

New South Wales has the largest economy of all the Australian States both in terms of output and employment. In 2012-13 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was A$471.4 billion, comprising approximately 30.9% of the Australian economy.

NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Finance & Insurance and Property & Business Services are the largest industries in NSW, together making up more than a quarter of the NSW economy. Sydney, NSW’s capital, is Australia’s finance and business capital and leads the other States in terms of the total output of these and other related industries, such as information technology, legal services, accounting and marketing.

In 2012-13, NSW’s share of the Australian Property & Business Services, which includes real estate, legal, accounting, management consulting and other similar services, was 35.7%, while for the Finance & Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 44.7% of the national Finance & Insurance sector output.

The NSW economy has not grown as quickly as the economies of some other Australian States in the last few years, mainly due to the fact that NSW’s exposure to the resources boom has been more limited. At the same time, a relatively high currency exchange rate has impacted on the competitiveness of NSW’s export and import competing industries.

Nevertheless, the NSW economy has grown for 23 consecutive fiscal years, averaging 2.5% growth per annum in GSP between 1990-91 and 2012-13. During 2012-13, GSP in NSW grew by 1.8% while the NSW unemployment rate averaged 5.2%, a 1.6% improvement from the peak of 6.8% in March 2009 during the economic downturn. NSW’s unemployment rate for 2012-13 was below the national average unemployment rate of 5.4%. In the first four months of 2013-14, the NSW unemployment rate has averaged 5.4%, 0.1% below the national average. The NSW labor market has remained fairly robust despite the uncertainty in global economic conditions, the fall in commodity prices and softer demand from Asia.

Recent NSW Economic Performance

Over the last few years the NSW economy has grown relatively slower than other States and the Australian national average. There have been a number of factors contributing to this outcome:

•	The NSW economy experienced an almost seven-year long housing boom from mid-1996 to mid-2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•	Following the end of the NSW housing boom late in 2003, a resources boom ensued driven by international demand for minerals and other resources. Apart from coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•	The resources boom contributed significantly to an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and services export industries, including the important tourism industry; and

•	The combination of higher home mortgages (due to higher house prices) and (until late-2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households

The NSW economy, like all other major economies, was adversely impacted by the global financial crisis and economic downturn.

In 2008-09 (compared to 2007-08), annual real GSP growth slowed from 2.7% to 1.1%, employment growth eased from 2.9% to 0.7%, and the unemployment rate rose from an average of 4.6% to an average of 5.7%.

In 2009-10, real GSP growth in NSW was 1.8%, employment rose 0.9% and the unemployment rate averaged 5.7%.

In 2010-11, real GSP growth in NSW improved further to 2.3%, while employment rose 2.7% and the unemployment rate fell to an average of 5.1%.

GSP growth in 2011-12 was slightly stronger at 2.4%, while unemployment changed little, averaging 5.2%, despite employment growth of only 0.7%., as business confidence suffered in the face of weakening global demand.

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In 2012-13, employment improved, growing by 1.7%, and unemployment rate remained at 5.2%. At 1.8%, GSP growth was softer than in 2011-12, due mainly to lower exports and public demand.

Looking ahead, several factors are expected to underpin the NSW economy returning to trend growth over the next two years:

•	low interest rates are expected to support solid household consumption growth, strong dwelling investment growth, and a gradual improvement in non-mining-related business investment growth. The NSW economy is expected to continue to benefit more than the Australian economy from low interest rates, reflecting the greater sensitivity of NSW households to interest rates;

•	increasing population growth, driven by higher levels of immigration, is expected to provide a boost to economic growth;

•	NSW dwelling investment is expected to be supported by solid fundamentals (including strong rental price growth, a low rental vacancy rate, improving population growth and solid household income growth) as well as an undersupply of housing, which appears to be more severe than it is at the Australian level. This undersupply partly reflects New South Wales being at a different stage of the housing cycle to other States. While dwelling investment currently represents around only 4% of Australian demand, growth in this sector has large flow on effects throughout the economy;

•	despite the weakening of the national mining investment outlook since the 2013-14 Half-Yearly Review, New South Wales has been less affected by project cancellations and deferrals than other resource-intensive States. The near term outlook for mining investment remains supported by a large pipeline of committed investment;

•	with its diversified industry structure, New South Wales should face a less difficult transition away from mining investment and mining-related activity towards other primary growth drivers than the Australian economy. As a result, the drag on growth from mining investment peaking in 2013-14 is expected to be significantly less in New South Wales than it will be nationally;

•	in contrast to Australian public demand, NSW public demand is expected to grow at a solid pace over the next two years, with Commonwealth Government fiscal consolidation offset by growth in NSW capital spending;

•	a modest depreciation of the Australian dollar is expected to support activity in the trade exposed sectors of the NSW economy (including tourism, education and manufacturing), as will stronger economic growth amongst NSW’s major trading partners; and

•	growth in demand from resource-intensive States will continue to bolster economic growth via interstate exports, due to the relatively high concentration of business and financial services in New South Wales.

The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e., household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.

Annual Percentage Growth in Main Expenditure Categories of NSW and Australian GSP

	NSW & Australia GSP – Main Expenditure Aggregates(1)
	2008-09		2009-10		2010-11		2011-12		2012-13
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Household Final Consumption Expenditure	-0.7	0.1	2.8	2.3	3.2	3.7	1.7	2.5	2.1	2.1
Private Business Investment	-3.6	3.1	2.5	-4.6	5.7	9.2	7.4	22.4	8.7	6.1
Plant & Equipment	-8.4	-3.6	9.9	-1.0	4.1	6.8	5.4	12.1	-10.6	-4.7
Non-residential Construction	1.6	11.5	-8.3	-10.3	7.4	12.1	9.6	38.1	34.4	13.8
Dwelling Investment	-2.5	-1.4	0.3	1.2	9.6	2.2	-6.1	-2.2	7.2	-0.1
Public Final Demand(2)	5.4	5.4	5.2	6.0	1.1	1.7	1.6	2.2	-4.4	-1.3
State Final Demand	0.0	1.3	3.3	2.2	3.1	3.6	2.0	5.1	1.7	1.9

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	NSW & Australia GSP – Main Expenditure Aggregates(1)
	2008-09		2009-10		2010-11		2011-12		2012-13
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Goods & Services Exports	1.0	1.8	-1.0	4.1	2.9	0.7	5.1	5.1	3.4	6.1
Goods & Services Imports	-6.4	-4.6	8.5	4.9	12.0	8.2	6.9	9.3	0.0	1.1
Gross State Product	1.1	1.7	1.8	2.0	2.3	2.2	2.4	3.6	1.8	2.6

(1)	Chain volume measures (Base year = 2011-12).
(2)	Includes both Government consumption and investment.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2012-13 (latest available).

Impact of Port Botany and Port Kembla Asset Transactions on the State Accounts

During 2012-13, the NSW Government finalized the long-term lease of Port Botany and Port Kembla. The transaction delivered gross proceeds of A$5.07 billion. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for more details. While this transaction has no impact on the overall GSP (as it is simply a transfer from public ownership to private), the transfer had a significant impact on the components making up the State accounts, as well as the respective growth rates when compared to 2011-12 results, and going forward into 2013-14.

The privatization of government assets is reflected in the State accounts as a fall in public sector investment, while it is correspondingly recorded as an increase in private investment. In this case, the increase in private investment was recorded as a rise in non-dwelling investment due to a net purchase of a second hand asset. While the net impact on total State demand (and GSP) is zero, this sale results in a decrease public demand and increase in private demand. This distortion should be accounted for when comparing the size, growth and contribution to the overall State output by the affected components in 2012-13 and 2014-15.

Household Final Consumption Expenditure

Household spending growth accelerated throughout the period of 2005-06 through to 2007-08, due to falling unemployment, rising employment growth and increasing disposable household income. Spending declined in 2008-09 as the global financial crisis and economic downturn impacted the NSW labor market and consumer confidence, with households opting to lower their debt. Household spending recovered modestly in 2009-10, growing by 2.8%, as economic conditions improved and stimulus programs took effect. This momentum continued into 2010-11, with household consumption growing by 3.2%, before easing back to 1.7% in 2011-12. Despite being constrained by cautious consumers, household consumption increased by 2.1% in 2012-13, driven by strong growth in health, transport and clothing expenditure.

The national household savings ratio increased from 3.7% in 2007-08 to 10.3% in 2008-09, and has remained above 9% since. However, part of the cause of this higher savings ratio is households being cautious in response to lower asset prices and increased uncertainty around the global and domestic economic outlook. It is expected that the impact of these factors will ease, although the timing and impact remains uncertain. Recent surveys show an improvement in both consumer confidence and retail sales, both in NSW and nationally. Despite this, the national household savings ratio rose to 14.1% in the September quarter 2013, compared to 13.3% in September quarter 2012.

In the September quarter 2013, NSW household consumption rose 0.4% compared to the June quarter 2013, and was 2.4% above September quarter 2012 levels. In annual growth terms, household consumption has been positive since the June quarter 2009, and has averaged 2.2% over the last four quarters, as interest rates remain historically low.

Private Business Investment

Investment reached record levels in 2007-08, with growth of 16.4% compared to 2006-07, after solid rises in the four fiscal years from 2002-03 to 2005-06 of 11.8% annualized growth. After declining by 3.6% in 2008-09 due to the global financial crisis and economic downturn, business investment growth increased in each of the next four years.

While private business investment was assisted initially by Australian Government stimulus programs, such as the Building the Education Revolution program and temporary tax concessions on machinery and equipment, it was later supported by improving financial markets, improved access to credit and returning investor confidence.

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After growing by 5.6% in 2010-11, private business investment grew by 7.4% in 2011-12, mainly as a result of new engineering construction, which grew by 31.0% (after growing by 13.4% in 2010-11), and spending on machinery and equipment investment, which grew by 3.1% in 2010-11 and 5.4% in 2011-12.

In 2012-13, private business investment grew by 8.7%, contributing 1.0% to the GSP growth, driven by 34.4% growth in non-dwelling construction. All components of non-dwelling construction grew in 2012-13, with new engineering construction up 15.7%, and new building construction up 7.6% on 2011-12. Net purchase of second hand assets added A$4.2 billion to non-dwelling construction in 2012-13. Machinery and equipment investment fell by 10.6% in 2012-13, with falls in both new investment and net purchases of second hand assets.

Over the five fiscal years to 2012-13, the annual decrease in machinery and equipment investment has averaged 0.4% per annum, compared to 8.0% per annum growth for non-residential construction. After contracting in 2009-10, non-residential construction has grown at an increasingly faster rate over the last three years.

These figures, however, are distorted by a large asset transfer from public to private ownership in 2012-13, which caused the figures for non-dwelling construction levels to increase. If these asset transfers are omitted, new non dwelling construction grew by 11.7% in 2012-13, and by an average annual rate of 3.7% over the five years to 2012-13. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for more details.

In the September quarter 2013, machinery and equipment investment fell by 10.7% compared to the September quarter 2012, and non-dwelling construction was 17.8% lower than in the September quarter 2012. The decrease in non-dwelling construction occurred after numerous consecutive quarters of positive through the year growth.

Compared to the September quarter 2012, private business investment in the September quarter 2013 was 9.4% lower. As of December 2013, business surveys are reporting below-trend levels of business conditions and confidence, and a reduction in capacity utilization. This caution has continued on from 2011-12 and is mainly due to concerns about the global economy, especially the extent of economic slowdown in China, the pressure from a sustained historically high exchange rate, softening in the labor market and the ability of the economy to quickly transition its growth from mining into other sectors.

NSW mining investment appears to have peaked slightly earlier than expected, and the decline now seems to be accelerating. However, a solid pipeline of work yet to be done and ongoing solid demand for non-rural commodities (e.g. base metals and coal) should provide some support.

Non-mining related business investment is expected to lift as the economy transitions away from mining investment, aided by low interest rates, a depreciation of the dollar, strong population growth and low investment in the non-mining sectors over recent years. However, softening international and domestic conditions suggest that the timing of the expected pick-up may be delayed.

Dwelling Investment

Dwelling investment rose by 7.2% in 2012-13, reflecting a recovery from the lull in investment after the increase of first-time home buyer demand (from the increase in grants in 2009), higher interest rates in 2010-11 and lower capital gains expectations. This follows a decrease in dwelling investment of 6.1% in 2011-12. In the five years prior to 2009-10, dwelling investment had declined an average of 5.7% per annum.

During 2009-10 a number of stimulus programs were in effect which influenced the result. These included the State measures of the A$3,000 First Home Owner Supplement (initially introduced in the 2008-09 Budget but extended until the end of June 2010) and the Housing Construction Acceleration Plan introduced in the 2009-10 Budget, which provided a 50% reduction in stamp duty for qualifying homes. The Australian Government’s A$7,000 First Home Owners Grant was also in effect during the period.

As part of its housing strategy, the NSW government announced in its 2012-13 Budget the introduction of the Building the State package, aimed at stimulating investment in the housing sector, including the provision of A$500 million for additional housing infrastructure.

The Building the State package includes a homebuyer scheme which encourages the construction of new properties and targets incentives accordingly by: (1) more than doubling the First Home Owner Grant to A$15,000 from October 1, 2012 (A$10,000 from January 1, 2014) for new properties up to A$650,000; (2) introducing a New Home Grant of A$5,000 to all non-first homebuyers of new properties up to A$650,000; and (3) increasing the upper threshold for stamp duty concessions for first homebuyers of new properties up to A$650,000, which reflects Sydney’s median house price. The package is intended to support an ongoing recovery in dwelling investment.

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Dwelling investment is expected to improve further in 2013-14, underpinned by low rental vacancies, solid growth in rental prices, rising population growth and modest employment growth. These factors are expected to generate strong underlying demand, further assisted by low interest rates which have resulted in improved housing affordability. The combination of these factors has led to a marked improvement in the broader housing market since the second half of 2012, with Sydney house prices rising 11.4% through the year to the September quarter 2013, following a 7.3% rise through the year to June quarter 2013. The average house prices for Australia’s eight capital cities rose by 7.6% through the year to the September quarter 2013.

In the September quarter 2013, NSW dwelling investment fell by 3.9% compared to the previous quarter, and was 0.2% higher than in the September quarter 2012. While this marked the second consecutive quarter of negative growth in dwelling investment, all housing indicators (e.g., building approvals, house prices, lending data) suggest a strengthening housing market. In particular, building approvals have increased in recent months and, accordingly, in the 2013-14 Half-Yearly Review, dwelling investment activity has been revised up compared to the 2013-14 Budget. Rising prices, solid population growth, low interest rates, NSW government initiatives and increased demand are expected to provide support for the housing sector over the next two years.

Public Final Demand

In 2012-13, public final demand in NSW fell by 4.4% in real terms. As noted previously, much of this was due to the transfer of Port Kembla and Port Botany from public to private ownership, and its effect on public investment. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for more details. This distortion aside, public demand has slowed significantly since the stimulus-driven growth of 5.4% in 2008-09 and 5.2% in 2009-10, growing by 1.0% in 2010-11 and 1.6% in 2011-12. This moderation in public demand was driven largely by the reduction in public investment, due to both the privatization of government assets, and the phasing out of the Federal infrastructure stimulus, particularly the Building the Education Revolution program, which provided Federal funds for the construction of school infrastructure.

Government consumption, which consists principally of providing services such as education and health, contributed 1.0% to public final demand growth in 2012-13, while public investment, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, detracted 5.4% from public final demand in 2012-13.

In the September quarter 2013, public final demand was 5.2% higher than in the September quarter 2012. This increase was driven largely by government investment, which grew by 18.1% through the year to September 2013. Despite this, public demand continues to be driven primarily by public sector consumption. In eight of the last twelve quarters, public investment over the trailing 12 month period has fallen, while public consumption has risen in all but one of the quarters over that same period.

This decrease in government investment over the last few years was due to a number of factors, including the unwinding of the federal stimulus packages in effect during the global financial crisis, such as the Building the Education Revolution program, as well as a number of large asset transfers from public to private ownership. Going forward, public sector demand is expected to contribute modestly to GSP growth in 2013-14, with Commonwealth of Australia Government fiscal consolidation offset by expected strong growth in NSW Government capital spending.

NSW believes that continued spending is needed in order to provide appropriate service levels. High levels of capital investment are expected to be maintained in the four years to 2016-17, with the 2013-14 Budget estimating that total capital spending will be A$59.7 billion over 2013-14 through 2016-17. The capital program will peak in 2013-14, primarily reflecting higher expenditure on rail and electricity in the PTE sector and on health and roads infrastructure in the General Government sector. The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

Public demand (consumption and investment) is expected to contribute moderately to growth over the next two years, largely due to its capital expenditure program.

State Final Demand

State Final Demand is the sum of public and private consumption and investment spending.

NSW State Final Demand grew faster than the other non-mining States in 2012-13. State Final Demand in 2012-13 grew by 1.7% for NSW, compared with 0.0% for Victoria, 2.4% for Queensland, -0.2% for South Australia, 5.2% for Western Australia, -3.1% for Tasmania and 1.9% for Australia as a whole.

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In the September quarter 2013 compared to the September quarter 2012, NSW State Final Demand grew by 1.7%, compared to 0.9% growth for the whole of Australia. The relatively strong result for NSW compared to the national result was due to the fall in mining sector investment in Western Australia and weak business investment in Victoria, both of which weakened the national result. Aside from Queensland, NSW State Final Demand was stronger than in any of the other States in the September quarter 2013. NSW State Final Demand is expected to grow by 3.0% in 2013-14.

Net Exports

Net exports contributed to overall growth in 2012-13, as merchandise exports have grown at a faster rate than merchandise imports for the first time since 2009-10. This rise in exports reflected stronger growth in coal exports as well as subdued demand in imports, due to the lower exchange rate and subdued consumer confidence, as well as reduced demand for machinery and equipment. NSW exports have continued to grow despite lingering effects of the drought (which affected NSW intermittently between 2002-03 and 2009-10)and a relatively small exposure to the resources boom. Exports grew by 3.4% in 2012-13, more than making up for essentially unchanged level of imports. This growth was due principally to a rise in coal exports and the decrease of the historically high Australian dollar exchange rate throughout the year.

NSW merchandise exports were up 1.5% in the September quarter 2013 compared to the September quarter 2012 in real terms, while NSW merchandise imports decreased 1.1% over the same time period.

The outlook for net exports of goods and services has strengthened since the time the 2013-14 Budget was released. Export growth is expected to rise due to a weakening exchange rate, in line with a falling terms of trade and moderate trading partner growth. Weaker than expected private consumption and investment are expected to result in slower growth in imports during the rest of 2013-14. For more information on net exports, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above.

Main Economic Indicators – NSW and Australia

	2008-09		2009-10		2010-11		2011-12		2012-13
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Gross State Product (Year % growth, real)(1)	1.1	1.7	1.8	2.0	2.3	2.2	2.4	3.6	1.8	2.6
State Final Demand (Year % Growth, real)(1)	0.0	1.3	3.3	2.2	2.9	3.6	2.0	5.1	1.7	1.9
Employment (‘000)(2)	3,442	10,926	3,472	11,044	3,566	11,319	3,590	11,450	3,650	11,594
Employment (Year % Growth)(2)	0.7	1.7	0.9	1.1	2.7	2.5	0.7	1.2	1.7	1.3
Unemployment rate (%)(2)	5.7	4.9	5.7	5.5	5.1	5.1	5.2	5.2	5.2	5.4
Increase in consumer prices (%)(3)	3.1	3.1	2.3	2.3	3.0	3.1	2.5	2.3	2.5	2.3
AWE (ordinary time) (A$, nominal)(4)	1,183	1,166	1,250	1,231	1,298	1,283	1,339	1,338	1,403	1,408
Population (Year % Growth)(5)	1.8	2.2	1.5	1.8	1.3	1.5	1.2	1.6	1.4	1.8

(1)	Source: ABS 5220.0, Australian National Accounts: State Accounts, 2012-13.
(2)	Source: ABS 6202.0 Labour Force, Australia, October 2013, year average terms unless otherwise specified.
(3)	Source: ABS 6401.0 Consumer Price Index, Australia, September quarter 2013, in year average terms. The ABS publishes the consumer price index (“CPI”) for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.
(4)	Source: ABS 6302.0 Average Weekly Earnings, Australia, May 2013. Calculated as the average of the four quarters ending May each fiscal year.
(5)	Source: ABS 3101.0 Australian Demographic Statistics, June quarter 2013. Due to revisions in the 2011 census, population growth rates are calculated using component flows and not total estimated resident population.
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Employment

During 2012-13, total employment in NSW grew 1.7% compared to the previous fiscal year’s growth of 0.7%, reflecting stronger economic activity. At June 30, 2013, the total number of persons employed in NSW was approximately 3.65 million, or 31.5% of the Australian total.

The NSW unemployment rate averaged 5.2% during 2012-13, 0.2 percentage points below the national average of 5.4%. In the first four months of 2013-14, the NSW unemployment rate has averaged 5.8%, 0.1% above the national average of 5.7%. The unemployment rate for the State and nationally had trended down from May 2009 until March 2011, with the national unemployment rate bottoming out at 4.9%, as economic conditions improved. As global growth concerns and the fallout from Europe’s debt crisis started affecting NSW, the State’s unemployment rate increased, reaching as high as 5.4% in October 2011, before falling to 5.0% in March 2012. Since then, NSW trend unemployment rate has steadily risen, to 5.1% at the end of 2012, and up to 5.8% as at October 2013. NSW’s exposure to the global financial developments is relatively greater than that of the other States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries, posing downside risks to its employment growth in the current global environment.

Number of Employed (in thousands) by Industry 2009 – 2013

	For the twelve months ending August 31,
Industry(1)	2009	2010	2011	2012	2013
Agriculture, Forestry & Fishing	91.1	101.6	93.2	84.4	86.9
Mining	32.3	34.4	38.5	47.7	46.9
Manufacturing	305.2	301.5	293.3	286.2	295.0
Electricity, Gas, Water & Waste Services	41.4	43.3	42.6	37.6	41.3
Construction	295.5	288.6	287.3	298.7	285.3
Wholesale Trade	131.3	139.9	138.4	133.5	147.7
Retail Trade	378.4	361.3	380.7	378.4	380.5
Accommodation & Food Services	242.1	241.0	258.7	254.8	280.7
Transport, Postal & Warehousing	189.0	188.3	199.7	182.8	190.8
Information Media & Telecommunications	86.0	80.8	83.1	91.9	86.6
Financial & Insurance Services	173.4	166.9	173.3	181.6	175.7
Rental, Hiring & Real Estate Services	57.0	58.7	62.8	62.6	60.9
Professional, Scientific & Technical Services	275.3	296.6	302.9	316.4	302.0
Administrative & Support Services	112.3	120.2	125.1	132.8	126.6
Public Administration & Safety	208.1	200.9	203.7	209.9	210.3
Education & Training	242.2	255.7	265.3	259.3	278.6
Healthcare & Social Assistance	364.4	392.2	412.9	425.0	440.6
Arts & Recreation Services	60.5	54.9	59.3	61.3	67.7
Other Services	145.1	145.6	151.5	142.3	143.7
Total	3430.7	3472.4	3572.3	3587.3	3647.8

(1)	Based on year average to the August quarter 2013.

Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2013.

Employment growth in Agriculture, Forestry & Fishing has generally eased since 2005, partially for structural reasons as the NSW economy has become more service-oriented, but also due to the effects of intermittent drought. Mining employment growth had been the outstanding performer in recent years. It grew by 6.3% in the 12 months to August 2010, 12.1% in the 12 months to August 2011, and by 23.9% in the 12 months to August 2012, faster than in any other industry. However, as expected, mining employment appears to have peaked in line with the peak in Mining investment and decreases in commodity prices, with employment in the industry falling by 1.5% over the 12 months to August 2013. The Financial & Insurance Services industry has recorded annual average employment growth of 0.7% per annum since August 2008. After employment numbers fell in the aftermath of the global financial crisis, employment grew by 3.8% in the 12 months to August 2011, and by a further 4.8% by the end of August 2012 as the effects of the global financial crisis abated. However, employment in the industry fell by 3.2% in the 12 months to August 2013, largely due to global growth remaining low, as this sector remains exposed to recent financial instability emanating from the European sovereign debt situation, the protracted economic recovery and budget concerns of the United States and the slowdown of China’s economy. In the 12 months to August 2013, employment growth was strongest in Wholesale Trade, Arts & Recreation Services, and in

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Accommodation & Food Services, growing by 10.6%, 10.5%, and 10.1%, respectively. In the 12 months to August 2013, employment fell at the fastest rate in the Information Media & Telecommunications industry, by 5.7%, while employment growth in the other professional advisory services sectors of Professional, Scientific & Technical Services and Administrative & Support Services also fell by 4.5% and 4.7%, respectively, in the 12 months to August 2013.

For more information on employment, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above.

Consumer Prices

Through the year to the September quarter 2013, the Sydney CPI rose 2.1% compared to 2.3% through the year to the September quarter 2012. The average CPI for Australia’s eight capital cities increased 2.2% and 2.0%, respectively, in the same two periods.

The CPI growth rates for the year to the September quarter 2013 for Sydney were lower than the capitals of four other States, with Melbourne’s CPI rising by 2.4%, Brisbane’s by 2.2%, Perth’s by 2.6% and Darwin’s by 3.4%. Sydney’s growth rate was higher than Hobart’s, which rose by 2.0%, Adelaide’s, which rose by 2.0% and Canberra, which rose by 1.7%.

Income

Income Measures

	Gross Income Per Capita	Average Weekly Earnings(1)	Average Weekly Earnings(1)
	(A$)	(A$)	(A$)
	2012-13	2011-12	2012-13
New South Wales	58,076	1,339	1,403
Victoria	53,730	1,295	1,335
Queensland	54,735	1,311	1,397
South Australia	52,604	1,226	1,279
Western Australia	67,695	1,520	1,618
Tasmania	47,887	1,186	1,246
Australia	57,441	1,340	1,408

(1)	Does not include overtime or bonuses.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2012-13 and ABS 6302.0, Average Weekly Earnings, Australia, August 2013. Average weekly earnings for 2011-12 are calculated as the average of the four quarters ended May 2012, and for 2012-13 they are calculated as the average of the four quarters ended May 2013.

NSW’s per capita income increased rose by 0.7% in 2012-13 (latest data available) and for the 2012-13 fiscal year average weekly earnings increased 4.8% in annual average terms. Over the same periods, Australia’s per capita income grew by 1.0% while average weekly earnings rose 5.1%. The weaker per capita income results for NSW are the result of slower economic growth compared to the national average, which was lifted by high per capita income in Western Australia, which grew by 2.0%. Furthermore, slower economic conditions in NSW have led to lower labor demand and lower average weekly earnings growth when compared to the national average.

Over the last five years, NSW annual per capita income growth has averaged 3.2% per annum. After recording 7.4% growth in 2007-08, per capita income growth fell to 2.6% in 2008-09 and further to 1.4% in 2009-10. Nationally annual per capita income growth fell by 1.3% in 2009-10 due to the economic slowdown and lingering low wage growth from 2008-09 persisting into 2009-10. Real income per capita growth peaked in 2010-11 at 7.4% in NSW and 6.7% nationally, before weakening over the last few years. Most of the weakness in income payable in 2012-13 was due to a fall in property income, as record low interest rates reduced interest payable on dwellings

Population

As at June 31, 2013 (latest available), the NSW population totaled approximately 7.41 million, or 32% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 11% for Western Australia.

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NSW’s annual population growth reached a low of approximately 0.5% in the March quarter 2004 and has been steadily increasing since then, reaching approximately 1.6% annual growth for the September quarter 2008. For the corresponding periods, the Australian population grew by approximately 1.1% and 2.0%, respectively. Since then, NSW population growth has trended down again, in line with the national average, as overseas migration was slowed by the Australian government and the number of long term student visa holders decreased due to the relatively high Australian dollar and other factors, until it picked up again in 2012.

Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This has particularly been the case until the global financial crisis, as the opportunities presented by the resources boom induced people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is dependent on employment opportunities and housing affordability among other factors.

At June 30, 2013, through the year growth in the population of NSW was 1.4%, increasing for the eighth consecutive quarter, driven by greater net overseas migration, and is currently above the decade average of 1.1%. NSW population growth has been above the decade average since the March quarter 2012. However, NSW’s growth remains below Western Australia, Queensland and Victoria.

In the June quarter 2013, the NSW net overseas migration share was 28.4% of Australia, broadly in-line with the decade average of 28.5%. In annual average terms, NSW share has been below the decade average since September quarter 2011. The Department of Immigration and Citizenship expects growth in net overseas migration over the next few years. NSW believes increasing NSW population growth is important because it contributes to the overall growth of NSW economy, including increases in NSW revenue.

The NSW population grew 1.3% over 2012-13 in annual average terms compared to growth of 1.1% in 2011-12. The main contributors to the improvement were rising net overseas migration and falling net interstate migration outflows. Nationally, population increased by 1.8%.

Economic Strategy

In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.

The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government has set out its economic goals and priorities in its 2011 “NSW 2021 A Plan to make NSW Number One”.

The broad economic goals of the NSW Government are to promote economic growth, improved service quality, strengthen local communities and the environment and increase Government accountability. In order to achieve these goals, the NSW Government has established the following five priorities:

•	Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this goal, the plan focuses on strengthening State finances, targeting employment growth, construction of new infrastructure, release of land for housing, development of growth opportunities in critical regions and industries, and increasing public sector efficiency.

•	Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include providing real time information for road, transport and hospital users, provision of new public transport services, creation of an electronic transport ticketing system and providing more hospital beds and nurses.

•	Renovate Infrastructure, which seeks to build the infrastructure required economically and socially. To further this goal, NSW established Infrastructure NSW to provide advice regarding infrastructure requirements and set specific goals, including the creation of a 20 year State Infrastructure Strategy with five year funding plans and the construction of the north west and south west rail links and a new Sydney convention and exhibition center.

•	Strengthen NSW Local Environment and Communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national
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parks, extra funding for sport and recreation infrastructure and the reallocation of decision making to local communities and those impacted by the decisions.

•	Restore Accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government, return planning powers to the community and give people the opportunity to express opinions on decisions that affect them. Goals include returning of planning powers to local communities, increasing access to Government information and establishing customer service and public service commissions.

Key Fiscal Aggregates

“Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.

To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and Territories. These payments are based on collections of the GST, which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia — Specific Purpose Payments” for more details.

The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.

As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances — Structural and Cyclical Budget Impacts”).

The table below shows both revenues and expenses for the General Government sector since 2009-10. In the 2008-09 Budget, a new accounting standard (AASB 1049) was adopted for the first time. This meant that road grants from the Australian Government previously accounted for in the fiscal year the related capital spending was incurred are now accounted for in the year the grants were received. This detracted from the budget outcomes of 2008-09, 2009-10 and 2010-11 by A$469 million, A$93 million and A$320 million, respectively, while adding A$611 million to the budget outcome in 2011-12.

For more current information regarding key fiscal aggregates, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above.

Key Fiscal Aggregates(1)

	Actual	Actual	Actual	Actual
	2009-10	2010-11	2011-12	2012-13
	(A$ million)
General Government Sector
Total Revenues - of which:	56,328	57,144	59,005	60,131
Taxation	19,129	20,395	20,660	21,980
Grant revenue
- Commonwealth of Australia - general purpose	13,419	13,900	14,289	14,777
- Commonwealth of Australia - specific purpose	6,554	6,860	6,806	7,153
- Commonwealth of Australia - NPPs	6,367	4,215	4,948	2,536
- Other grants and contributions	643	642	700	941
Sale of goods and services	4,316	4,658	4,961	5,434
Interest income	322	468	552	406
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Dividends and income tax equivalent income from other sectors	2,322	2,412	2,088	2,648
Fines, regulatory fees and other revenue	3,256	3,594	3,591	3,662
Other dividends and distributions	285	430	410	595
Total Expenses - of which:	55,339	55,804	58,394	59,923
Employee expenses	23,073	24,434	25,425	26,195
Superannuation expenses
- Superannuation interest cost	951	835	821	(161)
- Other superannuation expenses	2,120	2,210	2,294	2,349
Depreciation and amortization	2,769	2,818	2,978	3,667
Interest expenses	1,653	1,826	2,082	2,220
Other property expenses	1	1	1	—
Other operating expenses(2)	11,588	12,281	13,409	14,245
Grant expenses
- Current grants and subsidies	7,987	8,905	9,220	9,071
- Capital grants	5,197	2,494	2,143	2,336

Net Operating Balance	989	1,340	660	239

Cash surplus/(deficit)(3)	(1,987)	(1,034)	(5,731)	(2,202)
Purchases of non-financial Assets(4)	7,034	6,537	5,782	7,163
Net Worth	152,892	163,287	145,511	166,677

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Includes Treasurer’s Advance of A$37.3 million in 2012-13 and A$27.6 million 2011-12. The Treasurer’s Advance is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required within the budget year.
(3)	This is the underlying cash balance (net of deposits to the Liability Management Fund).
(4)	Does not include assets acquired through finance leases.

The NSW Government is also undertaking an extensive capital expenditure program. In 2013-14, Total State infrastructure investment is budgeted at A$15.5 billion, or 7.2% above the 2012-13 revised estimate. The A$1.04 billion increase in the program comprises A$1.1 billion, or 13.4% growth, in the General Government sector and A$36 million, or a 0.6% decrease, in the PTE sector (as defined below). The growth in the capital program in 2013-14 is primarily due to higher expenditure on health and roads infrastructure in the General Government sector.

As stated in the 2013-14 Half-Yearly Review, NSW infrastructure investment is expected to total A$59.3 billion over the four years to 2016-17. This figure is largely the same as the 2013-14 Budget estimate. Minor amendments relate to revised timing of expenditures across 2013-14 and the forward estimates. Lower PTE expenditures in 2013-14 (expected to decrease A$331 million compared to 2012-13) mostly relate to project delivery delays for major projects and project savings.

The 2013-14 Budget contains the NSW Government’s capital expenditure plans for the upcoming four fiscal years. The previous NSW Government published the State Infrastructure Strategy every two years and outlined the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy under the previous government was released in 2008, and covered the period 2008-09 to 2017-18. In October 2012, Infrastructure NSW, in accordance with the NSW Government State Plan, published the 20 year State Infrastructure Strategy (the “State Infrastructure Strategy”) with five year funding plans.

Infrastructure NSW & State Infrastructure Strategy

Ensuring there is adequate and efficient infrastructure to support jobs, housing and services for the State’s growing population is essential. To that effect, the State is implementing the State Infrastructure Strategy. The Strategy recommends infrastructure investments necessary to encourage the economy to grow at a greater rate than the population, supports the State’s service-based industries and lift productivity growth.

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Established by the Infrastructure NSW Act 2011(NSW) (the “Infrastructure Act”), Infrastructure NSW (“Infrastructure NSW”) is tasked with preparing the 20 year State Infrastructure Strategy for the Premier. The Infrastructure Act states that the State Infrastructure Strategy must assess the current state of infrastructure in NSW and the strategic priorities for infrastructure for the next 20 years. This State Infrastructure Strategy is Infrastructure NSW’s independent advice to the State on the specific infrastructure investments and reforms.

Infrastructure NSW’s framework makes economic impact a key test in determining funding priorities. Emphasis has been placed on the need for more intensive use of existing assets and incremental improvements before making commitments for expensive new infrastructure. Priority is given to those regions and sectors where high growth potential is being constrained by inadequate infrastructure.

The State Infrastructure Strategy builds on the NSW Government’s existing public commitments and outlines a forward program of more than 70 urban and regional projects and reforms across transport, freight, aviation, energy, water, health, education and social infrastructure that should take priority over the next five, 10 and 20 years. Taken together, this program should improve the performance of the NSW economy.

In September 2012, Infrastructure NSW delivered to the Premier its recommended 20 year State Infrastructure Strategy. The NSW Government considered Infrastructure NSW’s recommendations in conjunction with:

•	The Department of Planning and Infrastructure’s Metropolitan and Regional Strategies, an integrated planning approach to meeting NSW’s housing, employment, land and recreational needs over the next 20 years; and

•	Transport for NSW’s Long term Transport Master Plan, which sets out an approach for delivering world class transport networks and services.

On December 13, 2012, after reviewing the recommendations from Infrastructure NSW against existing plans, the NSW Government released its State Infrastructure Strategy. This document sets out the NSW Government’s strategies and new commitments for transport, water, energy, health and social infrastructure. Through this State Infrastructure Strategy, the Government set out and commits to the State’s infrastructure delivery and reform priorities over the next five years. Planning and construction is already underway for many new projects.

Infrastructure NSW, working with NSW Treasury and delivery agencies, developed a five-year State Infrastructure Plan (the “State Infrastructure Plan”) to integrate the State Infrastructure Strategy with the 2013-14 NSW Budget. The State Infrastructure Plan is intended to be updated annually. It specifies major project implementation (for projects over A$100 million) for each five-year period, guides Government spending and priorities and supports the delivery of the initiatives prioritized within the State Infrastructure Strategy. The 2013-14 State Infrastructure Plan represents the Government’s funded infrastructure priorities over the next five years, 2013-14 to 2017-18. The State Infrastructure Plan incorporates:

•	priority projects from the infrastructure backlog identified within the State Infrastructure Plan;

•	projects that are to be delivered or to begin within the next five years; and

•	projects that are currently underway.

The State Infrastructure Plan reflects sector strategies and planning across the Government and sets out key projects and their target timing to be undertaken over the next 20 years. The goal of the resultant investment is to improve productivity, ease the cost of doing business in New South Wales and transform Sydney.

Priority projects funded for the first time in this Budget include A$1.8 billion for WestConnex, A$1.6 billion (through to 2019) for the CBD and South East Light Rail, A$403 million on the Pacific Highway, A$170 million for the Princes Highway and A$135 million for Bridges for the Bush. Additionally, the new Sydney International Convention Exhibition and Entertainment Precinct with a capital value of over A$1 billion is to be delivered through a public private partnership (“PPP”) in 2016. Construction of the F3 to M2 link is currently being assessed as an unsolicited PPP proposal, with a targeted construction cost of A$2.65 billion.

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Economic Structure

In 2012-13, services industries5 accounted for approximately 67% of NSW total output and approximately 80% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services6 and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction and Retail Trade, while in the last five years Agriculture, Forestry & Fishing has averaged the greatest annual percentage growth in output of any NSW industry, due mainly to drought recovery in 2010-11.

Furthermore, despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced almost 40% of Australian agricultural output during 2005-06 (the latest fiscal year for which data is available).

The table below shows the share of total NSW and Australian output and employment by industry in 2012-13. In the industry discussion which follows, updated employment numbers for the twelve months ended August 2013 are used.

Industry Output and Employment, 2012-13

	Output				Employment(1)
Industry	Value(2) (A$ million)		Share of NSW	Share of National	Number (000)	Share of NSW	Share of National
Agriculture, Forestry & Fishing	6,693		1.4%	21.0%	86.9	2.4%	27.7%
Mining	14,798		3.1%	10.1%	46.9	1.3%	17.7%
Manufacturing	34,383		7.3%	33.2%	295.0	8.1%	31.3%
Electricity, Gas, Water & Waste Services	12,067		2.6%	32.1%	41.3	1.1%	28.3%
Construction	24,663		5.2%	21.4%	285.3	7.8%	27.8%
Wholesale Trade	20,747		4.4%	32.1%	147.7	4.0%	34.1%
Retail Trade	19,968		4.2%	29.1%	380.5	10.4%	30.9%
Accommodation & Food Services	12,929		2.7%	37.1%	280.7	7.7%	35.3%
Transport, Postal & Warehousing	22,517		4.8%	30.9%	190.8	5.2%	32.2%
Information Media & Telecommunications	18,371		3.9%	44.8%	86.6	2.4%	40.5%
Financial & Insurance Services	54,302		11.5%	44.7%	175.7	4.8%	41.8%
Rental, Hiring & Real Estate Services	13,339		2.8%	34.3%	60.9	1.7%	30.8%
Professional, Scientific & Technical Services	35,561		7.5%	35.6%	302.0	8.3%	33.0%
Administrative & Support Services	16,712		3.5%	37.4%	126.6	3.5%	32.1%
Public Administration & Safety	23,146		4.9%	29.4%	210.3	5.8%	28.6%
Education & Training	21,886		4.6%	31.9%	278.6	7.6%	30.8%
Healthcare & Social Assistance	30,220		6.4%	31.2%	440.6	12.1%	31.8%
Arts & Recreation Services	4,343		0.9%	36.0%	67.7	1.9%	32.2%
Other Services	8,784		1.9%	33.2%	143.7	3.9%	31.0%
Ownership of Dwellings	43,526		9.2%	35.4%	—	—	—
Total	471,354	(3)	100.0%	30.9%	3,647.8	100.0%	31.5%

(1)	Based on year average to August 31, 2013.
(2)	In constant 2011-12 dollars.
(3)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.

[5]	The ANZSIC 2006 industries which are considered “service” industries are: Electricity, Gas, Water & Waste Services, Wholesale Trade, Retail Trade, Accommodation & Food Services, Transport, Postal & Warehousing, Information Media & Telecommunications, Financial & Insurance Services, Rental, Hiring & Real Estate Services, Professional, Scientific & Technical Services, Administrative & Support Services, Public Administration & Safety, Education & Training, Healthcare & Social Assistance, Arts & Recreation Services and Other Services.
[6]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, Hiring & Real Estate Services”, “Professional, Scientific & Technical Services” and “Administrative & Support Services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

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Source: ABS 5220.0, Australian National Accounts: State Accounts, 2012-13, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2013.

Property & Business Services

Property & Business Services is an amalgam of the Rental, Hiring & Real Estate Services, Administrative & Support Services and Professional, Scientific & Technical Services industries. In terms of output share, the Property & Business Services sector is NSW’s largest industry. In 2012-13 the group made up 13.9% of NSW output and contributed 35.7% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to:

•	81% of Asia Pacific finance and insurance regional offices;

•	48% of the Australian headquarters of Australia’s domestic and foreign banks;

•	76% of all information and communications technologies Asia-Pacific regional headquarters;

•	75% of the Australian headquarters of multinational pharmaceutical companies;

•	73% of property and business services Asia-Pacific regional offices; and

•	41% of the top 500 companies, on a revenue basis, in Australia.

Activity in the property sector was slower following the end of the housing boom in late-2003. This situation was aggravated by the effects of the global financial crisis and economic downturn, especially as job security became more of a concern.

In response to the global economic downturn, and in addition to the RBA cutting its official cash interest rates from 7.25% in August 2008 to 3.00% in April 2009, the Australian and then NSW Governments announced measures designed to stimulate the property market by supporting housing market activity and encouraging investment in new dwelling supply. The Australian Government increased First Home Owner Grants from the original A$7,000 to A$14,000 for purchases of existing homes, and increased the grant to A$21,000 for purchases of newly built homes. The then NSW Government offered an additional A$3,000 to first home buyers purchasing a newly built homes, while halving the transfer duty payable on newly built homes (valued under A$600,000) for non-first home buyers. All of these measures concluded by the end of June 2010, and largely had the desired effect of supporting housing market activity and investment. Following this, and in response to affordability concerns, the then NSW Government announced a two year housing supply strategy in the 2010-11 Budget to boost housing construction and support the housing recovery.

The current Government’s policy, the Building the State package, announced in the 2012-13 Budget, includes a homebuyer scheme which encourages the construction of new properties by: (1) more than doubling the First Home Owner Grant to A$15,000 from October 1, 2012 (A$10,000 from January 1, 2014) for new properties up to A$650,000; (2) introducing a New Home Grant of A$5,000 to all non-first homebuyers of new properties up to A$650,000; and (3) increasing the upper threshold for stamp duty concessions for first homebuyers to A$650,000. The package, including the provision of half a billion dollars for additional housing infrastructure, is expected to support an ongoing recovery.

The RBA’s official cash interest rate was 2.50% as at December 2013, a record low rate in historical terms. Mortgage rates are also historically low, with the average standard variable rate at 5.95% in November 2013, 1.4% below the decade average of 7.37%.

In the 12 months to August 2013, about 489,500 people were employed in this sector on average, a decrease of 4.4% on the 12 months to August 2012.

Financial and Insurance Services

The Financial & Insurance Services industry is a key NSW industry whose importance, in terms of both employment and output, has grown over the last two decades. In 1991-92, the industry’s output share was 7.9%, compared to 11.5% 21 years later in 2012-13, and is now NSW’s largest industry (excluding the Property & Business Services industry, which is an amalgam of other services industries). Employment in the Finance and Insurance industry in NSW grew at an average rate of 0.7% per year over the last five years to May 2013. As the table above shows, in 2012-13 it comprised about 45% of Australia’s Finance & Insurance Services output and about 42% of Australia’s Finance and Insurance employment.

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Major government and financial institutions, such as the RBA, Australian Securities Exchange and Australian Financial Markets Association, are all located in Sydney.

The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.

This sector had been recovering steadily in both employment and output in the three years since the global financial crisis peaked in 2008-09, but has slowed in 2012-13, as global growth remained low. The sector remains exposed to recent global financial instability emanating from the European sovereign debt situation, the protracted economic recovery and budget concerns in the United States and the slowdown of China’s economy. During the 12 months to August 2013, employment in this industry averaged about 176,000 people, which was 3.2% lower than a year ago.

Manufacturing

Manufacturing is another important industry to the NSW economy. In 2012-13, it constituted 7.3% of total NSW output and 33.2% of Australian total Manufacturing output. It is a major export contributor, contributing approximately 20% to NSW’s total exports on average over the five years to 2011-12. Major export partners include the United States, Japan, New Zealand and China. NSW’s top manufactured exports include medicinal and pharmaceutical products, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “— Trade”.

In recent years, the NSW Manufacturing sector has been adversely affected by the historically high Australian dollar exchange rate driven principally by the global commodities boom. NSW Manufacturing’s international competitiveness was expected to improve as the exchange rate fell from its July 2008 highs.

However, starting in February 2009, the exchange rate has risen steadily, with the Australian dollar achieving parity with the U.S. dollar late in 2010. The Australian dollar has traded at or above parity until May 2013, but has weakened since then, averaging around US$0.93 (as of December 13, 2013 the Australian dollar exchange rate stood at US$0.8961). While the dollar continues to remain at these historically high levels (A$1.00 has averaged US$0.76 since its float in December 1983), it is expected to restrain Manufacturing growth in NSW going forward.

In 2011-12 (the latest year for which data is available), three subsectors accounted for approximately 39.8% of NSW’s total Manufacturing sales and service income. These were food products (18.4%), primary metal and metal products (10.0%) and machinery and equipment (11.3%).

Growth in NSW Manufacturing output has been mixed in recent years, with the industry increasing by 7.3% in 2007-08 prior to the global financial crisis, and then declining 3.6% in 2008-09 at the peak of the crisis. In 2009-10 the sector grew by only 0.3% due to pressure from the high level of the Australian dollar, and rose 0.9% in 2010-11, primarily due to growth in oil refining and steel. In the last two years, with the persistently high exchange rate and subdued demand in export markets, NSW Manufacturing output fell, by 2.6% in 2011-12, and by 2.4% in 2012-13. Over the last five years, NSW Manufacturing’s output growth fell by an average of 1.5% per annum.

During the 12 months to August 2013 there were about 295,000 people employed in Manufacturing on average, 3.1% higher than a year ago. Despite the small increase in the number of workers in 2012-13, Manufacturing’s share of NSW employment has fallen consistently since 1997, from averaging 13.3% in the 12 months to August 1997 (the peak of Manufacturing’s share of NSW employment) to averaging 8.1% in the 12 months to August 2013. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from Manufacturing – a pattern that is also noticeable for the Agriculture, Forestry & Fishing sector.

NSW Manufacturing Sales and Service Income(1)

Manufacturing Sub-sectors	2010-11	2011-12	Annual Change (%)
	(A$ million)
Food product manufacturing	20,274	21,690	7.0
Beverage and tobacco product manufacturing	6,514	5,431	-16.6
Textile, leather, clothing and footwear manufacturing	2,652	2,497	-5.8
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Manufacturing Sub-sectors	2010-11	2011-12	Annual Change (%)
	(A$ million)
Wood product manufacturing	3,772	3,594	-4.7
Pulp, paper and converted paper product manufacturing	4,044	3,338	-17.5
Printing (including the reproduction of recorded media)	3,701	3,576	-3.4
Petroleum and coal product manufacturing	na.	na.	—
Basic chemical and chemical product manufacturing	9,902	9,127	-7.8
Polymer product and rubber product manufacturing	4,196	4,281	2.0
Non-metallic mineral product manufacturing	4,571	5,582	22.1
Primary metal and metal product manufacturing	11,826	11,859	0.3
Fabricated metal product manufacturing	7,834	7,497	-4.3
Transport equipment manufacturing	6,465	na.	—
Machinery and equipment manufacturing	12,975	13,383	3.1
Furniture and other manufacturing	na.	2,202	—
Total	113,637	118,019	3.9

(1)	The sales and service income of the “Petroleum and coal product”, “Transport equipment” and “Furniture and other” Manufacturing sub sectors was not released in the publication for certain years, but was included in total Manufacturing sales and service income.

Source: ABS 8159.0, Experimental Estimates for the Manufacturing Industry, 2011-12, and ABS 8155.0 Australian Industry, 2011-12

Construction

Construction constituted approximately 5.2% of NSW total output in 2012-13. In the 12 months to August 2013, there were, on average, 285,000 people, or 7.8% of total NSW workforce, employed in the Construction sector. Prior to 2010-11, growth in Construction had been driven by non-residential Construction. Dwelling Construction activity accelerated during 2010 in response to various state and Federal government stimulus measures and low interest rates. Residential Construction, along with dwelling building approvals, rose in 2010-11 and contributed more to GSP than non-residential Construction. After rising by 8.0% in 2010-11, dwelling investment fell by 6.1% in 2011-12, before expanding by 7.2% in 2012-13, in response to record low interest rates and State government stimulus measures (Building the State Package) aimed specifically at new dwelling Construction. Non-dwelling Construction rose by 7.3% in 2010-11, 9.6% in 2011-12, and by 34.4% in 2012-13, to once again be the dominant driver of the Construction sector.

Residential building approvals on average over 2013 to October are above their decade-average levels. There are solid fundamentals in place for the housing Construction sector, including strong rental price growth, a low rental vacancy rate and improving population growth. These fundamentals, combined with low interest rates, an improving housing market (with rising dwelling prices and high auction clearance rates) and State Government initiatives are expected to result in strong dwelling investment over the next few years.

Although dwelling investment currently represents only around 4% of domestic demand, a strong pick-up is essential for economic growth to return to trend, given the sector has large flow-on effects throughout the economy.

Non-Dwelling Construction(1) and Dwelling Construction(2) – Percentage Shares of NSW Total Construction

As at June 30,
	2008	2009	2010	2011	2012	2013
Non-Dwelling Construction	49.3	50.3	48.1	47.9	51.8	57.4
Dwelling Construction	50.7	49.7	51.9	52.1	48.2	42.6
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Non-dwelling Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.
(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).
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Source: ABS 5220.0, Australian National Accounts: State Accounts, 2012-13.

Sydney housing price growth rose strongly through 2009-10, with growth peaking at 19.5% through the year to March quarter 2010. Growth eased in 2011, with prices over the year to the December quarter 2011 down 3.2%. Prices rose 0.8% through the year ended September 2012, and since then have grown rapidly by an average of 2.8% in each quarter, totaling 11.4% growth through the year to September 2013.

While the RBA’s reductions in interest rates in 2008 and 2009 resulted in improved housing affordability in 2009 and 2010, population growth in NSW accelerated in the years leading up to 2011 and resulted in a tight rental housing market. Despite population growth easing in 2012 and the RBA cutting rates in 2012 and 2013 to record low levels, the rental market remains tight due to low levels of new residential Construction. These factors are expected to support housing demand over the next few years, which are expected to lead to increases in dwelling Construction activity.

Following the end of the global financial crisis, the RBA removed the emergency monetary stimulus in October 2009, and by November 2010, interest rates were at a slightly restrictive level, with the official cash rate at 4.75%. However, with domestic inflation and global and domestic activity forecasts lowered by the RBA in 2011 due to global uncertainty, the RBA embarked on another round of interest rate cuts, lowering the cash rate by 0.25 percentage points in both November and December 2011. In 2012, the RBA cut the official cash rate 4 times, in May, June, October and December, by 0.50%, 0.25%, 0.25% and 0.25%, respectively. In 2013, the RBA cut the rates twice, in May and August, by 0.25% each time, to its current record low 2.50%. The low rates have supported the housing Construction sector and are expected to continue to do so going forward.

In the September quarter 2013, new non-residential Construction fell by 5.2%. This followed a fall of 6.5% in the June quarter 2013 and 8.0% decline experienced in the March quarter 2013.

Total building work done in the September quarter 2013 was up 8.2% compared to the September quarter 2012, with public non-residential work adding 2.3 percentage points to growth, private non-residential contributing 3.4 percentage points and residential Construction contributing 2.5%. In the September quarter 2013, engineering construction work (e.g., roads, bridges and mines) was down 24.3% through the year.

Retail Trade

In the 12 months to August 2013, the Retail Trade industry employed, on average, 10.4% of the NSW workforce, making it NSW’s second-largest employing industry behind Healthcare & Social Assistance. The number of employed was 0.5% higher than the 12 months to August 2012, as retailers hired more staff in line with growing consumer confidence and improving retail activity experienced in the second part of 2013. Retail output rose 3.5% in 2012-13. Over 46% of those working in retail were part-time workers, the second-highest proportion behind the Accommodation & Food Services industry (over 56%). In terms of output, the Retail Trade industry contributed 4.2% to NSW total output in 2012-13. Over the last five years to 2012-13, retail industry output has grown on average by 1.5% per year.

Retail activity fell in the first half of 2011 as employment concerns reemerged and consumer confidence declined amid financial market volatility and fears arose regarding the economic outlook for the world, especially for the United States and Europe. However, retail sales in 2011-12 saw improvement, with positive growth in each quarter totaling 2.4% growth through the year to June 2012. The growth in retail activity in 2011-12 was helped by continued employment growth and the RBA’s decision to cut rates by 0.25% in November and December 2011, as well as 0.50% in May.

Growth moderated over the second half of the 2012 calendar year before improving modestly in the March quarter 2013 (0.8%) and the June quarter 2013 (0.5%). Growth remains below trend at 2.1% through the year to the June quarter 2013.

Retail sales volumes rose solidly in the September quarter 2013, up 2.4 % through the year, improving on the 1.5% growth recorded in the June quarter 2013. Despite this increase, sales growth is still slightly below the trend rate of 3%.

In the September quarter 2013, the largest proportion of retail turnover was concentrated in food retailing (about 41.1%). This was followed by household goods (principally furnishings, appliances and hardware, with 17.3% turnover), ‘other’ retailing (which includes pharmaceutical and recreational goods , with 14.0% turnover), cafes, restaurants and

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takeaway food (13.1% turnover) and clothing, footwear and personal accessories (principally footwear, textiles and other soft goods, with 7.7% turnover).8

Wholesale Trade

Wholesale Trade employed on average 148,000 people, or 4.0% of the NSW workforce, in the 12 months to August 2013. This represents a 10.6% increase on the average level of employed in the 12 months to August 2012. The growth in employment over the 12 months to August 2013 in this sector was higher than in any other in NSW.

Output of the Wholesale Trade industry has grown in each financial year since a trough in 2003-04, and by an annual average of 3.7% over the last five years, making up 4.4% of total NSW output in 2012-13. Wholesale Trade’s output share has recovered in the last four years after declining steadily since 1989-90 (earliest data available) when it made up 4.8% of total NSW output

Given the make-up of Wholesale Trade and its position in the supply chain (as a supplier of intermediate goods and inputs), in the performance of NSW economic activity and demand is expected directly affect this sector.

Tourism

Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, and is an important industry for NSW. In 2011-12, it was estimated that the tourism industry directly accounted for approximately 152,000 jobs and indirectly accounted for a further 105,000 jobs. Generally, an industry is defined by the goods and services it produces. Tourism, however, is defined by the purchaser of goods and services (i.e., if they are bought by domestic or international visitors). For example, while the transport industry provides transportation services, those transportation services bought by visitors will make up a part of the tourism industry. In the year to the June quarter 2013, NSW received over 3 million international visitors and more than 25 million domestic visitors. For both international and domestic visitors, the main reason for visiting was for a “holiday or leisure”, followed by “visiting friends and relatives”. International visitors also named “business” as another major reason for coming to NSW.

Tourism has seen stronger activity in the year to the June quarter 2013, with domestic visitors to NSW rising 3.1% and international visitors increasing by 5.9% compared to the year to the June quarter 2012. In terms of national market share, NSW has seen an increase in both domestic and international visitors compared to the year to the June quarter 2012. Both categories also saw an increase the number of people visiting NSW for “holiday or leisure”.

Transport, Postal & Warehousing

Sydney Airport handles the bulk of Australia’s international air transport movements. In fiscal year 2012-13 about 42.0% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (22.3%) and Brisbane (15.3%) airports combined. Over the same period Sydney Airport handled 48.1% of all air freight transported into and out of Australia.

Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 142.6 million mass metric tons of coal in 2012-13 (latest available), compared to 121.9 million mass metric tons in 2011-12 and 108.3 million mass metric tons in 2010-11. Port Kembla is a multifunctional port which handles bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain, iron ore and steel products. In 2011-12, Port Kembla’s throughput (exports and imports) was 32.2 million revenue metric tons, compared to 33.6 million revenue metric tons in 2010-11 and 31.0 million revenue metric tons in 2009-10. There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.

Port Botany is also being expanded to cater for anticipated growth in freight traffic. In 2011-12 (latest available) Port Botany handled 2.04 million Twenty-foot Equivalent Units (“TEUs”), up 0.8% from the 2010-11 result of 2.02 million TEUs. This increase occurred despite the terminals at Port Botany being affected by adverse weather conditions both here and overseas, equipment failure and congestion issues. One TEU represents the cargo capacity of a standard shipping container 20 feet long, 8 feet wide and 8.5 feet high. In 2011-12, the main commodities to be exported from Port Botany were chemicals, cereals, machinery and transport equipment, paper and paper products and miscellaneous manufactured articles.

[8]	Source: ABS 8501.0, Retail Trade, Australia, September 2013.
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In April 2013, after a six-month competitive bidding process, the NSW Government successfully finalized the long-term lease of Port Botany and Port Kembla. In November 2013 the NSW Government announced that it will proceed to market with the long-term lease of the Port of Newcastle. For more information, see the “Business Asset Transactions” section.

The NSW ports are connected to an extensive network of rail and road infrastructure allowing for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre (the “Intermodal Logistics Centre”) in Enfield, a suburb of Sydney. During 2011-12 significant milestones were achieved in the development of the Intermodal Logistics Centre with operations expected to commence in early 2014. The Intermodal Logistics Centre will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.

The NSW road network covers approximately 184,900 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include the development of WestConnex, continued expansion of the Pacific Highway (which links Sydney to Brisbane) and extensive improvements to Sydney’s major motorways. The Transport, Postal & Warehousing industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.3% per annum to 2012-13. Since 2006-07, growth in the industry has been positive as a result of the commodities boom, with the exception being the decrease in growth in 2008-09 due to the economic slowdown. Transport, Postal & Warehousing output rebounded to rise by 5.9% in 2009-10, 5.3% in 2010-11and by 3.9% in 2011-12. In 2012-13, it rose by 2.5% and made up 4.8% of total NSW output. During the 12 months to August 2013, transport and storage employed roughly 191,000 people on average, 4.4% more than compared to the previous year’s level.

Employment growth eased through the 2008-09 and 2009-10 fiscal years, as levels retreated from all-time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector increased by 7.3% in 2010-11 to exceed the previous peak set in 2007-08, before falling by 5.3% in 2011-12 as global trade softened. In 2012-13, employment grew by 0.9%.

Education & Training

The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services. The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.

In NSW in the 2012 calendar year (the latest calendar year for which data is available), there were approximately 2,223 public schools (from pre-school to secondary) with over 766,000 enrolled students, compared to just over 900 private schools. There were also 130 Technical and Further Education (“TAFE”) campuses. Altogether, there were over 100,800 full time equivalent teachers and support staff working within the public education system.

There are also 11 universities within NSW (including Australian Catholic University, which operates across a number of Australian states) with approximately 391,000 students in calendar year 2012 and over 33,800 full time equivalent staff in the calendar year 2012 Although universities are constituted under State law, they are mainly funded and administered by the Australian Government.

Over the last five years, the Education & Training sector has grown by an annual average rate of 1.7% per annum, while the industry’s share of total NSW output has remained largely unchanged. In 2011-12, the Education & Training sector’s share of total NSW output was at 4.4%, the same as in 2007-08, and 0.1% lower than 2008-09, 2009-10 and 2010-11. Employment in the sector rose by 7.4% in 2012-13 after rising by 2.6% per annum on average over the last five years.

Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn has not had a significant impact on this sector, especially in the primary and secondary schooling levels.

The tertiary sector may suffer somewhat as slower global conditions in some overseas countries, tighter student visa conditions and the high value of the Australian dollar may mean fewer international students.

Healthcare & Social Assistance

Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital

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care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Government as stipulated under the National Health Act 1953 (Cth) (the “National Health Act”).

The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.

In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.

During the 12 months to August 2013, there were about 441,000 people employed in the Healthcare & Social Assistance industry in NSW, an increase of 3.7% over the 12 months to August 2012. Currently there are over 220 public hospitals, 89 private hospitals and more than 500 community, family and children’s centers across the State.

Since its trough in 1999-00, this sector’s share of total NSW output has grown from a 4.8% share to a 6.4% share in 2012-13. In the last five fiscal years, annual growth in output averaged 4.3% per annum, driven largely by the aging of the NSW population and other demographic factors.

Ownership of Dwellings

This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.

This industry made up 9.2% of total output in 2012-13 and 2011-12. Since 1989-90, its share has averaged 9.6%. It recorded strong annual growth between the mid-1990s through to the mid-2000s, consistent with the housing boom experienced by NSW during this time. In the last five years to 2012-13, annual growth has averaged 1.4% per year. Growth has improved from 0.9% in in 2011-12 to 1.9% in 2012-13 as the RBA continued to cut rates in late 2012 and throughout 2013.

Public Administration & Safety

This category includes public servants at Federal, State and Local levels (excluding teachers and public sector health care workers). During the 12 months to August 2013, this industry made up 5.8% of total NSW employment, or around 210,000 people. Total employment in this industry rose by 0.2% compared to a year earlier. Over the last five years, employment growth has averaged 2.8% per annum.

Over the last five fiscal years, output growth has averaged 2.2% per annum with 1.2% growth in 2012-13. However, annual growth in this industry appears volatile. For instance, in the years 2008-09 to 2012-13, output grew annually by rates of 5.0%, 1.4%, 2.3%, 1.1% and 1.2%, respectively.

Mining

Mining’s output share in 2012-13 was 3.1%, 0.7% higher than its historical average of 2.4% (going back to 1989-90 — the earliest data available). In 2012-13, output grew by 6.1%, compared to annual average growth of 7.5% per annum over the last five fiscal years. While this was the highest growth rate of any industry, it was below the 11.6% and 10.3% growth experienced in 2010-11 and 2011-12, respectively. This easing in activity was expected, as the mining investment boom is believed to have passed its peak and there were fewer mining investment project pipeline contracts to be undertaken during 2012-13. Given Mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia, and will conversely be more shielded from its slowdown.

Employment fell by 1.7% in the 12 months to August 2013, in average annual terms, after rising 23.9% a year earlier, although this represents an absolute decrease of only about 800 positions. Over the five years to August 2013, employment in this sector grew by an annual average of 11.4%.

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A recovery in global economic conditions would be expected to have a positive impact on the Mining sector. NSW’s main Mining export is coal and its main destination is Japan. A moderate recovery in Japanese economic activity would be expected to flow through to coal exports, leading to improved volumes, as would increased demand from China and India. Conversely, if growth in those countries remains subdued, it would likely have a negative impact on both the price and volume of coal exports.

Prices for thermal coal, like many other commodities, have declined over the last 12 months to November 2013. The Newcastle thermal coal spot price over the 11 months of 2013 to date averaged around US$85 per metric ton, 12.1% lower than over the same period in 2012. This is largely reflective of the increase in coal supply from overseas and an increasing preference for lower calorific coals. The Bureau of Resources and Energy Economics (“BREE”) forecasts that thermal coal contract prices will ease from US$115 per metric ton in Japanese Financial Year10 (JFY) 2012 to US$95 and US$85 in JFY’s 2013 and 2014, respectively, as supply increases.11 Although NSW benefits from coal, it should be noted that NSW is a diversified, service-oriented economy. Therefore, lower coal prices generally do not affect NSW as negatively as they would other States whose growth is more dependent on mining, such as Queensland.

Information Media & Telecommunications

In 2012-13, the output of this sector (which includes telecommunications, internet providers and library and information services, among others), fell by 2.1% and made up 3.9% of total NSW output. Despite this contraction, it has historically been the fastest growing sector in NSW, growing by an average of 4.8% since 1989-90, with its output share consistently expanding in general. In the five years to 2012-13, its growth has moderated, growing at an average annual rate of 0.8%.

The industry was also negatively affected by the economic downturn in 2008-09, with industry output in 2008-09 declining 0.7%. The lower level of business activity during the downturn reduced demand for telecommunications and information systems capital spending and maintenance. Growth in the industry rebounded in 2009-10 and 2010-11, rising 3.6% and 2.7%, respectively, before moderating to 0.4% in 2012-13.

During the 12 months to August 2013, the Information Media & Telecommunications industry employed approximately 86,600 people, or 2.4% of the total NSW workforce, on average. Compared to a year earlier, employment fell by 5.8%, or approximately about 5,300 people.

Electricity, Gas, Water & Waste Services

Electricity, Gas, Water & Waste services made up about 2.6% of total NSW output in 2012-13, with real gross value added falling by 0.3% compared with 2011-12. However, the output share has been steadily declining from its early-1990s peak of 4.0%.

The employment share of the industry during the 12 months to August 2013 was just 1.1% of total NSW employment. Since 2000, the employment share has been fairly constant, averaging about 1.0%. Over the last 5 years, employment has grown by 4.6% per annum, on average.

Prior to recent privatization of energy assets, the NSW Government was the owner of three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity), three electricity distribution corporations (Ausgrid, Endeavour Energy and Essential Energy) and one electricity transmission business (Transgrid). In 2010, the distribution corporations sold their respective energy retail businesses and brand names (EnergyAustralia, Integral Energy and Country Energy) to the private sector as part of a reform process aimed at removing the State from the financial risk associated with wholesale electricity trading.

Ausgrid, Endeavour Energy, Essential Energy and Transgrid are regulated monopolies that physically transport electricity from generators to end use customers (i.e., homes and businesses). Transgrid is responsible for the bulk of NSW’s high-voltage transmission from electricity generators to the distribution networks. Ausgrid, Endeavour Energy and Essential Energy are responsible for the distribution of electricity to end users.

[10]	Japanese financial years run from April 1 to March 31.
[11]	BREE, Resources and Energy Report, December quarter 2013, pp 26-29.

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In 2010, the then NSW Government transferred to the private sector three energy retail businesses (EnergyAustralia, Integral Energy and Country Energy), four generation development sites and the trading rights of power stations at four locations. These energy reform transactions were designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in electricity generation. This followed comments from the private sector that they would be reluctant to invest in competition with the NSW Government. The State received A$5.3 billion in gross proceeds for the 2010 energy reform transactions, which were completed in 2011. As the State-owned distribution corporations sold their retail brand names along with their retail businesses, re-branding the distributors was required. The distribution corporations are now named Ausgrid (formerly EnergyAustralia), Endeavour Energy (formerly Integral Energy), and Essential Energy (formerly Country Energy).

In April 2011, the newly elected NSW Government commissioned an inquiry into the former Government’s part-privatization of the State’s energy assets. In November 2011, the Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions and divest the State’s electricity generators and the Cobbora coal mine, which is a green field mining development initiated by the former Government to secure future coal supply for the coal-fired generation businesses in New South Wales.

On August 1, 2013, NSW completed the sale of Eraring Energy’s GenTrader assets to Origin Energy, which consisted of the Eraring and Shoalhaven power stations. The trading rights of these power stations had previously been sold to Origin Energy in 2010. Similarly, on September 2, 2013, NSW entered into an agreement with EnergyAustralia for the sale of Delta Electricity’s GenTrader assets, which consisted of the Mt. Piper and Wallerawang power stations. The trading rights of these power stations had previously been sold to EnergyAustrlaia in 2010.

The transactions for the assets of Macquarie Generation, Delta Electricity and Green State Power are expected to be completed by the middle of 2014.

Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation and Sydney Catchment Authority, the bulk supplier of water to Sydney Water Corporation. In some regional and rural areas, water services are provided through local councils. In June 2012, the long-term lease of the Sydney desalination plant was finalized (see below in “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions”).

Gas supply is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

Agriculture, Forestry & Fishing

After gradually rising in the 1990’s, NSW’s Agriculture, Forestry & Fishing sector declined in the decade leading to 2008-09, as the State experienced a persistent drought during that period. Output fell by 18.2% in 2006-07 and 11.4% in 2007-08. The following year, output rebounded by 40.0% before dropping again by 5.4% in 2009-10. In October 2010, NSW was declared drought free. Due to the significant improvement in cropping conditions, output growth for the sector rose 32.3% in 2010-11 before declining by 4.3% in 2011-12. In 2012-13 Agriculture, Forestry & Fishing grew by a modest 0.4%. Despite this improvement, the industry contributed only 1.4% of NSW output in 2012-13, making it NSW’s second smallest industry sector after Arts & Recreation Services. The decline reflects a structural change, as the NSW economy has become more service oriented, and the effects of the intermittent drought that NSW has experienced from 2002-03 until 2010-11.

The latest projections from the Australian Bureau of Agricultural and Resource Economics and Sciences (“ABARES”) estimates a fall in NSW total crop production in 2012-13 due to dry weather conditions. Although levels for 2012-13 are expected to be 8.8% below those in 2011-12, they are still expected to be 30.0% above the average level of the last decade.

For 2013-14, ABARES is forecasting a fall in NSW winter crop production (down 5.0% on 2012-13), due to unfavorable rainfall patterns. NSW total crop production for 2013-14 is expected to be 4.6% lower than in 2012-13.

NSW’s major crops include wheat, sorghum, cottonseed, barley and canola.

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In the year to August 2013, employment in agriculture averaged approximately 87,000 people, 3.0% higher compared to the year to August 2012. Agriculture’s employment share has continued to decline as the NSW economy becomes more service-oriented. During the 12 months to August 1991, agriculture’s employment share averaged 4.8%, falling to an average 2.4% share during the 12 months to August 2013. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the droughts.

Wages Policy and Industrial Relations

Historically, wages in Australia have been strongly influenced by both Federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

In NSW, industrial relations laws apply to public sector and local government employees. Private sector employees have been covered by the Federal Industrial Relations system since the expansion of the Federal system to cover all corporations in 2006 and the referral of remaining employees of unincorporated private sector employers from January 1, 2010 by the NSW Government.

Since the early-1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, industrial relations policy has moved through agreements based at the enterprise level (Industrial Relations Reform Act 1993 (Cth)) to the use of individual agreements (Workplace Relations Act 1996 (Cth)) between employer and employees. The previous Federal Government (elected in November 2007- October 2013) passed legislation in March 2009 (Fair Work Act 2009 (Cth)), which pares back some of the reforms, including the abolition of statutory individual agreements. Australian workers most commonly have their rate of pay set by a registered collective agreement (39.2%), closely followed by a registered or unregistered individual arrangement (36.5%). The proportion of employees covered by the Federal Modern Awards system, where minimum conditions for employees are set across similar industries and occupations, are fewer still (16.5%). Since the early 1980s, the decentralization process allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.

The previous NSW Government wages policy provided for annual wage increases and associated costs of 2.5%. Increases above this level were allowed, provided they were funded by corresponding reductions in employee related costs. Despite this requirement, wage outcomes under the previous NSW Government regularly exceeded the benchmark.

On June 16, 2011 the NSW Government amended the Industrial Relations Act 1996 (NSW) by passing the Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011, which requires the Industrial Relations Commission to give effect to NSW Government policies on public sector conditions of employment that are declared by regulations. The Industrial Relations (Public Sector Conditions of Employment) Regulation 2011 was enacted on June 20, 2011 and:

•	Allows for increases in remuneration and conditions in excess of 2.5%, but only if sufficient employee-related savings have been achieved to offset the increase;

•	Requires that employee-related savings do not include existing savings measures and whole of NSW Government reform measures (such as efficiency dividends);

•	Limits the back payment of wage increases, other than in exceptional circumstances;

•	Requires that awards and agreements contain clear and comprehensive no extra claims clauses; and

•	Prevents policies regarding the management of excess public sector employees from being incorporated into industrial instruments.

The NSW Governments changes to wages policy, as per the Industrial Relationships Amendment (Public Sector Conditions of Employment) Bill 2011, should help manage employee expenses, with growth forecast to slow to an average of 2.8% per annum over the period 2013-14 to 2016-17 from an average of 4.4% per annum over the previous four years.

In April 2012, the NSW public sector wages policy was amended to extend its application to State Owned Corporations and their subsidiaries.

Trade

The tables in this section present data on a fiscal year basis and, where possible, the accompanying commentary refers to more recent data. All trade data is presented in nominal (i.e., non-price adjusted) terms.

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NSW, like Australia overall, may be characterized as a small, open market economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. Over the five fiscal years to 2012-13 (the latest period for which both service and merchandise trade data is available), merchandise goods exports have averaged 64% of NSW total exports, compared to an average of 36% for services exports. Merchandise goods exports were concentrated mainly in coal (accounting for 35.1%), with other mineral fuel commodities accounting for a combined 3.8% of merchandise exports. The NSW economy has not experienced positive effects from the resources boom to the same extent as the other, more resource-rich States of Queensland and Western Australia. Furthermore, NSW’s leading position as Australia’s financial center means that it is more exposed to the impacts of global financial market uncertainty, and is likely more exposed to the ongoing weakness in Europe and any stalling of the protracted United States recovery due to the upcoming “fiscal cliff”, than the other Australian States.

According to the World Trade Organization (“WTO”) World Trade Report 2013, the volume of world merchandise trade rose 2.0% in 2012, accompanied by global output growth of 2.1%. This marked a slowdown from 2011, when trade advanced 5.2% and output expanded by 2.4%, and even more from 2010, when trade advanced 13.8% and output expanded by 3.8%. The abrupt deceleration of trade in 2012 was mainly attributable to slow growth in developed economies and recurring bouts of uncertainty over the future of the euro. Flagging output and high unemployment in developed countries reduced imports and resulted in a lower pace of export growth in both developed and developing economies. In the early months of 2013, more positive economic developments in the US were offset by lingering weakness in the European Union.

In 2012, the dollar value of world merchandise exports only increased by 0.2% to US$18.3 trillion, leaving it essentially unchanged. The slower growth in the dollar value of world trade compared with trade in volume terms is explained by falling prices for traded goods. Some of the biggest price declines were recorded for commodities such as cotton (-42%), iron ore (-23%) and coal (-21%), according to IMF commodity price statistics.

In its September forecasting update, the WTO downgraded its 2013 forecast for world trade expansion to 2.5% from 3.3% and scaled back its 2014 estimate to 4.5% from 5.0%, noting worse than expected second-half performance of developed economies, which only managed a 1% increase in exports and a 0.1% decline in imports for the year.

The value of world commercial services exports rose just 2% in 2012 to US$4.3 trillion, with strong differences in growth rates across countries and regions.

Trade growth in 2012 was accompanied by slow global output growth of 2.1% at market exchange rates, down from 2.4% in 2011 and 3.8% in 2010. Fiscal consolidation was a hallmark of 2012, as European governments tried to reduce their large debts and deficits, while budget negotiations in the United States threatened to undermine confidence. After seeing its economy stall in 2012, Japan opted for a more expansionary fiscal policy stance in the early months of 2013 despite the country’s elevated debt/GDP ratio.

An improvement in global economic trade would be expected to positively impact NSW’s export performance, while stronger domestic economic activity will increase NSW imports. The weaker Australian dollar is expected to have a positive effect on exports while making imports less attractive.

Exports

Services Exports

The table below shows trends in NSW’s principal service exports for the last six fiscal years to 2012-13.

NSW Services Exports(1)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)
Travel(2)	9,764	10,760	10,982	10,995	10,641	10,743
Transportation(3)	3,054	2,698	2,299	2,333	2,225	2,080
Professional and management consulting(4)	2,524	2,706	2,261	2,188	2,639	2,900
Other Business (excluding professional and management consulting)(5)	1,568	1,732	1,563	1,922	1,672	1,683
Financial(6)	1,861	1,483	1,016	894	1,227	1,452
Telecommunication, Computer & Information(7)	935	1,058	851	814	822	903
Other(8)	934	1,044	978	963	971	1,032
Total	20,640	21,481	19,950	20,109	20,197	20,793
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(1)	In nominal dollars.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Professional services include legal, accounting, management consulting and public relations, among others.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.
(7)	Services in this category include the transmission of sound or images by telephone, fax, or email; data processing and software implementation and design; as well as the provision of news, photographs and articles to the media.
(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.) and maintenance and repair services, insurance and pension services and charges for use of intellectual property.

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2012-13

In 2012-13, NSW services exports (which include education, accounting, freight and financial services) rose by 3.0% compared to 2011-12 in nominal terms, and by 3.7% in Australia compared to the same period. From 2007-08 to 2012-13, NSW services exports rose by 0.1% annually on average, and accounted for 39.7% of total Australian services exports for 2012-13.

Travel

The travel category has dominated NSW service exports over the last five fiscal years, growing by 1.9% per annum on average, and making up 51.7% of total NSW services exports for 2012-13. Of this growth, the main drivers were business travel and education-related travel services, contributing an average of 5.0% and 4.8%, respectively, to annual growth in travel services during the five years to 2012-13. At August 2013 , more than 222,500 international students were studying at Australian higher education institutions, with over 76,700 international students enrolled at higher education institutions in New South Wales.

Professional

Exports of professional and management consulting services were the fastest growing in the 5 years through 2008-09, averaging 12.1% annual growth. In 2009-10, however, these exports fell by 16.4% due to the effects of the global financial crisis. While legal, accounting and architectural firms took advantage of increasing market opportunities in Asia’s developing services industry in 2010-11, exports of professional services on the whole remained subdued due to the ongoing strength in the Australian dollar and persisting global economic uncertainty, before recovering in 2011-12, growing by 20.6%. In 2012-13, exports of professional and management services continued this trend and increased 9.9%.

Transportation

Before the onset of the global financial crisis, increased trade resulting from the resources boom was a main driver of growth in this area, averaging 2.5% growth per annum in the four years to 2007-08. However, NSW transportation service exports then fell by 26% over the two years to 2009-10, before rising slightly by 2.0% in 2010-11. Despite the global recovery, the passenger fares component of transportation continued to be affected by the strong Australian dollar and low visitor numbers. NSW transportation services exports fell by 4.6% in 2011-12, and by a further 6.5% in 2012-13, reducing the annual average growth for the last five years to -7.4%.

In the five years ended 2012-13, NSW services exports averaged about 33% of the total sum of NSW services and merchandise exports, compared to 67% for merchandise exports. The proportion of service exports to total exports has declined from about 38.9% in 2006-07 to around 30.2% in 2012-13. Stronger commodity prices in recent years (e.g., for coal, copper and wheat) and the higher Australian dollar has resulted in the value of NSW’s merchandise exports (which include commodities) increasing at a greater rate than the value of services exports. While the value of NSW services exports fell 2.2% per annum on average in the five years to 2012-13, the value of merchandise exports increased by 4.9% per annum on average during that same time.

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Merchandise Exports

Below is a table showing NSW’s principal merchandise exports for the last six fiscal years:

NSW Merchandise Goods Exports(1)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)
Coal	6,122	12,897	8,460	10,903	14,072	13,011
Combined confidential items of trade(2)	3,633	5,212	3,517	4,343	3,414	2,435
Copper ores and concentrates	1,837	1,478	1,822	1,946	2,209	2,028
Petroleum oils	1,634	1,403	1,113	1,356	1,598	1,422
Aluminium	2,102	2,057	1,624	1,689	1,517	1,238
Wheat	120	756	738	977	1,257	1,216
Cotton	212	116	272	564	1,060	1,181
Medicaments	1,833	1,395	1,325	1,356	1,362	1,042
Meat	744	852	704	682	790	834
Wool	283	336	563	660	657	601
Other(3)	11,567	12,272	11,067	11,873	12,651	12,057
Total	30,091	38,777	31,205	36,351	40,588	37,064

(1)	In nominal terms.

(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.

(3)	Includes all other merchandise exports from NSW not detailed in the table above.

Source: ABS unpublished data. 2012-13 data is preliminary.

NSW goods exports fell by 8.7% in 2012-13 after rising 11.5% in 2011-12 and 16.5% in 2010-11. This was due to decreased demand from most of our largest trading partners and a fall in commodity prices. Merchandise exports in 2012-13 were A$37.1 billion, which was A$3.5 billion less than in 2011-12, and 4.4% below their previous peak in 2008-09. In recent years, NSW goods exports have been boosted by strong coal, aluminum and copper prices. In 2012-13, these three commodity categories made up 43.9% of total NSW merchandise exports, compared to 33.4% in 2007-08.

Following a decline in 2009-10, NSW exports have rebounded due to increased demand for coal in Japan, South Korea, Taiwan, China and India. Together, these countries accounted for 93.5% of NSW coal exports in 2012-13. Coal exports to those countries went up from A$7.9 billion in 2009-10 to A$12.9 billion in 2011-12, before moderating slightly to A$12.2 billion in 2012-13 . Coal prices fell from US$98.20 per metric ton seen during 2008-09 to average US$86.20 over 2009-10, bringing down the total value of exports. However, coal prices surged in the following two years, averaging US$112.54 per metric ton over 2010-11, and US$111.78 per metric ton over 2011-12. Although coal prices fell to average US$89.10 in 2012-13, the volume of exports remained high. Coal has contributed 14.6% to overall merchandise export growth of 18.8% since 2009-10.

NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. After reaching a peak of A$1.0 billion in 2005-06, the value of cereals and cereal preparations exports (which includes wheat and rice) fell 57% to A$443 million in 2007-08 due to severe drought. Improved weather conditions in the last few years saw a recovery in agricultural production and exports. The value of wheat exports grew by 32.4% in 2010-11, and by a further 28.6% in 2011-12. Despite falling by 3.3% to A$1.2 billion in 2012-13, wheat remains NSW’s fifth largest export group (excluding the “combined confidential items of trade” line item from the table above), followed by cotton, which expanded by 11.4% in 2012-13. Total crop estimates for 2013-14 are expected to be 4.6% lower than in 2012-13 due to slightly less favorable seasonal conditions across the north-west cropping zones.

The WTO forecast for 2013 is for world trade to expand by 2.5%. World trade expanded by 2.0% during the 2012 calendar year according to the WTO, weaker than the forecast 2.5% expansion, as the sluggish pace of economic growth reduced import demand in the largest economies. Japan output expanded in the last quarter of 2012, and Chinese growth slipped to an annualized rate of 7.2% following an average annualized rate of 7.5% over the first three quarters of 2012.

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Export Destinations

NSW’s biggest export market for merchandise goods is Japan by a significant margin. Since 2007-08, the share of merchandise exports to Japan has averaged about 27.8% of total NSW annual merchandise exports. During this time, the principal export items to Japan have included coal, copper, aluminum and meat. During 2012-13, exports to Japan fell by 7.2%, detracting 2.0% from NSW total merchandise exports, which fell by 8.7% overall. This follows growth of NSW exports to Japan by 16.8% in 2010-11, despite the March 11, 2011 earthquake and tsunami in Japan, and by 13.0%, in 2011-12.

NSW’s Major Merchandise Export Destinations(1)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)
Japan	7,946	12,622	8,316	9,711	10,970	10,175
China	2,220	2,675	3,224	3,964	5,912	6,432
South Korea	2,332	3,344	3,126	3,908	3,646	3,045
Taiwan	1,512	2,253	1,725	2,355	2,276	2,012
New Zealand	2,403	2,488	2,190	2,138	2,137	1,945
United States of America	2,243	2,683	2,286	2,294	2,114	1,902
India	689	1,373	1,124	1,273	1,547	1,018
Indonesia	773	766	759	860	890	804
Thailand	981	872	659	1,017	877	769
Malaysia	736	1,004	543	617	750	659
Other(2)	8,258	8,697	7,252	8,215	9,470	8,302
Total	30,091	38,777	31,205	36,351	40,588	37,064

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.

Source: ABS unpublished data. 2012-13 data is preliminary.

Since 2005-06, one of the fastest growing merchandise export destinations has been China, due partially to a particularly large rise of 56% in demand for Australian merchandise exports compared to 2004-05. In 2012-13, exports to China grew by 8.8%, while they fell to all of the other top ten export destinations.

The value of merchandise exports to China since 2007-08 has risen by 23.7% each year on average. Most of this growth has occurred in export of coal, which grew by 2,197% between 2007-08 and 2011-12, and was valued at A$2.3 billion in 2012-13. Exports of cotton, grew by 21.0% in 2012-13, to A$828 million, and have risen by 67.1% each year on average since 2007-08. Medicaments also continue to be in high demand, with 2012-13 exports to China valued at A$492.2 million, a 55.1% increase compared to 2011-12. Other major exports to china include copper ores, wool, non-ferrous metal waste and scrap, animal hides and wheat. The bulk of NSW’s merchandise exports to China are inputs into various manufactured goods. As the global economy slowed during 2007-08, so did demand for Chinese manufactured goods, which has in turn affected Chinese demand for inputs for those goods. The improvement in merchandise exports to China since 2007-08 was mainly due to increased demand for NSW raw materials resulting from the impacts of the Chinese Government’s efforts to stimulate the Chinese economy and, more recently, through domestic demand growth and improved living standards. While total merchandise exports to China grew in 2012-13, the value of coal, copper, aluminum and other ores fell, as both China’s infrastructure demand slowed in line with government policy, and as commodity prices fell from their record highs. Overall, exports to China rose 8.8% in 2012-13 and contributed 1.3% to total merchandise export growth.

Other major export destinations include New Zealand (wheat and cereals, various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel, alcoholic drinks and meat products) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).

Imports

Services Imports

In the wake of the global financial crisis, NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) fell by 5.7% in 2009-10 in nominal terms. Since then, services imports have risen by 7.3% in 2010-11 and by 6.2 % in 2011-12, helped by the strong Australian dollar. This is

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roughly in line with services import growth of 7.4% and 5.6%, respectively, for Australia over the same periods. Despite the Australian dollar weakening in 2012-13, NSW services imports rose by 4.6%, and accounted for 41.4% of total Australian services imports for 2012-13. Over the five years to 2012-13, NSW services imports grew by 1.8% annually on average.

The table below shows trends in NSW’s top services imports for the last six fiscal years:

NSW Services Imports(1)

(A$ million)	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
Travel(2)	7,878	8,232	8,371	8,915	9,253	8,980
Transportation(3)	6,240	5,720	4,968	5,394	5,669	5,907
Charges for use of intellectual property(4)	2,305	2,301	2,401	2,524	2,853	2,763
Other Business(5)	2,356	2,553	2,147	2,438	2,509	3,226
Personal, Cultural & Recreational(6)	1,023	1,341	1,083	1,221	1,252	1,412
Insurance and Pension(7)	250	275	271	321	307	284
Financial	1,520	697	528	487	719	653
Other(8)	1,071	1,132	1,019	998	1,125	1,562
Total	22,643	22,251	20,788	22,298	23,687	24,787

(1)	In nominal terms.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Includes the use of patents, industrial designs and trademarks.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.
(7)	Includes freight, life and other types of insurance services, as well as reinsurance.
(8)	Includes government services, construction services, maintenance and repair services and communication services.

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2012-13.

As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal”-related travel services (i.e., those related mainly to outgoing tourism, representing 87% of total travel in 2012-13). In 2012-13, the “personal” component fell by 3.5% from 2011-12, the first decline in over a decade. Business related travel grew by 0.7% in 2012-13, the second consecutive annual rise following three consecutive years of decline.

The continuous growth in travel over the last five years has coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008. During 2009, the US dollar strengthened to US$1.00 = A$1.26 as the global economic downturn took hold. Risk appetite and Australia’s export exposure to emerging markets saw renewed strength in the Australia dollar during 2010 and 2011, with the rate averaging US$1.00 = A$1.09 in 2010, and US$1.00 =A$0.96 in both 2011 and 2012, This strength

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continued into the early part 2013, before coming down in the latter part of the year. The exchange rate has averaged US$1.00 = A$1.03 over the 10 months to November 2013.

In the five years ended 2012-13, the share of NSW services imports to the total value of NSW services and merchandise imports decreased slightly, from 23% in 2007-08 to 22.6% in 2011-12. Conversely, the share of merchandise imports increased from 77% to 77.4% over the same period. The value of NSW services imports rose 2% per annum, on average, in the five years to 2012-13, and the value of merchandise imports increased by 2.3% per annum, on average, during the same time.

Transportation

Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 24.3% of total NSW services imports in the five years to 2012-13. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from NSW for transport related services, such as freight carriage, than these other states. After declining 13.1% in 2009-10 and 8.3% in 2008-09, NSW transportation service improved by 8.6% in 2010-11, led by a 16.8% increase in passenger fares. This is most likely a result of the Australian dollar strength over 2010-11, with transport services nationally up by 7.6%, with a 19.2% increase in passenger fares. This trend continued in 2011-12, as transportation services imports grew by 5.1% in NSW and 9.2% nationally, led by passenger fare growth of 8.0% and 9.6%, respectively. As the Australian dollar weakened in 2012-13, growth in transport services and passenger fares softened somewhat, though it remained positive at 4.2% and 6.8%, respectively. The growth in imports generally reflected stronger economic growth in both NSW and Australia, as well as the fact that many Australian imports come through NSW before being distributed to other States.

Merchandise Imports

NSW Merchandise Goods Imports(1)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)
Telecommunications and sound recording and reproducing apparatus and equipment	7,614	8,193	7,971	8,577	8,820	8,891
Medicinal and pharmaceutical products	6,100	7,171	7,434	8,155	8,606	8,630
Petroleum and petroleum products	7,710	6,373	5,951	7,743	9,283	8,533
Road vehicles (incl. air-cushion vehicles)	7,391	5,848	7,285	6,917	7,969	8,220
Office and automatic data processing machines	6,487	6,779	7,167	7,298	7,363	6,938
Miscellaneous manufactured articles	5,089	5,687	5,311	5,217	5,058	5,092
Electrical machinery, apparatus, appliances, parts)	3,835	4,543	4,287	4,771	4,546	4,323
General industrial machinery and equipment, and machine parts	3,110	3,405	2,984	3,000	3,325	3,041
Professional, scientific and controlling instruments and apparatus	2,272	2,673	2,550	2,610	2,717	2,703
Articles of apparel and clothing accessories	1,920	2,249	2,006	2,316	2,366	2,450
Other(2)	24,378	26,076	23,057	24,881	26,338	25,889
Total	75,906	78,994	76,003	81,484	86,392	84,710

(1)	In nominal terms.
(2)	Includes all other merchandise imports from NSW not detailed in the table above.

Source: ABS unpublished data. 2012-13 data is preliminary.

Office and Automatic Data Processing Machines

As NSW is a service-oriented economy, a major merchandise import is office and automatic data processing machines. In the last five fiscal years, it has averaged 8.7% of NSW merchandise imports. NSW office and automatic data processing machine imports increased in each year from 2008-2009, as a result of Australia’s economic performance coming out of the global financial crisis and increasing business confidence, and most recently by 0.9% in 2011-12. However,

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imports of computer equipment fell by 5.8% in 2012-13 as global economic uncertainty weighed on business confidence and detracted from demand.

Petroleum and Petroleum Products

One of the fastest growing merchandise imports has been petroleum and related products, growing by an average of approximately 10.7% per annum from 2007-08 to 2012-13.

Some of the increase in demand for imported petroleum products has been due to the closure the Clyde refinery in 2012, resulting in the reduction of local supply. Additionally, Caltex announced that its Kurnell refinery will close in 2014 and be converted into a terminal for importing and storage of petroleum products. This closure is expected to cause demand for imports of petroleum to increase.

However, given that imports are measured in value terms (rather than volumes), the majority of this increase was due to changes in the price of oil For instance, in 2007-08 the average price of oil rose 52.6% compared to a 46.4% rise in NSW petroleum and related products imports. Similarly, in 2008-09 the average oil price fell 27.6% compared to 2007-08 while NSW petroleum and related products imports fell by 17.3%. Imports declined in 2010-11, reflecting the improvement in the Australian dollar, which averaged US$0.98 in 2010-11 compared to the 2008-09 average of US$0.70.

Between February and May 2012, oil prices rose to over a US$100/barrel. This rise in value made petroleum and related products NSW’s top merchandise import in 2011-12, rising by 19.9% and accounting for 10.7% of all the State’s imports. Prices fell to an average of US$92.23/barrel in 2012-13, reducing imports by 8.1% and making petroleum and related products the state’s third largest import, accounting for 10.1% of total NSW merchandise imports. Since then, oil prices have risen, averaging about US$102.81/barrel in the first 5 months of 2013-14, but remain well below their peak of US$145.66 (reached in mid-July 2008). Subdued levels of global economic activity resulted in significant decreases in oil prices during the global financial crisis and, following a period of optimism, prices have stabilized due to renewed concerns about the global economic conditions.

Road Vehicles

Over the five years ended 2012-13, imports of road vehicles (which includes automobiles and motorcycles) increased by an average 2.1% per annum. Road vehicle imports fell almost 20.9% in NSW in 2008-09 as domestic economic conditions slowed, but then rebounded with an increase of 24.6% in 2009-10 as consumer confidence returned and Australia avoided recession. Imports of vehicles fell 5.1% in 2010-11, with much of this due to the effects of the March 2011 tsunami that hit Japan. Imports of Japanese vehicles in 2010-11 were down 16.4%, or A$470 million, while imports from our next biggest sources of road vehicles, Germany and the United States, were up 5.9% and 5.3%, respectively). Imports of road vehicles grew by 15.2% in 2011-12 and represented 9.2% of total NSW imports. In 2012-13, imports of road vehicles amounted to A$8.2 billion, an increase of 3.1% on 2011-12, and accounting for 9.7% of total NSW merchandise imports. In 2012-13, Thailand surpassed Germany and the US as the second largest source of vehicle imports after Japan, and accounted for most of the growth in vehicle imports. As NSW is a major entry point for motor vehicle imports which are then distributed across Australia, demand for motor vehicles across Australia affects NSW import levels.

In year average terms, the number of new motor vehicles sold in the 12 months ended June 30, 2013 rose by 8.0% across Australia and 6.2% in NSW.

Other Imports

Other merchandise imports that recorded significant growth over the period 2007-08 to 2012-13 were medicinal and pharmaceutical products, telecommunications equipment (which includes receivers, telephones and recording equipment), electrical machinery and apparatus, clothing, and professional and scientific instruments. From 2007-08 to 2012-13, they rose by an average of 7.2%, 3.2%,  2.4%, 5.0%  and 3.5% per annum, respectively. During 2012-13, telecommunications equipment imports rose by 0.8%, medicinal and pharmaceutical product imports rose 0.3% and clothing imports rose 3.5%. Electrical machinery and apparatus imports fell 4.9% in 2012-13, as the strong Australian dollar and suppliers pushed prices down.

Import Sources

In 2012-13, imports from Japan (down 2.3%) and the United States (down 5.2%), recorded decreases compared to 2011-12. Conversely, there was increases in the value of imports from China (up 1.3%), Singapore (up 11.1%), Thailand (up 21.3%) and South Korea (up 16.7%) .The table below shows the major sources of NSW merchandise imports by value:

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NSW’s Major Merchandise Import Sources(1)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)
China	15,145	17,773	18,370	20,473	20,935	21,205
United States of America	9,617	10,007	8,948	9,064	9,930	9,415
Japan	6,382	5,847	5,856	5,237	6,020	5,884
Germany	4,156	4,247	4,134	4,311	4,527	4,476
Singapore	3,649	3,167	2,706	3,262	3,912	4,345
Thailand	2,516	2,649	2,863	2,771	2,576	3,125
South Korea	2,408	2,548	2,332	2,518	2,601	3,036
United Kingdom	3,516	3,197	2,755	3,157	2,943	2,965
Malaysia	3,152	3,096	2,953	3,243	3,513	2,533
New Zealand	2,210	2,338	2,749	2,653	2,678	2,406
Other(2)	23,154	24,124	22,337	24,796	26,758	25,319
Total	75,906	78,994	76,003	81,484	86,392	84,711

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.

Source: ABS unpublished data. 2012-13 data is preliminary.

NSW mainly sources its merchandise goods from China, importing A$21.2 billion worth of merchandise from there in 2012-13, or 25.0% of its annual total. Chinese merchandise imports have averaged 24.2% of total NSW merchandise imports in the five years ended 2012-13, growing at an average rate of 7.0% annually. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW. The next major import source for 2012-13 was the United States (11.1%), followed by Japan (6.9%), Germany (5.3%) and Singapore (5.1%).

NSW merchandise imports from the United States include professional and scientific equipment (e.g., various types of medical instruments), medicines, office machines, and transport equipment (e.g., airplanes and boats). NSW imports from the United States fell 5.2% in 2012-13, following a rise of 9.6% in 2011-12 and 1.3% in 2010-11, and a fall by 10.6% in 2009-10. The five-year average annual growth rate stands at -0.4%. These fluctuations are partly due to the significant fluctuations of the Australian dollar against the US dollar during the last few years.

Major imports sourced from Japan include road vehicles, office machines and data processors, petroleum and petroleum products and general industrial machinery. Major imports sourced from Germany include motor vehicles, medicines and general industrial machinery (including items such as tools, pumps and heating and cooling equipment). Major imports sourced from Singapore include petroleum and petroleum products, medicinal products, office machines and data processers, and electrical machinery.

Overall, during 2012-13, NSW merchandise imports fell by 1.9% compared to a 1.4% fall across Australia as a whole. This reflects the more consumer-dependent nature of the NSW economy. Changes in the prices of certain goods, such as petroleum and petroleum products, and exchange rate fluctuations through the year also had an impact on merchandise imports.

NEW SOUTH WALES GOVERNMENT FINANCES

Introduction

Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.

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Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government sector agencies.

The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth of Australia grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.

While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 (NSW) which allow the NSW Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.

Policy Priorities and Objectives

While the Budget is mainly viewed as a financial document, it is also indicative of the NSW Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.

The NSW Government’s priorities and objectives are detailed in the NSW 2021 A Plan to make NSW Number One (the “State Plan”), released in 2011. As stated at the time of its release, the State Plan will be reviewed periodically. The State Plan sets out five areas of activity of the NSW Government, namely:

•	Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this goal, the plan focuses on strengthening State finances, targeting employment growth, construction of new infrastructure, release of land for housing, development of growth opportunities in critical regions and industries, and increasing public sector efficiency.

•	Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include providing real time information for road, transport and hospital users, provision of new public transport services, creation of an electronic transport ticketing system and providing more hospital beds and nurses.

•	Renovate Infrastructure, which seeks to build the infrastructure required economically and socially. To further this goal, NSW established Infrastructure NSW to provide advice regarding infrastructure requirements and set specific goals, including the creation of a 20 year State Infrastructure Strategy with five year funding plans and the construction of the north west and south west rail links and a new Sydney convention and exhibition center.

•	Strengthen NSW Local Environment and Communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, extra funding for sport and recreation infrastructure and the reallocation of decision making to local communities and those impacted by the decisions.

•	Restore Accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government, return planning powers to the community and give people the opportunity to express opinions on decisions that affect them. Goals include returning of planning powers to local communities, increasing access to Government information and establishing customer service and public service commissions.

These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.

State Fiscal Strategy

The State’s fiscal strategy is to maintain financial results that are fiscally sustainable in both the medium term and the long term in order to ensure the State’s capacity to deliver services across the business cycle.

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Fiscal Responsibility Act 2012 (NSW)

The foundation of the State’s fiscal strategy is the Fiscal Responsibility Act 2012 (the “Fiscal Responsibility Act”). The objective of the Fiscal Responsibility Act is to retain the State’s triple-A credit rating. This is to be achieved through application of three principles of sound public sector financial management:

•	responsible and sustainable spending, taxation and infrastructure investment, including aligning revenue and expense growth, stable and predictable taxation policies and infrastructure investment with the highest community benefit;

•	effective financial and asset management, including sound policies and processes for performance management and reporting, asset maintenance and enhancement, funding decisions, and risk management practices, and

•	achieving inter-generational equity, including ensuring that policy decisions have regard to their financial effects on future generations and the current generation funds the current cost of its services.

Fiscal performance is to be measured against the objective of maintaining the State’s triple-A credit rating and two related additional targets:

•	holding expense growth below long-term average revenue growth; and

•	eliminating unfunded superannuation liabilities by 2030.

Annual reporting required in the 2012-13 Budget includes:

•	a statement of the State’s fiscal strategy in terms of the Fiscal Responsibility Act;

•	a report on performance against objectives, principles and targets;

•	an explanation for any departure from the objectives, targets and principles and a rectification plan over the period of the forward estimates; and

•	an assessment of the impact of Budget measures on the long term fiscal gap.

Fiscal Strategy Statement

The 2013-14 Budget contains a fiscal strategy statement as mandated by the Fiscal Responsibility Act. In line with the Fiscal Responsibility Act, the objective of fiscal strategy in the 2013-14 Budget, as in the previous two Budgets, is to maintain the State’s triple-A credit rating, which the 2013-14 Budget Aims to achieve through lower debt levels. By maintaining the triple-A credit rating, the Government should secure the largest investor base at the lowest possible interest rates to finance its growing infrastructure needs and to underpin business confidence in the State. Other measures contained in the Budget are intended to reduce the long-term fiscal gap.

To date, the legislated target of maintaining expense growth below long-term revenue growth has been met for every year of the Budget and forward estimates, after netting out the impact of amended AASB 119 in 2013-14. A triennial review of unfunded super liabilities in December 2012 confirmed that the State is on track to meet the legislated target of eliminating these liabilities by 2030.

Included in the 2013-14 Budget are:

•	significant new transformative policies in the areas of disability and education, with new policy measures being more than offset by further savings and revenue measures;

•	improved financial management and further expense savings which sees traditional (netting out the AASB 119 impact) expense growth below long-run average revenue growth in each of the Budget and forward estimate years. This approach should deliver sustainable and growing Budget surpluses over time;

•	modest changes to taxation, which see the New South Wales tax system remaining stable and predictable, despite ongoing revenue challenges;

•	a five year funded State Infrastructure Plan, which is based on the highest priority economic and social benefits for the community;
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•	the successful long-term leases of Port Botany and Port Kembla which will assist in funding infrastructure priorities as well as providing medium-term benefit to the State’s net debt position. Finalising the sale of the remaining electricity generation businesses in the coming year remains a key objective, and, along with the long-term lease of the Port of Newcastle announced in this Budget, should provide additional flexibility; and

•	what the State believes to be is a better use of existing assets in the electricity networks which will deliver cost savings and put downward pressure on electricity prices.

Performance Against the Fiscal Strategy

Fiscal policy in the 2013-14 Budget builds on the Government’s strong performance in 2012-13 when, once again, expense outcomes were held below budget projections, although further downward revisions to the global and national economic outlook had an adverse impact on NSW revenue.

The Government’s response to revenue downgrades has been to maintain and enhance existing expense savings measures. The application of an efficiency dividend in 2015-16 and 2016-17 and the delay of the abolition of the remaining IGAFFR taxes more than offset new policy decisions, including helping to deliver reforms under the National Education Reform Agreement. In total, these and other minor measures improve the Budget result by A$2.7 billion over the four years to 2016-17. The overall impact is a return to surplus in 2014-15 (on a traditional accounting basis), in line with the 2013-14 Half-Yearly Review forecast.

The 2013-14 Budget carries forward the work of the previous two years in cutting back waste and inefficiency and improving the focus of government programs in order to help deliver better services at lower cost to the people of New South Wales. The previous two Budgets outlined cumulative savings of A$13.6 billion over the five years from 2011-12. The savings are creating room for the Government to address policy priorities while also meeting fiscal responsibility targets.

The Government believes that its record of delivering on past savings initiatives provides confidence that the additional savings and efficiency measures announced in the 2013-14 Budget (which amount to A$18.9 billion over the six years to 2016-17) can be achieved. The savings measures imposed in this and the preceding two Budgets include:

•	imposing efficiency dividends across government;

•	setting and enforcing a 2.5% cap on wage costs;

•	setting a labor expense cap;

•	introducing non-voluntary redundancies as an excess employees management option;

•	setting progressively declining caps on leave balances;

•	establishing an integrated transport authority, the “TNSW”;

•	prison management reforms, including closure of underutilized correctional centers;

•	government-wide procurement reform and services integration;

•	elimination and winding back of inefficient, ineffective and non-priority programs; and

•	steep reduction in size and strong control over use of the Treasurer’s Advance (an annual provision in the State Budget in the form of an advance available for the use by the Treasurer to cover expenses incurred due to unforeseen events, such as natural disasters and state emergencies).

The Government believes its fiscal strategy demonstrates its commitment to better manage the State’s balance sheet to free resources for infrastructure investment and fiscal consolidation. Measures completed or under way include:

•	lease of the desalination plant;

•	lease of Sydney ferries;

•	disposal of residual generation assets and Cobbora coal mine;
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•	rationalization of the electricity distribution businesses;

•	long-term lease of Port Botany, Port Kembla and the Port of Newcastle; and

•	securitization of tax revenues from the sale of lotteries.

Credit Rating

The objective of the Fiscal Responsibility Act is to maintain the State’s triple-A credit rating. The Fiscal Responsibility Act specifies that this objective is to be achieved through the application of principles of sound financial management and the observance of key fiscal targets required for fiscal sustainability. Sustainable finances allow the Government to continue to deliver high quality public services to the people of New South Wales without disrupting those programs during times of economic stress or downturn.

Retaining the triple-A rating means the lowest possible cost of borrowing for the State, ensures easier access to capital markets in times of financial stress (such as during the global financial crisis) and helps maintain business and consumer confidence, which in turn, underpins economic growth.

Losing the triple-A credit rating for ten years would come at a heavy cost of around an extra A$3.75 billion in interest payments – money that would otherwise go to improving schools, hospitals and infrastructure.

Moody’s Investor Service and Fitch have both rated New South Wales triple-A in 2013, although Fitch has subsequently ceased rating New South Wales for commercial reasons. Standard and Poor’s (S&P) affirmed NSW’s triple-A rating in October 2013 but maintained the negative outlook1. The negative outlook reflects the State’s high debt burden relative to its triple-A peers, uncertain revenues and capital program risks. S&P did note New South Wales’ improving financial management and that the State “has demonstrated some balance-sheet flexibility through the long-term lease of two of its port operations”.

S&P also noted recent signs that economic growth is improving, and observed that the state has tightened management of operating expenses and government businesses, and maintains very positive liquidity and debt management as well as excellent market access.

Moody’s also confirmed in their May 2013 annual credit analysis that the triple-A ratings “take into account the State’s commitment to achieving budgetary redress over the medium term through a reduction in expenditure growth”.

The subsequent successful long-term lease of Port Botany and Port Kembla for A$5.07 billion further improved the State’s debt position, providing additional flexibility in the balance sheet over the medium term.

See the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above for further updated information.

Structural and Cyclical Budget Impacts

The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.

An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the NSW Government to 2.5% per year, is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in employee-related expenses.

1 A negative outlook implies a one-in-three chance of a rating downgrade over the ensuing two years from the date of the latest rating confirmation.

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Cyclical factors are temporary in nature and tend to be on the revenue side. These factors explain much of the recent fluctuations in major NSW revenue components:

•	Household Consumption - GST is levied on most goods and services purchases of households (including processed foods, transport, insurance, and housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. GST revenue represents around a quarter of NSW total revenue, so fluctuations in this revenue source can lead to major changes in the fiscal balance. GST revenue is influenced by changes in household income, the household savings ratio, consumer preferences for taxable versus non-taxable items (medical services for example), and administration (such as the threshold for tax on imported goods and services). It also is heavily influenced by Commonwealth Grants Commission decisions on the allocation of national GST pool among the states and territories. While household consumption growth returned to around trend rates since the global economic downturn of 2008-09, household savings ratios have remained high and the composition of that household consumption has changed, with relatively less spending on goods and services that are subject to GST. For more current information regarding household consumption, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above for further updated information

•	Employment and Wages - Another key State tax is payroll tax. Payroll tax is affected by trends in workforce as well as wages. In 2012-13 hours worked tended to grow more slowly than employment, suggesting faster part-time than full-time employment growth. This compositional shift resulted in slower payroll tax revenue growth than estimated in the 2012-13 Budget. Slower than expected growth in average wages also contributed to the A$64 million shortfall in payroll tax revenue compared to original budget estimates in 2012-13. Payroll tax is forecast to grow at an annual average rate of 6.5% over the four years to 2016-17. For more current information regarding employment and wages, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above for further updated information.

•	Property Prices – Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. Land tax revenue in 2012-13 was A$2,398 million, down A$161 million from the 2012-13 budget estimate, mainly due to lower than expected land values, but up on the A$2,350 million result in 2011-12. Land tax is estimated in the 2013-14 Budget to increase by 5.2%, or A$127 million, compared to 2012-13. Stamp duty revenue in 2012-13 was A$6,068 million, A$27 million lower than the 2012-13 Budget estimate of A$6,095 million but almost A$730 million higher than the 2011-12 result. For more current information regarding property prices, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above.

•	Royalty Revenue – Total royalty revenue was A$1,305 million in 2012-13, A$573 million less than projected in the 2012-13 Budget, and A$159 million less than in 2011-12. The 2012-13 shortfall reflected low coal export volumes, low prices, the high exchange rate, and the absence of Supplementary Royalties linked to the Australian Government Minerals Resource Rent Tax. Royalty revenue is expected to increase by A$208 million to A$1,513 million in 2013-14, largely reflecting expectations of a depreciating Australian dollar, stable coal prices, and continuing growth in coal export volumes.

Long-term Fiscal Pressures

The start of this decade marked the beginning of a major structural shift which is expected to have both economic and fiscal impacts: the aging of the population due to the retirement of the baby boomer generation reaching the common retirement age of 66 this year, a phenomenon being seen among many developed economies. The aged dependency ratio (the ratio of people aged 65 years or older to those aged between 15 and 64 years) is expected to nearly double from 20.9% in 2011 to 41.2% in 2051. This will most likely place significant pressure on both NSW Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other hand, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly, and this will constrain the State’s revenue base.

The response of the NSW Government to these long-term fiscal pressures has several dimensions. First, the Government’s policy is to place the State’s finances in a sustainable position, holding expense growth below revenue growth and limiting debt finance. Second, the Government’s policy is to ensure the elimination of unfunded superannuation liabilities by 2030. Third, the Government’s policy is to promote productivity growth by delivering essential infrastructure,

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improved education, and better support for the private business sector that underpins future economic growth. Lastly, the Government is seeking a better alignment of funding responsibility with revenue bases between state and federal government. These policies will help maintain the strength of state finances beyond the demographic transition.

Recent Fiscal Outcomes

Actual outcomes for 2012-13 were published in October 2013 and reported in the Report on State Finances 2012-13. The 2013-14 Budget Papers provide financial projections for 2013-14. Updates to the financial projections and forward estimates to 2016-17 contained in the 2013-14 Budget, along with a discussion of performance against the 2013-14 Budget, were reported in the 2013-14 Half-Yearly Review released on December 12, 2013.

Net Operating Balance

The General Government budget outcome for 2012-13 was an A$239 million surplus, compared to a A$824 million deficit estimated in the 2012-13 Budget. This is primarily due to higher revenues.

Revenues

Actual total revenues for 2012-13 were A$60.1 billion. This is A$404 million higher than the original 2012-13 Budget estimate and A$532 million higher than the revised estimate included in the 2013-14 Budget. The improvement over the revised Budget estimate reflects:

•	higher taxation revenues of A$198 million, largely relating to higher stamp duty collections (A$173 million) as a result of stronger activity in both residential and commercial property markets in the final months of the financial year; and

•	higher NPPs from the Commonwealth of A$123 million largely relating to additional funding for Transport related NPPs (A$40 million), Seamless National Economy reward payment (A$24 million) and Education Skills Reform NPP (A$56 million).

Expenses

Actual total expenses for 2012-13 were A$59.9 billion. This is A$629 million lower than the original 2012-13 Budget estimate and A$50 million lower than the revised estimate included in the 2013-14 Budget. The variation from the revised Budget estimate reflects:

•	continuing expenditure control across departments throughout the year;

•	lower superannuation expenses of A$107 million based on the final actuary report and a decreased number of members taking pension benefits; and

•	A$300 million expense in support of the termination of the Coal Supply Agreement for the Cobbora Mine Project.

General Government Sector capital expenditure for 2012-13 was A$7.9 billion compared with an original budget estimate of A$6.4 billion. The higher level of expenditure was attributable to the earlier recognition of the Royal North Shore Hospital Acute Services Building in 2012-13 and the transfer of responsibility for rail projects delivery into the general government sector.

Total State Sector expenses grew by A$669 million, or 1%, in 2012-13. Employee expenses (excluding superannuation) grew by A$432 million, or 1.5%, during 2012-13 to A$29.5 billion. Superannuation interest costs fell by A$1.0 billion due to lower interest rates (A$770 million) along with higher returns on plan assets (A$271 million). Depreciation and amortization expense rose by A$729 million, or 12%, during 2012-13, of which A$305 million was due to a road componentization review and changes to useful lives of assets held by Roads and Maritime Services. Grants and subsidies fell overall by A$90 million, or 1.2%, in 2012-13.

Net Debt

Total State Sector Net Debt decreased by A$2.2 billion to A$41.6 billion for the year ended June 30, 2013, mainly attributable to the net proceeds from the ports long-term lease transactions. As a percentage of GSP, net debt fell from 9.5% at June 30, 2012 to 8.8% at June 30, 2013.

General Government Sector net debt was reduced to A$11.9 billion, or 2.5%, of GSP at June 30, 2013, from 3.1% at June 30, 2012. The improvement over the previous year largely reflects monies paid for the ports transactions of A$5.0 billion.

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For more current information regarding net debt, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above .

Total State Sector
Net Debt as a Percentage of
Gross State Product at June 30, 2013

Net Financial Liabilities

Total State Sector net financial liabilities as a share of GSP decreased to 23% at June 30, 2013 from 25.4% at June 30, 2012 largely due to the impact of lower than expected bond yields on the valuation of superannuation liabilities. In dollar terms, net financial liabilities fell to A$108.2 billion from A$116.7 billion.

General Government net financial liabilities increased from the 2007-08 Budget amount of A$30.4 billion to A$48.2 billion at June 30, 2009. At June 30, 2010, net financial liabilities had risen to A$52.2 billion, then fell marginally to A$52.1 billion at June 30, 2011, before rising to A$72.0 billion, or 15.7%, of GSP in June 30, 2012. The rise in net financial liabilities over the period of 2007-08 to 2011-12 was due to an increase in unfunded superannuation liabilities due to the global financial crisis and subsequent falls in investment markets as well as the use of a lower discount rate to value the liabilities. Net financial liabilities for the general government sector were reduced to A$63 billion in 2012-13, or 13.4% of GSP, largely reflecting a lower valuation of superannuation and higher financial assets linked to the Ports transactions.

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Total State Sector
Net Financial Liabilities as a Percentage of
Gross State Product at June 30, 2013

Net Financial Liabilities is equal to total liabilities less total financial assets and comprises the items set forth in the table below.

Total State Sector
Net Financial Liabilities at June 30, 2013

	June 2013	June 2012
	$m	$m
Net Debt	41,574	43,739
Superannuation Liabilities	43,186	50,922
Employment Provision	15,491	15,289
Insurance Obligation	8,229	7,427
Other net liabilities / (assets)	(263)	(727)
Net Financial Liabilities	108,216	116,650

From July 1, 2005, the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities, known as AASB 119 — Employee Benefits. The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.

From 2013-14, the AASB 119 standard has been changed in accordance with revisions to international accounting standard IAS 19.

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The revised AASB 119 standard will require the same bond yield to be used to estimate superannuation liabilities and asset earnings in the following year. Asset earnings and therefore the Budget result – the key financial measure for the NSW Budget and other State Budgets – will be affected. The impact on the NSW Budget is highly material because of the large asset portfolio held by State Super. The Budget result is estimated to worsen by A$1.56 billion in 2013-14.

Despite changes to AASB 119, underlying liability and cash funding requirements are unaffected.

There has been long term concern among various Australian jurisdictions that a borrowing rate based discount rate results in inappropriate outcomes. NSW Treasury has approached the Australian Accounting Standards Board requesting that it try to expedite a proposed review of employee liability valuation by the International Accounting Standards Board.

For more current information regarding net financial liabilities, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above .

Net Worth

The movement in various financial and non-financial assets and liabilities, outlined above, resulted in an increase in Total Sector Net Worth during 2012-13 of A$21.2 billion to A$166.7 billion. This reflected an operating result surplus of A$6.5 billion, a superannuation actuarial gain of A$6.4 billion and asset revaluation increases of A$8.2 billion.

For more current information regarding net worth, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above .

The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-financial Corporations (also known as PTEs, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-financial Corporation sector and Public Financial Corporation sector (i.e., the Corporation and the Lifetime Care and Support Authority).

Key Fiscal Aggregates – Operating Statements (AEIFRS)(1)

	Actual	Actual	Actual	Actual	Actual

	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)

General Government Sector

Total Revenue - of which:	49,669	56,328	57,144	59,032	60,131

Taxation	17,855	19,129	20,395	20,660	21,980
Grant revenue	—
Commonwealth of Australia - general purpose	11,974	13,419	13,900	14,289	14,777
Commonwealth of Australia - specific purpose	6,573	6,554	6,860	6,806	7,153

Commonwealth of Australia - NPPs	3,145	6,367	4,215	4,948	2,536

Other grants and contributions	604	643	642	700	941

Sale of goods and services	4,024	4,316	4,658	4,961	5,434

Interest income	416	322	468	530	406
Dividend and income tax equivalent income from other sectors	1,833	2,037	1,982	2,130	2,648
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	Actual	Actual	Actual	Actual	Actual

	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)

Other dividends and distributions	196	285	430	410	595

Fines, regulatory fees and other revenue	3,020	3,256	3,594	3,590	3,662

Total Expenses - of which:	50,530	55,339	55,804	58,352	59,923

Employee expenses	22,078	23,073	24,277	25,425	26,195
Superannuation expenses		—

Superannuation interest cost	701	951	835	821	(161)

Other superannuation expenses	1,961	2,120	2,210	2,294	2,349

Depreciation and amortization	2,614	2,769	2,818	2,978	3,667

Interest expenses	1,468	1,653	1,826	2,061	2,220

Other property expenses	1	1	1	1	—
Other operating expenses(3)	10,659	11,588	12,438	13,409	14,245
Grant expenses	—
Current grants and subsidies	7,703	7,987	8,905	9,220	9,071
Capital grants	3,044	5,197	2,494	2,143	2,336
Net Operating Balance	(862)	989	1,340	680	239
(less) Total net acquisition of non-financial assets(2)	2,367	3,717	4,250	2,704	2,407
Net Lending (+) / Borrowing (-)(3)	(3,228)	(2,728)	(2,910)	(2,024)	(2,168)
Public Non-Financial Corporation Sector
Total Revenue	17,963	18,530	18,670	19,351	19,668
Total Expenses	15,568	15,042	18,047	17,346	16,727
Net Operating Balance	2,441	4,035	820	1,906	3,123
(less) Total net acquisition of non-financial assets(2)	5,381	6,111	3,378	4,127	4,371
Net Lending (+) / Borrowing (-)(3)	(2,939)	(2,076)	(2,558)	(2,221)	(1,248)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Does not include assets acquired through finance leases.
(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates – Balance Sheets (AEIFRS)(1)

	Actual	Actual	Actual	Actual	Actual
	As at June 30,
	2009	2010	2011	2012	2013
	(A$ million)
General Government Sector
Net Debt(2)	7,917	9,160	7,952	14,127	11,907
Net Financial Liabilities(3)	47,500	52,169	49,694	72,624	62,963
Net Worth(4)	142,142	152,892	165,910	145,511	166,677
Public Non-Financial Corporation Sector(5)
Net Debt(2)	20,773	23,505	24,437	25,513	28,186
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	Actual	Actual	Actual	Actual	Actual
	As at June 30,
	2009	2010	2011	2012	2013
	(A$ million)
Net Financial Liabilities(3)	32,277	36,234	36,694	39,652	42,402
Net Worth(4)	72,546	79,917	85,122	83,430	86,368
Total State Sector
Net Debt(2)	29,025	33,346	32,428	43,739	41,574
Net Financial Liabilities(3)	78,956	89,298	87,152	117,277	108,216
Net Worth(4)	142,142	152,812	165,910	145,511	166,677

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Net Debt equals borrowings, advances received and deposits held, less cash and cash equivalent assets, financial assets at fair value and advances paid.
(3)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(4)	Net Worth equals total assets less total liabilities.
(5)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

2013-14 Budget Projections and Forward Estimates

The 2013-14 Budget Papers provide financial projections for 2013-14. Updates to the financial projections and forward estimates to 2016-17 contained in the 2013-14 Budget, along with a discussion of performance against the 2013-14 Budget, were reported in the 2013-14 Half-Yearly Review released on December 12, 2013. See the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above .

Policy Settings for the 2013-14 Budget and the 2013-14 Half-Yearly Review

The table below summarizes actual and expected outcomes for economic and employment aggregates:

Economic Performance and Outlook(1)(2)

	Actual 2012-13 Outcome	Budget 2013-14 Forecasts	HYR 2013-14 Forecasts	HYR 2014-15 Forecasts	Medium Term Projection
Real State Final Demand	1.7	3.0	2.25	2.25	NA

Real Gross State Product	1.8	2.75	2.5	2.5	2.75

Employment	1.7	1..25	1.0	1.25	1.25

Unemployment (year average, percent)	5.2	5.5	6.0	6.25	NA

Sydney CPI (through the year to June quarter)	2.6	2.5	2.75	2.0	NA

Wage Price Index	3.1	3.25	2.75	3.0	3.5

(1)	Percent change, year average, unless otherwise indicated.
(2)	Please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above for any changes in these forecasts announced in the 2013-14 Half-Yearly Review.
NA:	Not available.
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NSW GSP growth accelerated from 1.1% in 2008-09 to 1.8% in 2009-10, 2.3% in 2010-11, and to 2.4% in 2011-12. Following lower than expected growth of 1.8% in 2012-13, NSW GSP growth is forecast to strengthen, but remain slightly below trend at 2.50% in both 2013-14 and 2014-15. This forecast is broadly in line with the expected national average. This is 0.25% lower for both years compared to the forecast in the 2013-14 Budget, reflecting downward revisions to global and national growth, with Australia’s transition to an economy less dependent on mining investment growth now expected to be more gradual. A return to trend growth is expected in 2015-16 and 2016-17.

Compared to the 2013-14 Budget, the economic outlook is now slightly weaker. This is mostly due to an earlier than expected peak in mining investment and softer consumption growth resulting from weaker employment and wages growth. As a consequence, demand and capacity utilisation is forecast to be lower than expected, which is what leads to the expected delay in non-mining investment increases.

Although a weaker currency and increases in tobacco excise will add to inflation, weaker domestic economic activity is expected to lead to some abatement in domestic price pressures. Compared to the 2013-14 Budget, the expected terms of trade over the two years to 2014-15 are expected to decline as more mining output comes to market and major trading partner growth remains moderate. Additionally, the softer labor market has seen wage forecasts revised lower. Nominal GSP growth forecasts have also been revised lower relative to the 2013-14 Budget, from 5.25% to 3.25% in 2013-14 and from 5.25% to 4.0% in 2014-15.

Underpinning growth, however, are expected positive contributions from net exports, as imports weaken due to lower demand growth and the Australian dollar weakens, expected solid public final demand growth, driven mostly by NSW’s capital spending, an expected increase in dwelling investment, as interest rates remain at historical lows, an expected improvement in asset prices, which would support solid consumer spending.

NSW SFD growth is expected to pick-up, but remain slightly below trend over the forecast period. The composition of NSW SFD is also expected to change. This reflects expectations of softer household consumption growth due to relatively slow income growth and subdued business investment growth as gaps emerge between the decrease in mining investment and the expected pick-up in non-mining business investment. Stronger dwelling investment growth and modest contributions from public demand are expected to partially offset these factors and support NSW SFD growth.

NSW believes a number of factors put it in a relatively strong position as the Australian economy transitions from primarily mining investment-led growth to growth from various sources. These include an initial lower reliance on mining and a more diversified industry structure than other States. Historically low interest rates and an exchange rate declining in line with the terms of trade and strong housing fundamentals have provided opportunities for growth. Nevertheless, downside risks to the outlook remain, in particular the timing and extent of the non-mining recovery.

Following declines during the first half of 2011, the trend level of employment in New South Wales increased from mid-2011 until the middle of 2013. Employment has trended lower in the second half of 2013, reflecting the slowdown in domestic demand and business investment, uncertainty about the economic outlook and low business confidence.

NSW employment grew at an average annual rate of 1.7% in 2012-13. Employment in New South Wales is expected to grow by an around trend rate of 1.25% in 2013-14 and 2014-15, supported by domestic demand growth returning to trend, and solid interstate and international export demand.

The unemployment rate remained at 5.2% in 2012-13.. As a result of weaker activity, employment growth is expected to slow further than forecast at the time of the 2013-14 Budget, resulting in unemployment rates of 6% in 2013-14 and 6.25% in 2014-15, compared to 2013-14 Budget estimates of 5.50% for both years, as population growth in New South Wales is expected to outpace employment growth.

Since the 2013-14 Budget, conditions in the labor market have softened somewhat, with employment growth falling and the unemployment rate rising. Leading indicators suggest growth will continue to be weak through 2013-14. However, average hours worked have started to increase, and the participation rate remains close to its record highs. Subdued employment growth in 2012-13 and to date in 2013-14 masks a considerable divergence in conditions across industries, with declines in some industries largely offsetting solid gains in others. A tentative recovery is expected through 2014-15, although slower economic growth means employment is forecast to rise only modestly.

The wages growth outlook is also weaker than in the 2013-14 Budget, consistent with recent wage price index movements. A softer labor market, coupled with subdued inflation expectations implies below trend wages growth of 2.75% in 2013-14 and 3% in 2014-15.

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As at the time the 2013-14 Budget was released, in year average terms, Sydney CPI inflation was expected to moderate to 2% in 2013-14, reflecting low underlying inflation pressures and the pass through of the impact of the carbon tax. The Sydney CPI is expected to then increase to 2.5% in 2014-15, in line with trend growth in output and employment.

The outlook for headline inflation, according to NSW and Commonwealth Treasury forecasts, is that inflation is expected to remain within the RBA’s 2%-3% target band over the 2013-14 and 2014-15 forecast period. Current RBA forecasts, as at the release of the November 2013 Statement of Monetary Policy, are that underlying inflation is expected remain around 2.0%-2.5% over the next year.

At the time of the 2013-14 Budget, Sydney CPI inflation was expected to moderate to 2% in 2013-14 in year average terms, reflecting low underlying inflation pressures and the pass through of the impact of the carbon tax. The Sydney CPI was expected to then pick-up to 2.5% in 2014-15, in line with trend growth in output and employment. Australia’s CPI rose by 1.2% in the September quarter 2013, driven by higher tobacco, education and domestic and household services prices. As a result of the higher than expected September quarter 2013 outcome as well as the expected impact of the tobacco excise increase in the December quarter 2013, through the year growth in Sydney’s CPI has been revised upward for 2013-14 in the 2013-14 Half-Yearly Review to 2.50%. The proposed abolition of carbon pricing is expected to detract from the headline CPI in 2014-15, resulting in a lower outcome than forecast at the time of the 2013-14 Budget.

The weaker global economic outlook since the 2013-14 Budget is affecting both national and NSW economic prospects. Global growth is still expected to improve over 2014 to be around its long-term average. However, this growth is lower than previously anticipated. Similarly, growth in the national and NSW economies is expected to pick up in 2014, though at a slightly slower pace than forecast in the 2013-14 Budget. Weaker terms of trade and modest employment and wages growth are expected to constrain income and demand growth. This is delaying Australia’s expected transition to non-mining related business investment as its main driver of economic growth. Due to low interest rates, dwelling investment is expected to increase. Projected increases in capital spending by the State, modest consumer spending and net exports are all expected to contribute to growth.

Uncertainty continues in the international and national economies. Internationally, a near-term increase in global growth is expected to be driven by a recovery in advanced economies while growth in emerging economies stabilizes. Nationally, if expected levels of growth are to be maintained, alternative sources of growth will need to emerge as the mining investment boom comes to a close.

For more current information regarding the economic outlook, please see the 2013-14 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2013-14 Half-Yearly Review Summary” above

Operating Statement

Key Fiscal Aggregates – Operating Statement(1)

	Actual 2012-13	Budget 2013-14	HYR 2013-14	HYR 2014-15	Est. 2015-16	Est. 2016-17
General Government Sector
Total Revenue - of which:	60,131	62,573	62,619	65,582	68,514	70,973
Taxation	21,980	23,455	23,310	24,647	26,228	27,829
Grant revenue
Commonwealth of Australia - general purpose	14,777	15,588	15,742	16,421	17,197	17,812
Commonwealth of Australia - specific purpose	7,153	7,339	7,420	7,981	8,659	9,328
Commonwealth of Australia - NPPs	2,536	2,903	2,723	2,846	2,041	1,751
Other grants and contributions	941	949	958	930	939	948
Sale of goods and services	5,434	5,460	5,623	5,841	6,466	6,147
Interest income	406	483	509	498	522	508
Dividends and income tax equivalent income from other sectors	2,648	2,155	2,105	1,919	1,808	1,771
Other dividends and distributions	595	467	447	400	425	438

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Fines, regulatory fees and other revenue	3,662	3,774	3,783	4,099	4,228	4,442
Total Expenses - of which:	59,923	64,462	65,165	66,633	68,836	70,654
Employee expenses	26,195	26,710	26,898	27,541	28,424	29,499
Superannuation expenses
Superannuation interest cost	(161)	1,438	1,499	1,471	1,446	1,413
Other superannuation expenses	2,349	2,466	2,607	2,664	2,738	2,859
Depreciation and amortization	3,667	3,855	3,907	4,054	4,157	4,255
Interest expenses	2,220	2,246	2,218	2,388	2,566	2,638
Other property expenses	—	—	—	—	—	—
Other operating expenses	14,245	15,044	15,079	15,204	16,587	16,513
Grant expenses
Current grants and subsidies	9,071	9,496	9,665	10,053	10,198	10,336
Capital grants	2,336	3,207	3,293	3,258	2,720	3,141
Net Operating Balance	239	(1,890)	(2,546)	(1,051)	(323)	320
(less) Total net acquisition of non-financial assets(2)	2,407	2,637	2,718	3,368	2,503	2,011
Net Lending (+) / Borrowing (-)(3)	(2,168)	(4,527)	(5,264)	(4,419)	(2,825)	(1,691)

Public Non-Financial Corporation Sector
Total Revenue	19,668	21,113	20,361	19,591	19,444	20,184
Total Expenses	16,727	19,020	18,658	17,484	18,015	18,215
Net Operating Balance	3,123	2,093	1,690	2,108	1,429	1,968
(less) Total net acquisition of non-financial assets(3)	4,371	4,652	4,035	3,757	3,301	4,613
Net Lending (+) / Borrowing (-)(4)	(1,248)	(2,559)	(2,346)	(1,649)	(1,873)	(2,645)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget.
(2)	Does not include assets acquired through finance leases.
(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Operating Balance

The result of the 2013-14 Budget is now forecast to be a deficit of A$2,546 million (incorporating amendments to AASB 119), a worsening of A$656 million (equivalent to around 1% of revenues) on the 2013-14 Budget estimate of A$1,890 million. Excluding the effects of the amendments to AASB 119, the result of the 2013-14 Budget is forecast to be a deficit of A$1,043 million, compared with a deficit of A$329 million predicted in the 2013-14 Budget.

Both revenues and expenses are now expected to be slightly higher than at the time of the 2013-14 Budget. Changes to employee arrangements within the transport portfolio have increased both revenue and employee expenses by A$102 million in 2013-14.

The 2013-14 Half-Yearly Review forecasts revenues to be A$46 million higher than the 2013-14 Budget, but without the transport impact, revenues forecasts have been decreased by A$56 million. Upward revisions have been made to account for expected for transfer duty increases (A$168 million) associated with a stronger than expected increase in the housing and commercial property markets. GST forecasts are also higher (A$154 million) than in the 2013-14 Budget, mainly due to a one-off adjustment (A$110 million) as a result of GST underpayment in 2012-13. These increases are offset by lower payroll tax revenue (A$166 million), a re-profiling of NPP funding, primarily into 2012-13 (A$180 million), and the removal of future dividends from sale of entities (A$50 million).

Expenses are forecast to be A$703 million higher than in the 2013-14 Budget primarily due to expense revisions to superannuation (A$203 million), long service leave (A$68 million), depreciation (A$52 million), the net impact of change in

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the expected timing of certain recurrent expenses between 2012-13 and 2013-14 (A$116 million), and the changes for transport portfolio employees mentioned above (A$102 million). New policy decisions are expected to contribute an A$81 million increase to expenses in 2013-14.

NSW General Government Budget Results 2012-13 to 2016-17

Revenues

Total revenue in 2013-14 is forecast to be A$62,619 million or A$46 million (0.1%) higher than the 2013-14 Budget estimate of A$62,573 million. This is 4.1% higher than the revenue outcome in 2012-13 and compares with the 2013-14 Budget estimate of an increase of 5.0% from 2012-13 revenue. Details of the major drivers of variances in revenues are outlined in the table below.

2013-14 Half-Yearly Review Revenue Forecasts		Variance from 2013-14 Budget	Rationale
Taxation Revenue (A$145 million lower)
▪	Transfer Duty	A$168 million higher	Higher than anticipated property market activity (prices and volume).
▪	Payroll Tax	A$166 million lower	Lower growth in employment and wages due to a softening of the labor market.
▪	Gambling and Betting Taxes	A$14 million lower	Lower than expected turnover.
▪	Health Insurance Levy	A$75 million lower	Removal of the 2013-14 Budget initiative to increase the Health Insurance Levy (offset by patient fees negotiated with private insurance companies, which is included in sales of goods and services).
Commonwealth Grants
GST		A$154 million higher	Under-payment of 2012-13 GST (A$110 million) and updated Commonwealth forecasts of the GST pool as
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2013-14 Half-Yearly Review Revenue Forecasts		Variance from 2013-14 Budget	Rationale
outlined in the Commonwealth Economic Statement and Pre-Election Economic and Fiscal Outlook.
National Agreement and Other Payments (A$81 million higher)
▪	Catchment Management Authorities	A$33 million higher	Increase in Commonwealth funding for the Caring for our Country program.
▪	Department of Education and Communities	A$17 million higher	New Commonwealth Own Purpose Expenditure payment for the Australian Trainee Support Services program.
▪	Independent Transport Safety Regulator	A$13 million higher	Reflects the establishment of a new national entity for the payment of funds to Independent Transport Safety Regulator.
▪	Department of Trade, Investment, Regional Infrastructure and Services	A$7 million higher	Reflects revision to the timing of payment from external parties for the coal innovation projects.
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2013-14 Half-Yearly Review Revenue Forecasts		Variance from 2013-14 Budget	Rationale
Commonwealth National Partnership Payments (A$180 million lower)
▪	Transport for NSW	A$70 million lower	Deferral of Commonwealth funding on capital projects including the Pacific Highway Project, Great Western Highway and Newell Highway to future years, offset by projected reduction in Commonwealth road funding primarily attributed to project planning delays on the Pacific Highway program.
▪	Department of Education and Communities	A$56 million lower	Timing of the Commonwealth payments for the Skills Reform National Partnership paid in 2012-13 rather than 2013-14.
▪	Department of Trade and Investment, Regional Infrastructure and Services	A$54 million lower	Revision for the Water for the Future National Partnership (Nimmie-Caira project).
Sale of Goods and Services		A$162 million higher	Higher recoupment of fees from the transport cluster (offset by a corresponding increase in employee expenses) and higher patient fees expected from private health insurance companies (offset by the changes to the Health Insurance Levy).
Dividend and Income Tax Equivalents		A$50 million lower	Removal of dividends associated with the disposal of electricity generator assets and slightly lower expected profits.
Fines, Regulatory Fees and Other Revenue (A$10 million higher)
▪	Mining Royalties	A$73 million lower	Reduction in coal prices, partly offset by lower exchange rate against the US$.
▪	Other Revenue	A$83 million higher	An increase in private sector non-cash donations, higher collections of other fine revenue and higher unclaimed monies.

Aggregate revenue is lower across the forward estimates years. Overall, total revenues are expected to be below budget by an average of around A$60 million per annum, or less than 0.1 % of annual revenues over the four years to 2016-17.

The weaker revenues are affected by a slower than expected economic recovery. This is most evident in lower payroll tax revenue, reflecting lower wages and employment growth, partially offset by higher transfer duties, increased GST revenue and higher sale of goods and service revenue.

Over the four years to 2016-17, NSW revenues are expected to grow at an average annual rate of 4.2%.

Comparison of Expected Revenue Growth
					Four Year
	2013-14	2014-15	2015-16	2016-17	Average
	%	%	%	%	%
2013-14 Budget	5.0	5.0	4.4	3.5	4.5
Half-Yearly Review	4.1	4.7	4.5	3.6	4.2
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The table below shows the latest estimates of taxation revenue over the period to 2016-17. Higher transfer duty and vehicle ownership revenues are expected to be offset by lower payroll tax revenue and gambling revenues over the four years. In total, State taxation revenues have been revised down by A$979 million over 2013-14 to 2016-17.

Taxation Revenue
	2012-13	2013-14		2014-15	2015-16	2016-17
	Actual	Budget	Revised	Forward Estimates
	$m	$m	$m	$m	$m	$m
Stamp Duties	6,242	6,714	6,884	7,302	7,837	8,390
Purchaser Transfer Duty	4,568	4,960	5,128	5,445	5,845	6,275
Other Stamp Duties	1,674	1,754	1,756	1,857	1,992	2,115
Payroll Tax	6,946	7,330	7,164	7,607	8,170	8,753
Land Tax	2,333	2,525	2,525	2,665	2,824	2,998
Taxes on Motor Vehicle Ownership and Operation	2,064	2,147	2,172	2,281	2,384	2,498
Gambling and Betting	1,873	1,941	1,927	1,977	2,051	2,131
Other Tax Revenues	2,524	2,797	2,637	2,816	2,962	3,059
Total Tax Revenue	21,980	23,455	23,310	24,647	26,228	27,829

Expenses

Total expenses are now estimated to be A$65,165 million, compared with the 2013-14 Budget estimate of A$64,462 million (incorporating amendments to AASB 119). The four year rolling average of expense growth has been relatively stable, increasing from 3.5% in the 2013-14 Budget to 3.6%.

This variance in expense growth is largely due to lower expenditure in 2012-13, the impact of revised assumptions underpinning actuarial valuations of superannuation and long service leave, depreciation associated with revaluations and new spending of A$81 million in 2013-14 due to policy decisions. Details of the major drivers of variances in expense are outlined in the table below:

2013-14 Expenses	Variance from 2013-14 Budget	Rationale
Employee Expenses (excluding superannuation)	A$188 million higher	Change in the employee arrangements within the transport portfolio. Employee expenses are now reflected within the General Government sector, with a recoupment of fees through a matching payment by the PTEs in sale of goods and services (A$102 million). The other major movements relate to carry forwards and changes to actuarial valuation for long service leave (A$68 million).
Superannuation	A$203 million higher	Mainly due to changes in underlying actuarial assumptions (A$160 million).
Depreciation and Amortisation	A$52 million higher	Higher depreciation expenses on education assets associated with higher asset valuations in 2012-13 (A$74 million) offset by minor revisions in depreciation for other agencies.
Grants and Other	A$254 million higher	Major drivers are:
Subsidies		▪ an increase for disaster response service expenses due to extreme fires occurring during October 2013
▪ approved carry forwards from 2012-13; and
▪ new policy decisions.

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Over the four years to 2016-17, expenses are expected to grow at an average annual rate of 3.6%. This is in line with the 2013-14 Budget expectation of 3.5%. The expense growth for 2013-14 is 6%. This has been affected by the rollovers of unspent funds from 2012-13 and the transport expense revisions. If these transport expense revisions were removed, the expected expense growth percentage for 2013-14 is consistent with the 2013-14 Budget.

Comparison of Expected Expense Growth[1]
					Four Year
	2013-14	2014-15	2015-16	2016-17	Average
	%	%	%	%	%
2013-14 Budget	4.9	2.8	3.3	2.9	3.5
Half-Yearly Review	6.0	2.3	3.3	2.6	3.6

(1)	2013-14 Budget estimates for the 2012-13 year are based on traditional aggregates (i.e., excluding the effects of the amendments to AASB119) and the remaining years are in accordance with AASB 119. Refer to Table 1.2 in Budget Paper 2, 2013-14 Budget, which is filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW for the traditional aggregates.

Balance Sheet

Key Fiscal Aggregates – Balance Sheet(1)

	Actual	Budget	HYR	Est.	Est.	Est.
		As at June 30,
	2013	2014	2014	2015	2016	2017
		(A$ million)
General Government Sector
Net Debt(2)	11,907	15,720	13,966	17,222	19,401	20,161
Net Financial Liabilities(3)	62,963	67,463	60,330	59,353	59,140	57,866
Net Worth(4)	166,677	169,506	180,754	193,875	204,470	216,128

Public Non-financial Corporation Sector(5)
Net Debt(2)	28,186	32,406	32,584	35,227	37,728	41,199
Net Financial Liabilities(3)	42,402	44,826	44,816	46,817	49,178	52,457
Net Worth(4)	86,368	87,230	89,201	93,524	96,793	100,496

Total State Sector
Net Debt(2)	41,574	48,126	46,550	52,449	57,129	61,360
Net Financial Liabilities(3)	108,216	112,289	105,090	106,117	108,265	110,272
Net Worth(4)	166,677	169,506	180,754	193,875	204,470	216,128

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Net Debt equals borrowings, advances received and deposits held, less cash and cash equivalent assets, financial assets at fair value and advances paid.
(3)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(4)	Net Worth equals total assets less total liabilities.
(5)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.
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Net Debt

Net debt is a key balance sheet measure which takes into account gross debt liabilities as well as financial assets. Net debt comprises the sum of borrowings, advances received and deposits held, less the sum of cash and cash equivalent assets, financial assets at fair value and advances paid.

As at the 2013-14 Half-Yearly Review, the General Government sector net debt is estimated at A$14 billion at June 30, 2014 and expected to increase to A$20.2 billion at June 30, 2017. Public Non-financial Corporation Sector net debt is expected to rise from an estimated A$32.6 billion at June 30, 2014 to A$41.2 billion at June 30, 2017. While the Budget is returning to surplus, a significant proportion of the record level of the capital works program continues to be funded by debt.

The table below shows a comparison of net debt for the General Government sector shown at the time the 2013-14 Budget was released and as estimated at the time of the 2013-14 Half-Yearly Review. Net debt is projected to be A$14 billion as at June 30, 2014, A$1.8 billion lower than the 2013-14 Budget estimate. This variance is largely due to the flow-on impact of the improved 2012-13 Budget result (from the revised estimate) and is partially offset by the lower forecast result for the 2013-14 Budget. By June 30, 2017, net debt is projected to be around A$0.2 billion lower than forecast at the time of the 2013-14 Budget.

General Government Net Debt as of June 30, 2013
	2014		2015	2016	2017
	Budget	Revised	Forward Estimates
	$m	$m	$m	$m	$m
Net Debt - 2013-14 Budget	15,720	—	18,199	19,873	20,323
Net Debt - 2013-14 Half-Yearly Review	—	13,966	17,222	19,401	20,161
Variation to the 2013-14 Budget		(1,754)	(978)	(472)	(162)

General Government Net Debt(1)(2)

(1)	Series break in 2004-05 as a result of the adoption of AEIFRS.
(2)	Net debt has been adjusted to exclude the impact of prepaid superannuation contributions and transactions of the General Government Liability Management Fund.

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Net Financial Liabilities

Net financial liabilities reflect the financial obligations of the NSW Government. They are equal to total liabilities less total financial assets excluding equity investments in other public sector entities.

The table below shows a comparison of net financial liabilities for the General Government sector shown in the 2013-14 Budget and as estimated at the time of the 2013-14 Half-Yearly Review. Net financial liabilities for the General Government sector are projected to be A$60.3 billion at June 30, 2014, which is A$7.1 billion lower than the 2013-14 Budget estimate. The improvement is largely associated with the impact of revised actuarial valuation of superannuation liabilities following changes to underlying assumptions, the discount rate and the higher forecast return on superannuation investments in 2013-14 (12.7% compared to the 2013-14 Budget forecast of 8.6%).

General Government Net Financial Liabilities as at June 30, 2013
	2014		2015	2016	2017
	Budget	Revised	Forward Estimates
	$m	$m	$m	$m	$m
Net Financial Liabilities - 2013-14 Budget	67,463	—	63,659	61,153	59,777
Net Financial Liabilities - 2013-14 Half-Yearly Review	—	60,330	59,355	59,140	57,866
Variation to the 2013-14 Budget		(7,133)	(4,303)	(2,013)	(1,911)

General Government Net Financial Liabilities

(a)	Series break in 2004-05 as a result of the adoption of Australian Equivalents to International Financial Reporting Standards.

Unfunded Superannuation Liability

A majority of the NSW public sector workforce are members of accumulation pension schemes and there are about 50,000 current contributors remaining in the closed defined benefit schemes. A defined benefit pension scheme continues to operate for judges and represents about 2.2% of Total State Sector unfunded liabilities as at June 30, 2013. Under accumulation schemes, employers annually contribute 9% of an employee’s salary to a nominated superannuation fund. This is due to rise gradually to 12% over time. Under defined benefit schemes, employees receive a specific benefit in the form of a lump-sum or a pension.

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NSW public sector superannuation liabilities are funded by employer contributions and by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the previous Fiscal Responsibility Act 2005 (NSW) the NSW Government undertook to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. This undertaking remains part of the updated Fiscal Responsibility Act 2012 (NSW).

Poor equity market returns during the global financial crisis and falls in the discount rate used to value the liabilities since the global financial crisis led to a significant increase in these unfunded superannuation liabilities in recent years (see explanation of the discount rate above under ” — Recent Fiscal Outcomes — Net Financial Liabilities”). The Total State Sector Accounts contained in the 2012-13 Report on State Finances showed that (on a AASB 119 or “reporting basis”) in 2012-13 unfunded superannuation liabilities for the General Government Sector fell by A$6.9 billion to A$40.3 billion and for the Total State Sector fell by A$7.7 billion to A$43.2 billion. The fall in unfunded liabilities over the year to June 30, 2013 is largely explained by an increase in the liability discount rate from 3.06% at June 30, 2012 to 3.8% at June 30, 2013 and a State Super funds earning rate of 17.1% for 2012-13, which is a rate well above the long term average fund earnings rate. General Government net unfunded superannuation liabilities are forecast in the 2013-14 Budget to be A$39.4 billion at June 30, 2014 and A$27.5 billion by June 30, 2017.

The possibility of ongoing poor equity market results and a volatile discount rate pose risks to the unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the NSW Government would have to increase its annual cash contributions over time to cover any substantial increase in unfunded superannuation liabilities.

The State Super Pooled Fund covers the investment assets held on behalf of the closed NSW public sector defined benefit superannuation schemes. Contribution levels to the State Super Pooled Fund were reviewed after the 2012 Triennial Superannuation Actuarial Review by the State Super Pooled Fund actuary, Mercer. As part of this review, Mercer estimated and advised the value of State Super’s unfunded superannuation liabilities, based on the financial position of the fund (similar to the liability reported under the AASB 119 “reporting basis” standard). Mercer also estimated unfunded liabilities based on the use of a funding valuation and an investment return valuation, which use forecast fund earning rates and investment objectives to estimate liabilities (the discount rate for the financial position estimate and the AASB 119 estimate are based on Commonwealth of Australia government bond yields). The funding valuation and investment return valuation are similar to the AAS 25 accounting standard, which was the standard used to estimate unfunded liabilities until the middle of the last decade. The AAS 25 standard is still regarded as a more accurate estimate of the underlying level of unfunded liabilities and is still used to forecast unfunded liabilities and set funding levels towards meeting the 2030 full funding target. Mercer advised that with the funding and investment return valuation, the value of assets is expected to equal liabilities in the General Government Sector at 30 June 2030.

Net Worth

Net worth provides a comprehensive view of NSW’s overall financial position and is calculated as total assets less total liabilities.

The forecast General Government net worth at June 30, 2014 has increased since the 2013-14 Budget by A$11.2 billion to A$180.8 billion. This increase is largely associated with the revised actuarial valuation of superannuation liabilities due to changes in assumptions, including the discount rate and higher expected return on investments in 2013-14 (12.7% compared to the 2013-14 Budget forecast of 8.6%), plus an increase in the equity value of PTEs.

General Government Net Worth as at June 30, 2013

	2014		2015	2016	2017
	Budget	Revised	Forward Estimates
	$m	$m	$m	$m	$m
Net Worth - 2013-14 Budget	169,506	—	187,740	201,977	213,720
Net Worth - 2013-14 Half-Yearly Review		180,754	193,875	204,470	216,128
Variation to the 2013-14 Budget	—	11,247	6,135	2,493	2,408
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General Government Net Worth

Public Non-Financial Corporation Sector

The Public Non-fnancial Corporation (“PNFC”) sector is also known as the PTE sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services (such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:

Major NSW State PNFCs(1)

SECTOR	BUSINESS

Electricity Generation	Delta Electricity Eraring Energy Macquarie Generation

Electricity Distribution	Ausgrid Endeavour Energy Essential Energy

Electricity Transmission	TransGrid

Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation

Ports	Newcastle Port Corporation Port Kembla Port Corporation Sydney Ports Corporation

Transport(2)	Rail Corporation of NSW
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SECTOR	BUSINESS
Rail Infrastructure Corp. State Transit Sydney Ferries

(1)	See “ — Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.
(2)	These PNFCs also rely on budget grants as part of their overall funding.

PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early-1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by IPART. IPART is also responsible for regulating the water corporations.

As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2014. The current determination for the electricity retailers also expires June 30, 2014. On June 12, 2012, IPART set the new determination for Sydney Water, the largest of the water corporations in NSW, for the four years to June 30, 2016. The determination states that water prices will go up by less than the rate of inflation.

The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.

Operating Balance

In 2012-13, the PNFC operating balance was an A$3.1 billion surplus, following a surplus of A$1.9 billion in 2011-12. This was roughly A$2.1 billion more than the A$1.06 billion estimated at the time of the 2013-14 Budget, as a result of lower than expected expenses.

The 2013-14 Half-Yearly Review estimates an operating balance of A$1.7 billion in 2013-14 with total revenues of A$20.4 billion compared to total expenses of A$18.7 billion. In the four years to 2015-17, the PTE operating balance is expected to decrease by an average of 3.9% per annum, while revenues and expenses are expected to grow at an average of about 0.6% and 2.2% per year, respectively, in the four years to 2016-17.

At the time of the 2013-14 Budget, the adjusted net operating surplus for the commercial PTE sector for 2012-13 was expected to be A$6.2 billion, which is A$200 million higher than forecast at the time of the 2012-13 Budget. This improved result predominantly reflects improvements in the operating performance of the electricity networks and the water sector. The adjusted net operating surplus for the commercial PTE sector is projected to decline after 2012-13, before partially recovering to A$5.7 billion in 2016-17. A large proportion of this decline is attributable to anticipated lower regulatory settings for the regulated network electricity sector and the removal of Port Botany and Port Kembla from the ports sector.

Revenues

As a group, PNFC revenue was A$19.7 billion in 2012-13, an increase of 1.6% on the prior year, and about A$1.36 billion less than estimated in the 2013-14 Budget. As at the 2013-14 Half-Yearly Review, PNFC revenues in 2013-14 are forecast to grow to A$20.4 billion due to growth in regulatory fees. In the four years to 2016-17, revenues are forecast to grow at an average 0.6% per year.

Expenses

PNFC expenses in 2012-13 were A$16.7 billion, down 3.6%, or A$619 million, on 2011-12, and roughly A$1.3 billion less than estimated in the 2013-14 Budget. Most of this fall was due to capital grants and transfers and interest expense.

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As at the 2013-14 Half-Yearly Review, PNFC expenses are expected to grow by about 11.5% to A$18.7 billion in 2013-14 driven by operating expenses and capital grants and transfers. Expense growth in the years 2013-14 to 2016-17 is expected to be driven by interest expense and depreciation and amortization cost. Overall, expenses are forecast to rise by about 8.9% from 2012-13 to 2016-17, or approximately 2.2% per annum, on average.

Capital Expenditure

Of the A$59.7 billion in capital spending announced in the 2013-14 Budget for the four years from 2013-14 to 2016-17, A$22.1 billion is to be undertaken by the PNFC sector. Capital spending in the electricity sector (which includes generation, transmission, distribution and retail) is expected to reach A$12.7 billion and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.

Other major areas of spending include health (A$4 billion), water (A$3.9 billion), transport (A$27.9 billion) and education (A$2 billion). Water sector spending will be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include upgrades in the rail sector, such as the purchase of new train carriages, improvements to the rail network and new rail projects like the North West and south west rail links, while the increase in health spending is due to hospital expansions and upgrades.

The State’s infrastructure program is nearly entirely funded from the Budget and State PNFCs, with Commonwealth of Australia grants contributing only around 10% of total funding. The State-funded General Government program, including public transport and the Sydney International Convention, Exhibition and Entertainment Precinct (“SICEEP”), a A$2.5 billion redevelopment of Sydney’s Darling Harbour, continues to grow significantly over the forward estimates to 2016-17 and is expected to be A$2.5 billion per annum, or 38% higher, than in the previous four years.

Over the same period, forecast PNFC infrastructure investment, excluding public transport and SICEEP, averages A$4.6 billion per annum. This compares with average spending of nearly A$5.3 billion per annum for the PNFC sector in the four years to 2012-13. A key reason for the difference is the reform in the electricity sector (including merging State-owned distributors) together with an increased focus on capital efficiency.

Commercial PTEs are generally funded from a combination of debt and internally generated cash. Non-commercial PTEs are generally funded through capital grants from the State and private financing arrangements. As stated in the 2013-14 Budget, total PTE net debt is expected to rise by A$13.7 billion to A$41.8 billion from A$28.1 billion in the four years to June 30, 2017. Borrowings by commercial PTEs account for A$12 billion of this expected increase. This net debt figure also includes a forecast increase in net debt for the network electricity and water sectors of A$9.8 billion, which is expected to partially fund over A$16.3 billion in capital expenditure in those sectors. The 2013-14 Half-Yearly Review revised the estimate for expected total PTE net debt in 2016-2017 to A$41.2 billion.

Projected capital expenditure for 2013-14 was largely unchanged in the 2013-14 Half-Yearly Review compared to the 2013-14 Budget. Over the four years to 2016-17, NSW infrastructure investment is expected to total A$59.3 billion, largely the same as the 2013-14 Budget estimate. Minor changes relate to revised timing of expenditures. Lower PTE expenditures in 2013-14 primarily relate to project delivery delays for major projects and project savings.

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State PTE Investment Summary

Infrastructure investment is expected to peak in 2013-14 with the completion of the Royal North Shore Hospital redevelopment, a PPP, and as progress on road and rail projects ramps up. However, PTE capital expenditure is expected to be less than predicted in the 2013-14 Budget.

	2013-14		2014-15	2015-16	2016-17	Total
Total State	Budget	Revised	Forward Estimates			Estimates
	$m	$m	$m	$m	$m	$m

Half-Yearly Review
General Government	9,085	9,151	9,786	8,663	8,518	36,119
PTE Sector	6,451	6,054	5,369	5,447	6,344	23,215
Transport	1,504	1,423	733	1,024	518	3,698
Other	4,947	4,631	4,636	4,423	5,826	19,517
Total State(a)	15,528	15,196	15,146	14,101	14,853	59,296
Variation from 2013-14 Budget
General Government		66	33	37	(65)	70
PTE Sector		(397)	(14)	26	(92)	(477)
Total State(a)		(331)	18	61	(158)	(411)

(a)	Total state infrastructure investment may not total general government and PTE sector infrastructure investment because of inter-sector purchases and minor asset acquisitions in the public financial enterprise sector.

This main drivers of the A$397 million reduction in PTE capital expenditure in 2013-14 as compared to the 2013-14 Budget are set forth in the table below.

2013-14 Capital Expenditure	Variance from 2013-14 Budget	Rationale
Ausgrid	A$272 million lower	This includes the deferral of programs, the reduction in system capital expenditure mainly relating to slower than forecast progress on a range of major projects and review of some projects.
Sydney Water Corporation	A$41 million lower	Project efficiency savings A$20 million and project delays and deferrals A$21 million.
Sydney Ports Corporation	A$28 million lower	Reduction in Glebe Island New Port Access, 3 year deferral of the Glebe Island Seawall Reconstruction (wharves 5/6) project.
Essential Energy	A$24 million lower	Lower System capital expenditure of A$18.5 million primarily due to lower forecast expenditure in the Network Development area and lower forecast fleet expenditure of A$5.7 million.

Future reductions in System capital expenditure are anticipated as a result of the Network NSW capital expenditure prioritisation review.
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The change in total expected PTE capital expenditure over the four years to 2016-17 of A$477 million is due to project savings and delays for the entities outlined above and a reduction in capital expenditure across the forward estimates for TransGrid relating to the Powering Sydney project (reinforcing supply to Sydney inner-metro and CBD). This project is now being treated as a potential contingent project and has been removed from TransGrid’s capital program.

Increased gearing levels and resultant lower interest coverage is consistent with the Government’s Capital Structure Policy, which allows for borrowings to move within a prudent range over a business’s investment cycle. Capital investment is expected to generate returns above the cost of borrowing and increase debt servicing capacity, albeit with a lag during periods of high debt-funded capital expenditure.

Risk Management

NSW Self Insurance Corporation

The NSW Self Insurance Corporation (“SICorp”) was established by the Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:

•	operate one or more NSW Government managed fund schemes;

•	enter into agreements or arrangements with other persons to provide services in relation to the operation of any NSW Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.

The main scheme that SICorp manages is the scheme of current assets and liabilities known as the Treasury Managed Fund.

SICorp manages assets in compliance with its Net Assets Holding Level policy to fund the NSW Government’s insurance liability costs. The policy dictates that SICorp is required to maintain financial assets for each insurance scheme (except the Home Warranty Insurance Fund) at between 105% to 115% of liabilities. The net assets position is reviewed each December 31st. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits require contributions from the Crown Finance Entity.

Since 2005-06, SICorp has paid A$2.415 billion to the Crown Finance Entity, and received A$766 million from the Crown Finance Entity, with net surplus transferred to the Consolidated Fund of A$1.649 billion. Details are as set out in the table below.

Grant from / (Payment to) Crown Finance Entity

Year	A$ Millions
2005-06	(1,000)
2006-07	(910)
2007-08	(300)
2008-09	430
2009-10	45
2010-11	67
2011-12	224
2012-13	(205)
Total	(1,649)
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Treasury Managed Fund

In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating NSW Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.

The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependent agencies and voluntary for all other public sector agencies. It does not cover compulsory third party injury claims arising from motor vehicle accidents. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving.

Membership in the Treasury Managed Fund is compulsory for all General Government budget dependent agencies and voluntary for all other public sector agencies. However, Treasury Circular 12/12 (May 3, 2012) requires all non-budget agencies who are not currently members of the Treasury Managed Fund, other than electricity generators and suppliers, to consult with the NSW Self Insurance Corporation with a view to joining the Treasury Managed Fund for the 2013–14 fund year, and all agencies not joining the Treasury Managed Fund to demonstrate that their existing insurance arrangements (i.e., cover and price) at least match the Treasury Managed Fund.

The Treasury Managed Fund is funded through premiums paid by agencies. Through the use of “hindsight adjustments“ incentives the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with the agencies. Hindsight premiums adjust the deposit premiums by taking into account the claims experience of the Treasury Managed Fund, member agencies for the Fund year being adjusted. The target premium is recalculated to reflect the more recent estimates of total costs for the Fund year. Agencies then either receive a rebate reflecting improved claims experience or are required to pay an additional premium.

As at November 30, 2013, SICorp’s total liabilities were A$7.2 billion of which the Treasury Managed Fund had outstanding claims liabilities of A$5.9 billion. The liabilities are secured by the Corporation’s cash and investment assets of A$8.5 billion.

NSW WorkCover Authority

The NSW WorkCover Authority was established in 1989 to monitor the workers’ compensation system, license/regulate workers compensation insurers including self and specialized insurers. It ensures that the administration of insurers provides for the efficient operation of workers’ compensation insurance arrangements and also promotes compliance with workplace injury management and workplace safety legislation. NSW legislation requires all entities that have employees in NSW to have no fault workers compensation insurance.

NSW WorkCover Scheme

The Nominal Insurer is a not for profit entity that operates as a licensed workers’ compensation insurer that trades under the Registered Business Name of “The NSW WorkCover Scheme“ (the “WorkCover Scheme“). It provides workers’ compensation insurance for all the State’s employers, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. The Nominal Insurer was established under the Workers Compensation Act 1987 (NSW) and was created on February 18, 2005 by the Workers Compensation Amendment (Insurance Reform) Act 2003 (NSW). It commenced operation on July 1, 2005.

The WorkCover Authority acts for the Nominal Insurer.

As at December 31, 2012 the audited accounts of WorkCover Scheme, prepared based on independent actuarial valuations, show that it is in deficit by A$882 million. This is a A$3,201 million turnaround on the deficit estimated as at December 31, 2011. This sharp improvement is primarily due to the inclusion of an allowance in the actuarial valuation for the impact of reforms in June 2012 to Scheme benefits. Taking into account this turnaround in performance, the Premier announced on May 1, 2013 an average premium reduction of 7.5%.

The WorkCover Scheme has sufficient financial assets to meet net claim and other operating costs until it returns to surplus, which is expected at June 30, 2014 under the long term investment return scenario.

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The WorkCover Scheme’s financial statements include the Workers Compensation Insurance Fund (“Insurance Fund“), which holds premiums and all other funds received and is used to meet the WorkCover Scheme’s liabilities.

The Act states that the Nominal Insurer is not and does not represent the State or any authority of the State. The insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover Authority or any other authority of the State. The Scheme is not consolidated as part of the NSW Budget, NSW Total State Sector Accounts or the WorkCover Authority’s financial accounts.

The Safety, Return to Work and Support Board is responsible for determining the investment policies for assets within custody of the Insurance Fund. The Board reports to the Minister on the investment performance of the Insurance Fund.

Lifetime Care and Support Authority

The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme (the “Lifetime Care and Support Scheme“). This includes developing and implementing the processes, policies and guidelines for the Lifetime Care and Support Scheme. The purpose of the Lifetime Care and Support Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.

The Lifetime Care and Support Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.

Capital Program

As described above under “— Balance Sheet — Net Debt“, a significant increase in capital investment was announced in the 2008-09 Budget. Total actual capital investment in fiscal year 2012-13 was A$14.5 billion, up from the A$13.4 billion in 2011-12. In the four years to 2012-13, actual total capital expenditure was A$53.8 billion compared with A$42.1 billion in the four years to 2008-09.

Some major infrastructure investments announced in the 2013-14 Budget over the next four years include:

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•	A$27.9 billion for the transport sector, including:

o	major upgrades for the Pacific Highway (A$4.4 billion), Princes Highway (A$735 million), Western Sydney Growth Roads (A$725 million) and Great Western Highway and Bells Line of Road (A$402 million);

o	Restart NSW fund (i.e., the Government’s infrastructure fund, as described further below) allocations, including for the WestConnex Motorway project (A$1.8 billion);

o	rail projects, including the North West Rail Link (A$4.1 billion), Rail Fleet Replacement (A$1 billion) and the Transport Access Program (A$496 million);

o	bus fleets (A$453 million), electronic ticketing (A$237 million), Sydney CBD and South East Sydney Light Rail (A$423 million) and Ferries (A$75 million);

•	A$12.7 billion for energy to ensure a reliable electricity supply, meet forecast demand and maintain and replace assets as required including essential distribution and transmission networks upgrades;

•	$A3.9 billion for water and wastewater, including growth works to service urban development across Sydney, the Illawarra and the Blue Mountains (A$711 million), priority sewage programs (A$170 million) and upgrades for dams, fish ways and reservoirs;

•	A$3.5 billion for health infrastructure for hospital upgrades, redevelopments and expansions, including:

o	the Lismore Hospital Redevelopment Stage 3A (A$80 million) to achieve improved facilities for both clinical and Community Health services;

o	the Kempsey Hospital Redevelopment (A$80 million) to provide an expanded Emergency Department, with a co-located Emergency Medical Unit and culturally appropriate Integrated Community Care Centre;

o	the New Northern Beaches Health Service, to deliver the Northern Beaches Hospital, a complementary facility at Mona Vale, and Community Services for Northern Beaches; and

•	A$2 billion for education, including around A$430 million each year for schools and TAFE colleges and A$270 million for information technology works. Around A$1.4 billion is allocated for new schools and upgrades at existing schools to meet the growth in student numbers and improve facilities and A$330 million for the TAFE construction program.

High levels of capital investment are expected to be maintained in the four years to 2016-17, with the 2013-14 Budget estimating that total capital spending will be A$59.7 billion over 2013-14 through 2016-17. The capital program will peak in 2013-14, primarily reflecting higher expenditure on rail and electricity in the PTE sector and on health and roads infrastructure in the General Government sector. The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

The NSW Government has systematically addressed the challenge of delivering better infrastructure through a systematic program of reforms focused on four key areas:

•	Planning - A new comprehensive, tiered, set of plans, led by the 20 year State Infrastructure Strategy and Long Term Transport Master Plan (released December 2012), the 5 year State Infrastructure Plan (part of the 2013-14 Budget), individual agency 10 year Total Asset Management Plans and the annual Infrastructure Statement;
•	Project Selection- A reformed approach to project selection, including Infrastructure NSW (“INSW“, as described further below) reviewing all projects over A$100 million and potential Restart NSW projects and active moderation of all commercial PTE programs;
•	Funding - A systematic approach to funding including a new quarantined Restart NSW (A$4.7 billion) funded from asset sales and windfall revenues, Capital Planning Limits for major portfolios, increased focus on recycling the balance sheet and a revised approach to dealing with the private sector; and
•	Delivery – Continuing fundamental changes to project and program governance including enhancing procurement policy, INSW monitoring, specialist delivery units in transport and health and active Cabinet over-sight through the Infrastructure Committee.
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INSW was established in July 2011. Its responsibilities include independently advising on investment priorities, driving delivery of key infrastructure (often in partnership with the private sector) and managing the process of presenting projects to the Commonwealth for potential funding.

In October 2012, Infrastructure NSW, in accordance with the NSW Government State Plan, published the 20 year State Infrastructure Strategy with five year funding plans (see “New South Wales Economy—Key Fiscal Aggregates“ for more information).

The NSW Government also established the Restart NSW fund, which will be funded through the budget by windfall revenues and the issue of Waratah bonds. The fund will finance projects that will provide better frontline services, infrastructure and economic competitiveness.

Public Private Partnerships

PPPs are one of the options the State uses to procure infrastructure and form part of a broader spectrum of contractual relationships between the public and private sectors to produce an asset and/or deliver a service. PPPs aim to achieve innovative solutions to deliver improved services and better value for money through optimal management synergies, encouraging innovation, efficient asset utilization and integrated whole-of-life asset management.

PPPs have the following principal features:

•	creating public infrastructure assets through private sector financing and ownership control;

•	a contribution by the State through land, capital works, risk sharing, revenue diversion or other supporting mechanisms; and

•	engaging the private sector for a specified period for the delivery of related services.

Any “related services“ contracted to the private sector should be determined on a project-by-project basis at the early planning stage of each infrastructure project. Government retains the overall responsibility to meet its service delivery objectives and goals, regardless of any PPP entered.

PPPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.

PPPs procured by NSW Government are required to comply with:

•	the National Public Private Partnerships Policy and Guidelines (2008); and

•	NSW specific requirements in these NSW Public Private Partnerships Guidelines (2012).

PPP projects cover both social and economic infrastructure. For social infrastructure PPPs, the private sector capital raised to finance the project is fully recognized as a liability within the Budget and State’s balance sheet after construction is completed, and is ultimately funded through availability payments from agency budgets. Economic infrastructure PPPs have no impact on the Budget as the private sector sources its revenue through user charges (e.g., tolls).

Differences between Economic and Social Infrastructure Delivery

	Economic Infrastructure	Social Infrastructure
Typical Examples	Networks of roads and telecommunications, ports, water storage and sewerage, and railways	Hospitals, schools, police stations, prisons and transport projects involving availability style payments
Revenue Source	Most (if not all) from third parties – e.g., toll road users	Usually paid for out of general tax revenue

Exposure to Market Risk	Proponent faces genuine “market risk“ – e.g., traffic risk	Nil / limited (e.g. ancillary commercial activities)
Primary Driver of Financial Outcomes	Revenue risks	Cost risks
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Government Payments	Generally nil - Possible income to government from upside profit sharing arrangement	Fixed availability payments paid throughout the concession period.
Balance Sheet Impact	Gradual recognition of the infrastructure asset over the concession period as an emerging asset.	Assets and liability recognized post-construction for finance leases

PPPs have been used in NSW for over 25 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure have been procured by the NSW Government through PPPs. Listed below are major active PPPs in NSW.

Major Active PPP Projects in NSW

Project Description	Year of Contract
Sydney Harbor Tunnel	86-87
M5 South West Motorway	91-92
Macarthur Water Treatment Plant	93-94
Prospect Water Treatment Plant	93-94
Blue Mountains Sewage Tunnel Transfer	93-94
Hawkesbury Hospital	94-95
Light Rail Ultimo – Pyrmont	94-95
New Southern Railway	94-95
M2 Motorway	94-95
Illawarra Water Treatment Plant	94-95
Olympic Village	96-97
Olympic Stadium	96-97
Eastern Distributor Road	97-98
Olympic Multiple Use Arena	97-98
Prospect Water Treatment Plant – Supernatant Filtration	00-01
Cross City Tunnel	02-03
New Schools One	02-03
Lane Cove Tunnel	03-04
Eastern Creek Alternative Waste Treatment Plant	02-03
Western Sydney Orbital	02-03
New Schools Two	05-06
Newcastle Mater Hospital	05-06
Long Bay Gaol and Forensic Hospitals	05-06
Bonnyrigg Social Housing Project	05-06
Railcorp Rolling Stock	06-07
Colongra Gas Transport and Storage Facility	07-08
Orange Hospital	07-08
Camellia Recycled Water Plant	08-09
Royal North Shore Hospital	08-09
M2 Motorway Upgrade	10-11
M5 South West Motorway Widening	11-12
Sydney International Convention, Exhibition and Entertainment Precinct	12-13

Five major infrastructure projects are currently being procured in NSW which may involve PPPs. A summary of these major infrastructure projects is provided below.

Major Infrastructure Projects in the NSW Pipeline

Project	Description
North West Rail Link (NWRL)	An A$8.3 billion project that consists of three separate contracts, including an availability-based PPP for the operations, trains and systems.

Northern Beaches	The design, construction, financing (during development), operation and maintenance of a 423+
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Project	Description
Hospital	bed privately licensed hospital in Frenchs Forest, NSW.

F3-M2 Link	An 8km road tunnel linking the F3 at Wahroonga to the M2 at West Pennant Hills.

CBD and South East Rail Link	An A$1.6 billion project involving the construction of a 20km light rail system through the Sydney CBD.

The project will be delivered through two contracts, including a PPP contract.

WestConnex	WestConnex is a 33km road project to be delivered in three stages, with an expected cost between A$10-13 billion. Stage 1 and 2 will involve the widening of brownfield roads, including the M4 and M5. Stage 3 will deliver a new motorway tunnel linking roads developed in Stage 1 and 2.

Business Asset Transactions

Upcoming Transactions

Newcastle Port

In November 2013 the Government announced that it will proceed to market with the long-term lease of the Port of Newcastle after a scoping study confirmed it was in the best interests of the people of NSW. The proceeds will be invested in the Government’s infrastructure fund, Restart NSW, to provide funds for addressing priority investment in roads, transport, schools and hospitals across NSW. A$340 million of the proceeds will be directed to regenerate the Hunter region and revitalize Newcastle.

The Port of Newcastle is considered to have strong ongoing growth and development potential. The introduction of a private operator at the Port is expected to introduce private sector expertise and disciplines which will help drive further growth and efficiency on the waterfront. The lease process began to run in November 2013 and is expected to be completed by mid-2014.

Electricity Generators

In November 2011, the NSW Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions and divest the State’s electricity generators, development sites and the Cobbora coal mine. Legislation facilitating the electricity generator transactions received the Governor’s assent on June 5, 2012. On November 15, 2012, the Treasurer announced that the sale process for the generators would begin immediately and that they would be transacted sequentially during 2013 and 2014. Please refer below under “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for further details on generation assets sold.

The transactions for the merchant assets of Macquarie Generation, Delta Electricity and Green State Power are expected to be completed by the middle of 2014.

Benefits of Newcastle Port Lease and Electricity Generators Sale

A number of benefits accrue to the NSW Government from transferring these businesses to the private sector. The proceeds can be used to repay the outstanding debt of the businesses being sold or any other General Government sector debt, or can be reinvested in financial assets to earn a market return. In some instances the asset sales will result in a transfer of Government investment from user-pays assets (e.g., toll roads) to social investment (e.g., schools).

Furthermore, and especially for the more capital intensive businesses, any future planned capital expenditure that was to be undertaken by the NSW Government will be carried out by the private sector owner instead. In these cases, the effect will be to improve NSW’s balance sheet position by reducing levels of net debt and net financial liabilities.

As is normal budget practice, the 2013-14 Budget does not assume any future change to the current ownership and control of various business assets, nor does it include any budget impacts from potential asset transactions.

Monetization of Future Lottery Revenue Duties

The Government has completed an investigation and scoping study on the potential monetization of up to 50% of future lottery revenue duties, which indicates potential benefits for the State’s balance sheet and risk profile.

The Government is yet to decide whether or not to proceed with a monetization. A transaction is unlikely before the Port of Newcastle transaction is complete.

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The lotteries duty rate is 66.1% of player loss (which equates to approximately 34 cents for every A$1 gambled). State duty revenue is budgeted to be A$356 million in 2013-14, rising to A$388 million in the 2016-17 forward estimates.

Pillar

The Superannuation Administration Corporation is a State Owned Corporation that trades as Pillar Administration. This company provides superannuation administration services.

The Government recently announced that it would undertake a scoping study to investigate future options for Pillar, including its potential sale. The investigation will consider whether ongoing public ownership of Pillar is in the best interests of the State.

Long Service Corporation

The Long Service Corporation is a NSW Government agency that facilitates portable long service arrangements for the construction and contract cleaning industries.

The Government recently announced that it would investigate the potential for structural reforms to the Long Service Corporation to transfer responsibility for the portable long service schemes to entities more aligned with the industry sectors they serve.

The Long Service Corporation’s 2013-14 revised Budget forecast showed A$892,000 in net assets (A$762 million total assets). It had been in deficit since 2007-08 (A$139 million deficit at June 30, 2012).

Recently Completed Transactions

Port Botany and Port Kembla

In April 2013, after a six-month competitive bidding process, the NSW Government successfully finalised the long-term lease of Port Botany and Port Kembla. The lease was awarded to the NSW Port Consortium, which is 80% owned by Australian superannuation firms. The Consortium is comprised of three Australian firms, Industry Funds Management (IFM), Australian Super and QSuper, and Tawreed Investments Limited, a wholly owned subsidiary of the Abu Dhabi Investment Authority.

The transaction delivered gross proceeds of A$5.07 billion and resulted in net proceeds of around A$4 billion to be invested in the NSW Government’s infrastructure fund, Restart NSW. The price was 25 times annual earnings from the ports and easily exceeded their retention value. The funds will be put towards critically needed infrastructure across the State, including upgrades to the Pacific and Princes Highways and supporting the delivery of WestConnex.

Electricity Generators

On August 1, 2013 the State completed a transaction with Origin Energy for the sale of Eraring Energy’s GenTrader assets, which consisted of the Eraring and Shoalhaven power stations whose trading rights were previously sold to Origin Energy under Generation Trading Agreements in 2010. The two deposits for capacity charges payable under the Eraring and Shoalhaven Generation Trading Agreements that the Crown has held since commencement of the GenTrader transactions were used to offset the total consideration of A$659 million to be paid by Origin to the State for purchasing the shares in Eraring Energy. After the offset, Origin paid A$50 million in cash proceeds to the State for the recent deal.

Similarly, on September 2, 2013 the State signed a transaction with EnergyAustralia for the sale of Delta Electricity’s GenTrader assets, which consisted of the Mt Piper and Wallerawang power stations whose trading rights were previously sold to EnergyAustrlaia under Generation Trading Agreements in 2010. The two deposits for capacity charges payable under the Mt Piper and Wallarawang Generation Trading Agreements that the Crown has held since commencement of the GenTrader transactions were used to offset the total consideration of A$475 million to be paid by EnergyAustralia to the State for purchasing the GenTrader assets of Delta Electricity. After the offset, EnergyAustralia paid A$160 million in cash proceeds to the State for the deal.

Sydney Desalination Plant

The NSW Government committed to refinance Sydney Water’s desalination plant to free up funds for infrastructure. The long-term lease of the Sydney desalination plant was successfully concluded on June 1, 2012, following a competitive international bid process. The State leased the desalination plant, pipeline and site for 50 years to a consortium including the

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Ontario Teachers’ Pension Plan and Hastings managed infrastructure funds. Gross proceeds of A$2.3 billion were well above the book value of the assets. After repaying debt held against the assets more than A$300 million was available to be invested in Restart NSW. The desalination plant was originally owned by a subsidiary of Sydney Water Corporation.

Energy Reform Project

In December 2010, the State executed energy reform transactions with the sale of three energy retail businesses, four generation development sites, and the generation trading rights to four power stations. TRUenergy (now EnergyAustralia), Origin Energy and Infratil were the successful bidders. The State received A$5.3 billion in gross proceeds for the energy reform transactions, and some of these proceeds were used to pay down the debt of Eraring Energy and Delta Electricity. For additional information, see “Economic Infrastructure — Electricity, Gas, Water & Waste Services” above.

NSW Lotteries

In March 2010, the former NSW Government announced the sale of NSW Lotteries and the granting of 40-year lottery licenses to Tatts Group. The transaction consisted of an up-front payment of A$850 million to the State, as well as A$160 million in cash and other assets transferred to the State. The price paid for the business and the licenses was considerably in excess of the retention value of the business to the NSW Government. The proceeds from the NSW Lotteries transaction were used to pay down debt and reduce superannuation liabilities.

The NSW Government will continue to receive duties from the sale of lottery products, estimated at more than A$330 million per year. These revenues are expected to continue to fund front-line (consumer) social services and infrastructure.

Special Vehicle License Plates Business

In September 2010, the former NSW Government announced that Plate Marketing Pty Ltd (part of the LicenSys group) had been appointed to operate and manage the myPlates special vehicle license plate business under a 15 year partnering arrangement. The arrangement is expected to deliver higher financial returns to the NSW Government through additional business growth, resulting from the use of private sector marketing and product development expertise.

WSN Environmental Solutions

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The price paid for the business was in excess of the retention value of the business to NSW. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution specifies the powers of the Commonwealth of Australia and outlines the division of responsibilities between the levels of government and the revenue sources available to each level.

The Commonwealth of Australia has exclusive power under the Constitution to impose excise and customs duties and goods and services tax. In 1942, the Commonwealth of Australia assumed income tax imposition authority from the States and has since been the sole income taxing authority in Australia. The States and Territories impose payroll taxes, stamp duties and land taxes, while local governments impose charges based on the rateable value of real property.

Currently, no wealth taxes, estate or gift duties are levied in Australia. Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property are taxed as income by the Commonwealth of Australia in particular circumstances.

State taxes tend to have narrower bases, are less economically efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth of Australia taxes. Under the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations, agreed in June 1999, and subsequent agreements, the States and Territories undertook to progressively abolish a specific list of inefficient taxes in return for GST revenue payments from the Commonwealth of Australia. New South Wales has abolished all of the listed taxes, with the exception of stamp duty on business mortgages, non-real property transfers and non-quoted marketable securities, which will be reassessed when replacement revenue is available from reducing the low value GST import threshold.

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Several sections of the Australian Constitution deal directly with Commonwealth of Australia-State financial relations. These include sections relating to the management of State debts and the payment of grants by the Commonwealth of Australia to the States, as described further below.

Loan Council

In 1923, the Australian Loan Council (the “Loan Council”) was established to coordinate borrowings by the Commonwealth of Australia and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.

While the Loan Council still exists, its primary function now is to promote transparency of public sector financing. Each year, the Commonwealth of Australia, State and Territory Governments nominate the amounts they expect to borrow (known as “Loan Council Allocations”) and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.

Commonwealth of Australia Payments to the States and Territories

A central issue in Commonwealth of Australia-State relations is the high level of “Vertical Fiscal Imbalance” in Australia: that is, the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth of Australia raises much more revenue than it needs for its own purposes.

To remedy this situation, the Commonwealth of Australia makes payments to the States for both recurrent and capital purposes. Such payments are permitted under section 96 of the Constitution and are subject to any terms and conditions that the Commonwealth of Australia thinks fit. The payments fall into two broad categories: “general purpose” or “untied” payments, which the States and Territories are free to spend as they wish; and “specific purpose” or “tied” payments, which are subject to conditions specified by, or agreed with, the Commonwealth of Australia. Generally, specific purpose payments require that the funds provided be expended for a particular purpose and may be subject to detailed conditions regarding project approval and reporting requirements.

Commonwealth of Australia payments to NSW are expected to total A$25.8 billion in 2013-14, representing approximately 41 of total NSW Budget revenue for the year. Approximately 60% of these payments are “untied”.

The overall structure of Commonwealth of Australia payments to the States and Territories is set out in periodic agreements entered into by all parties. The Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations agreed in June 1999 was replaced, in December 2008, by the Intergovernmental Agreement on Federal Financial Relations (“IGAFFR”). IGAFFR left the framework for general purpose payments unchanged but made major changes to the structure of specific purpose payments.

General Purpose Payments

The current framework for Commonwealth of Australia general purpose payments to the States was set out in the Intergovernmental Agreement of June 1999 and carried into the IGAFFR. The key provisions are that:

•	from July 1, 2000, the Commonwealth of Australia pays to the States and Territories all the revenue it collects from the GST;

•	the States and Territories can spend these GST revenues as they wish; and

•	the GST revenue is distributed among the States and Territories in accordance with the principle of Horizontal Fiscal Equalisation.

The Horizontal Fiscal Equalisation principle seeks to ensure that all States and Territories have the fiscal capacity to provide services and associated infrastructure of a similar standard to their citizens provided they make similar efforts to raise their own revenue and operate at average levels of efficiency. The Commonwealth Grants Commission, established in 1933, assesses the financial capacity of each State and Territory to raise revenue and provide services and infrastructure, and advises the Federal Treasurer (who ultimately, after consultation with the States and territories, can accept or reject the Commonwealth Grants Commission’s advice) on how to distribute the available GST revenue grants among the States and Territories.

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The NSW share of total Australian GST revenue payments recommended by the Commonwealth Grants Commission fell slightly from 30.9% in 2011-12 to 30.7% in 2012-13, and returned to 30.9% in 2013-14. This compares with NSW’s share of the total Australian population of 32%. General purpose payments to NSW in 2013-14 are expected to be A$15.6 billion, 5.5% above the previous year, and are forecast to grow on average by 4.5% per annum over the four year period from 2012-13 to 2016-17,.

In its most recent methodology review, released in February 2010, the Commonwealth Grants Commission changed the methodology it uses to calculate the distribution of GST revenue grants. These changes include a greater emphasis on population growth, particularly for the assessment of infrastructure needs. Overall, in a longer term structural sense, the changes are expected to disadvantage New South Wales. The outcomes of the next methodology review will be presented in February 2015, and will apply to the GST distribution for 2015-16 and subsequent years.

The final report of the Review of the Distribution of GST was released by the Commonwealth of Australia Treasurer on November 30, 2012. This review was established by the Commonwealth Government in March 2011 to review the distribution of the GST to ensure that Australia is best placed to meet the challenges of structural change arising from the resources boom, globalization, demographic and technological change and that confidence in the system of federal financial relations is maintained.

The final report provided recommendations for short-term adjustments to the horizontal fiscal equalization system and set out a broader vision for longer term reform of intergovernmental relations in Australia.

Most of the short-term recommendations relate to improving governance and consultative arrangements and technical adjustments to improve the stability, reliability and transparency of the system. The technical adjustments have been referred to the Commonwealth Grants Commission for consideration in its 2015 report. Two recommendations, the first relating to the treatment of Commonwealth infrastructure payments for transport in assessing State fiscal capacities, and the second relating to the assessment of State spending related to mining industry development, could noticeably affect State GST revenue payment shares, though the precise magnitude of the impact is unknown.

The report found that the long term goal should be for Commonwealth of Australia GST revenue payments to be shared among the States on an equal per capita basis, with ‘top up’ payments by the Commonwealth Government to the financially weaker States.

Specific Purpose Payments

The 2008 Intergovernmental Agreement made significant changes to the framework for specific purpose payments. It divided specific purpose payments into two types: National Agreements and NPPs.

Under the new system there are six National Agreements, covering the policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities of the levels of government and specifies the objectives, outcomes, outputs and performance indicators to guide States in their delivery of service in each policy area. National Agreements do not include financial or other input controls. Reporting against high level performance indicators and independent publication of comparative analysis of performance are the key mechanisms for promoting accountability.

National Agreements payments from the Commonwealth of Australia provide States and Territories with funding to facilitate and support the delivery of ongoing services. In contrast, NPPs are used to support the delivery of specific outputs or projects and to facilitate and reward state microeconomic reforms. Reform facilitation payments may be paid to States in advance, in recognition of expected up-front costs. However, reform reward payments are paid to a State only after an independent assessment has demonstrated that performance benchmarks have been achieved.

Specific purpose payments to NSW in 2013-14 are projected to be A$10.2 billion, 9.0% higher than in the previous year. These comprise A$7.3 billion of National Agreement payments, 5.1% higher than in the previous year, and A$2.9 billion of NPPs, 20.3% above the previous year. Over the four year period from 2012-13 to 2016-17, National Agreement payments are projected to increase at an average annual rate of 7.5%, while NPPs are projected to decline at an average annual rate of 7.8%, reflecting the focused nature of the payments.

Taxation Reform

The Australian Government has indicated that it will prepare a Taxation White Paper commencing a dialogue with all state and territory governments about ways in which the Australian tax system could be improved. The White Paper is

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expected to build on the 2010 report, Australia’s Future Tax System, which argued the tax system can be made more efficient while maintaining total revenue, by shifting from inefficient taxes (e.g., taxes on transactions such as insurance or real estate transfers) towards more efficient taxes (e.g., broad-based taxes on income, consumption or land).

The NSW Treasurer has taken a leading role in promoting national discussions on state tax reform, encouraging other state and territory Treasurers to put to the Australian Government reform proposals including:

•	lowering the threshold at which the national GST applies to imported goods;

•	improving the enforcement of the GST and tightening loopholes;

•	sharing part of the Australian Government’s income tax revenue base and using this revenue to reduce inefficient state taxes;

•	Australian Government compensation to state governments for the loss of revenue streams in the nature of income tax when they privatize government owned businesses; and

•	harmonization of state taxes and red tape reduction.

The Government considers the lowering of the threshold at which GST applies to imported goods to be a particular priority, subject to identification of cost-effective administration mechanisms.

The Government is also considering possible reforms to the funding of fire and emergency services, having issued a consultation paper in 2012 which canvassed options for a switch from insurance-based taxation to a levy based on land values. As part of its consideration, the Government is examining practical experience in Victoria, which made a similar change in its funding arrangements for fire services from July 1, 2013.

National Carbon Pricing

Australian carbon pricing commenced on July 1, 2012, and on July 1, 2013, increased from A$23 per tonne of carbon equivalent to A$24.15. The Liberal Federal Government, elected in September 2013, has announced plans to repeal the carbon tax from July 1, 2014.

As at November 2013, the Federal Government has introduced legislation to repeal the carbon price to Parliament. This legislation has been passed by the lower house, and is awaiting consideration by the Senate. The Senate has referred the bills to the Environment and Communications Legislation Committee for inquiry and report by December 2, 2013.

Based on currently announced positions of the opposition and minor parties, there is speculation that the bills may not be passed by the Senate. If the bills are not passed before July 1, 2014, there is uncertainty about when a removal of the carbon price could be commenced. The Federal Government has indicated it will still seek to have the carbon price removed retrospectively from July 1, 2014. However, the implementation of this proposal, should it be legislated, may be difficult for some parties subject to the carbon price.

The carbon price results in higher costs to the NSW budget for the provision of a range of government services and also reduced dividends from some State Owned Corporations. The State has recognized a A$1,320 million impairment loss against the asset revaluation surplus and asset values of State-owned electricity companies. Accordingly, repeal of the carbon tax should have a beneficial impact on the NSW budget.

Health Reform

In August 2011, the NSW Government, along with the Governments of all other states and territories, signed the new National Health Reform Agreement (“NHRA”). The goals of the agreement are to improve local decision making, integration between the different health services (primary, community and acute), performance reporting, accountability and the sustainability of public hospitals.

Under the agreement, NSW retains responsibility for managing the State’s public hospital system while the Commonwealth of Australia assumes lead responsibility for primary health and aged care services. On August 24, 2011, the NSW Department of Health was made the Ministry of Health, with a focus on strategic system management, regulation and performance monitoring and the power to intervene if necessary.

Included in the agreement are additional Commonwealth of Australia funds of A$16.4 billion for the states and territories between 2014-15 and 2019-20. A$9.5 billion of this funding is to be allocated on a per capita basis, which amounts to an estimated A$3 billion for NSW. The remainder of the additional Commonwealth of Australia funding will be divided amongst States and Territories based on actual activity growth over the period.

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Key elements of the NHRA include:

•	the establishment of Local Health Districts, in order to increase local responsiveness and accountability;

•	activity based funding, which commenced in staged implementation from 2012-13;

•	continuation of block funding where activity based funding is not appropriate, such as with smaller facilities;

•	Commonwealth of Australia and State payments to Local Health Districts for activity based funded services, made from a national funding pool;

•	establishment of the Independent Hospital Pricing Authority to set a national efficient price for health services and creation of a National Health Performance Authority to oversee standardized national health reporting; and

•	Commonwealth of Australia funding of 45% of growth in the efficient price of public hospital services from 2014-15, rising to 50% from 2017-18.

Implementation of the reforms under the NHRA in NSW are on schedule. Activity based funding has been phased in over 2012-13 and 2013-14. From 2014-15, Commonwealth funding for most public hospital services will be based on activity levels and the national efficient price.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

The Corporation and NSW publish their financial statements in Australian dollars. The Corporation’s and NSW’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On December 13, 2013, the noon buying rate was A$1 = US$0.8961.

Fiscal Year Ended June 30,	At Period End	Average Rate(1)	High	Low
2006	0.7423	0.7472	0.7781	0.7056
2007	0.8491	0.7925	0.8491	0.7407
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	1.0001	1.0970	0.8380
2012	1.0236	1.0323	1.1026	0.9453
2013	0.9165	1.0272	1.0591	0.9165

	2013
	June	July	August	September	October	November	December(2)
High	0.9770	0.9259	0.9193	0.94444	0.9705	0.9518	0.9123
Low	0.9165	0.8957	0.8901	0.90555	0.9366	0.9072	0.8925

(1)	The daily average of the noon buying rates on the last day of each month during the period.
(2)	Through December 13, 2013.
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